082-35130

09047179

Sonic Healthcare Limited

ABN 24 004 196 909

Annual report – 30 June 2009

6-30-09
AR/S

Contents

Corporate directory

Directors	Mr B.S. Patterson	*Chairman*
	Dr C.S. Goldschmidt	*Managing Director*
	Mr C.D. Wilks	*Finance Director*
	Mr R.P. Campbell	
	Dr P.J. Dubois	
	Mr C.J. Jackson	
	Mr L.J. Panaccio	
Company secretary	Mr P.J. Alexander	

Principal registered office in Australia

14 Giffnock Avenue, Macquarie Park,
New South Wales, 2113, Australia.
Ph: 61 2 9855 5444
Fax: 61 2 9878 5066
Website: www.sonichealthcare.com

Share registry

Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street, Adelaide,
South Australia, 5000, Australia.
Ph: 1300 556 161 (Within Australia)
Ph: 61 3 9415 4000 (Outside Australia)
Fax: 61 8 8236 2305
Website: www.computershare.com
Email: web.queries@computershare.com.au

Auditor

PricewaterhouseCoopers

Solicitors

Allens Arthur Robinson
Minter Ellison

Bankers

Australia and New Zealand Banking Group Limited
Citibank, N.A.
Commonwealth Bank of Australia
JPMorgan Chase Bank, N.A.
National Australia Bank Limited
The Royal Bank of Scotland plc
Westpac Banking Corporation

Stock exchange listings

Sonic Healthcare Limited (SHL) shares are listed on the Australian Securities Exchange.

Directors' report

Your directors present their report on the Group consisting of Sonic Healthcare Limited and the entities it controlled at the end of, or during, the year ended 30 June 2009.

Directors

The following persons were directors of Sonic Healthcare Limited during the whole of the financial year and up to the date of this report:

Mr B.S. Patterson	*Chairman*
Dr C.S. Goldschmidt	*Managing Director*
Mr C.D. Wilks	*Finance Director*
Mr R.P. Campbell	
Dr P.J. Dubois	
Mr C.J. Jackson	
Mr L.J. Panaccio	

Dr H.F. Scotton was a director from the beginning of the financial year until his retirement on 31 December 2008.

Principal activities

During the year the principal continuing activities of the Group consisted of the provision of medical diagnostic services and the provision of administrative services and facilities to medical practitioners.

Dividends

Details of dividends in respect of the current year and previous financial year are as follows:

	2009 $'000	2008 $'000
Interim dividend paid	**84,452**	66,695
Final dividend paid on 28 September 2009	**135,950**	107,203
Total dividend for the year	**220,402**	173,898

On 27 August 2009, the board declared a final dividend in respect of the year ended 30 June 2009 of 35 cents per ordinary share, 35% franked (at 30%) paid on 28 September 2009 with a record date of 14 September 2009. An interim dividend of 22 cents per ordinary share 60% franked (at 30%) was paid on 26 March 2009. These dividends included no conduit foreign income.

A final dividend of 32 cents per ordinary share was paid on 9 October 2008 in respect of the year ended 30 June 2008, out of profits of that year as recommended by the directors in last year's Directors' report. The interim dividend in respect of the year ended 30 June 2008 was 20 cents per ordinary share, paid on 26 March 2008.

As a result of the Group's international expansion it is likely that future dividends will not be fully franked. It is expected that the 2010 interim dividend will be franked to ~35%.

Dividend Reinvestment Plan (DRP)

The company's DRP remains suspended for the 2009 final dividend and until further notice.

Review of operations

A summary of consolidated revenue and earnings is set out below:

$'000

	2009 Ordinary Earnings	2009 Non-recurring items	2009 Statutory	2008	% Change 2009 Ordinary v 2008
Revenue from ordinary activities	**3,013,731**	-	**3,013,731**	2,380,327	**26.6%**
Earnings before interest, tax, depreciation and intangibles amortisation (**EBITDA**)	**578,999**	-	**578,999**	478,568	21.0%
Depreciation and lease amortisation	**(93,087)**	-	**(93,087)**	(75,909)	22.6%
Earnings before interest, tax and intangibles amortisation (**EBITA**)	**485,912**	-	**485,912**	402,659	20.7%
Amortisation of intangibles	**(8,196)**	-	**(8,196)**	(5,906)	38.8%
Impairment of New Zealand Pathology intangibles	-	(120,100)	**(120,100)**	-	
Restructuring costs – New Zealand Pathology	-	(22,772)	**(22,772)**	-	
Non-recurring items expensed in first half of 2009	-	(11,002)	**(11,002)**	-	
Net interest expense	**(74,234)**	-	**(74,234)**	(64,886)	14.4%
Income tax attributable to Operating Profit	**(87,141)**	10,088	**(77,053)**	(81,461)	7.0%
Net Profit attributable to Outside Equity Interests	**(1,195)**	-	**(1,195)**	(5,290)	(77.4)%
Net Profit attributable to shareholders of Sonic Healthcare Limited	**315,146**	(143,786)	**171,360**	245,116	**28.6%**
Cash generated from operations	**441,910**	(11,958)	**429,952**	331,885	33.2%

Earnings per share
Cents per share

	2009 Ordinary Earnings	2009 Non-recurring items	2009 Statutory	2008	% Change 2009 Ordinary v 2008
Basic earnings per share	**86.3¢**	(39.4)¢	46.9¢	75.0¢	15.1%
Diluted earnings per share	**85.2¢**	(38.9)¢	46.3¢	73.5¢	15.9%

Review of operations (continued)

1. Key highlights

- Out-performed both revenue and EPS growth guidance.
- Significant market share gains in Australian Pathology contributing to 9% organic revenue growth.
- Market share gains through strong organic growth in the USA, Germany and the UK.
- Strong margin expansion in key pathology operations.
- German and US synergies on track and driving margin growth.
- Successful equity raising, strong cash flow and new debt facilities providing ~$775M of available funding for future acquisitions.

2. Explanation of results

(a) Revenue

Total revenue growth for the year was 26.6% (18.7% at 2008 currency exchange rates), exceeding guidance of greater than 15%.

Revenue split **AUD M**	**2009 Revenue**	**% of 2009 Revenue**
Pathology – Australia	881	29%
Pathology – US	700	23%
Pathology – Europe	802	27%
Pathology – NZ	114	4%
Radiology	345	12%
Medical centres	159	5%
Revenue excluding interest income	3,001	100%


IPN - Medical Centres 5%
Radiology 12%
Australian Pathology 29%
New Zealand Pathology 4%
Europe 27%
USA 23%

Review of operations (continued)

2. Explanation of results (continued)

(a) Revenue (continued)

Pathology organic revenue growth
AUD M

	2009	2008	Organic growth
Australia (i) (ii)	880.5	807.5	**9.0%**
US (i) (ii)	482.9	459.8	**5.0%**
Europe (i) (ii)	634.3	599.8	**5.8%**
New Zealand (i) (ii)	120.4	117.2	**2.7%**
Effect of acquisitions (i) (iii)	192.4	(67.9)	
Exchange rate movement effect (i)	188.8	-	
Pathology revenue as reported	2,499.3	1,916.4	

Notes:

(i) The geographic revenue figures shown for 2009 are presented using 2008 currency exchange rates, and excluding the revenue of acquisitions completed in the 2009 year, the total of which is shown separately ($192.4M). The currency exchange rate effect is also shown separately ($188.8M).

(ii) The geographic revenue figures shown for 2008 have been adjusted (increased) to include a full year of revenue of acquisitions completed in the 2008 year. The total of these adjustments ($67.9M) is then reversed to reconcile back to the reported total.

(iii) Effect of acquisitions includes the effect on revenue of the Schottdorf restructure in December 2007 (see below for more details).

Organic (non-acquisitional) revenue growth in each of Sonic's pathology operations was at or above what Sonic believes are the relevant laboratory market growth rates. Particularly pleasing was the Australian Pathology organic growth (9.0%), which has taken Sonic to a revenue level almost 20% above its largest competitor. The organic growth rates in Australia and Europe were very strong given the effect during the year of cuts to the Australian Medicare (effective 1 July 2008) and German EBM (effective 1 January 2009) fee schedules.

Sonic's Australian Pathology operations did not significantly change their billing policies (mix between bulk-bill and private billing) during the year as Sonic's approach was to wait to see what changes were to be announced in the May 2009 Federal Budget. As further Medicare fee cuts were announced in the Budget, to take effect from 1 November 2009, Sonic's operations are now in the process of implementing significant billing policy changes which are expected to at least offset the November 2009 Medicare fee cuts.

Revenue growth was augmented by acquisitions during the current and prior year including:

- Sunrise Medical Laboratories, USA (31 July 2007)
- Bioscientia Healthcare Group, Germany (14 September 2007)
- American Clinical Services, USA (2 January 2008)
- Gemini Administration Services, Australia (11 April 2008)
- Laboratory Prof. Krech Group, Switzerland (1 July 2008)
- Labor 28 Group, Germany (1 July 2008)
- GLP Medical Group, Germany (1 September 2008)
- Clinical Laboratories of Hawaii, USA (2 September 2008)

In addition, the reported revenue of the Schottdorf Group (in Germany) has increased by ~A$18M for the period compared to the prior year as the legal restructure carried out to enable Sonic to reach 100% ownership at 31 December 2007 caused a change in the legal entities consolidated in Sonic's results. This change, which will continue in the future, only affects reported revenue, and does not change profit. It therefore causes a dilution in reported operating margins.

Review of operations (continued)

2. Explanation of results (continued)

(a) Revenue (continued)

Radiology revenue growth was 3.7%. Sonic remains the second largest participant in the Australian radiology market. Sonic's medical centre business, Independent Practitioner Network ("IPN"), achieved revenue growth of 30% through a combination of acquisitions and organic growth.

Revenue was impacted by currency exchange rate movements, which increased reported revenue by $188M compared to the prior year.

(b) Non-recurring items

A number of non-recurring expenses occurred during the 2009 year, comprising:

AUD M	Pre-tax	Tax	Post-Tax
Impairment of New Zealand Pathology intangibles (i)	120.1	-	120.1
Restructuring costs – New Zealand Pathology (i)	22.8	(6.8)	16.0
Implementation of the direct billing system in Germany, following changes in German regulations (ii)	5.3	(1.6)	3.7
Implementation of the Apollo laboratory information system into Douglass Hanly Moir (NSW, Australia) (ii)	3.5	(1.1)	2.4
UK pre-acquisition related insurance claim (ii)	2.2	(0.6)	1.6
	153.9	(10.1)	143.8

(i) Refer to Sonic Healthcare's announcement to the Australian Securities Exchange on 18 August 2009 for further details of the New Zealand Pathology items.
(ii) These costs were incurred in the first half of the 2009 financial year.

All further commentary and analysis will refer to "Ordinary Earnings", i.e. adjusted for these non-recurring items, unless labelled "Statutory".

(c) Group margin analysis

	2009	2008	Movement
EBITDA as a % of Revenue	**19.2%**	20.1%	(90) bps*
EBITA as a % of Revenue	**16.1%**	16.9%	(80) bps*

*bps = basis points of margin

Total operating margins have been significantly diluted by the acquisitions of businesses during the current and prior year (including those listed in (a) above) which have lower margins than the average of Sonic's other businesses. The change in the Schottdorf Group structure described above also caused reported margin dilution. Excluding these effects, pathology margins have expanded in total by 80 bps, as shown below.

Review of operations (continued)

2. Explanation of results (continued)

(d) Pathology margin analysis

AUD M	Revenue	EBITDA	Margin
2008 as reported (A)	1,916.4	410.9	**21.4%**
Exchange rate effects	188.8	32.6	
Effect of acquisitions*	260.3	33.6	12.9%
Organic growth (B)	**133.8**	**43.7**	**32.7%**
2009 Ordinary earnings	2,499.3	520.8	20.8%
Organic growth (B) over 2008 normalised for acquisitions	6.7%	10.5%	
Organic growth plus 2008 reported (A)+(B)	2,050.2	454.6	**22.2%**

Margin improvement of 80 bps (22.2% less 21.4%)

* Effect of acquisitions includes the effect on revenue of the Schottdorf Group restructure in December 2007.

The table above shows that Sonic's pathology operations achieved marginal profit (EBITDA) of 32.7% on each dollar of organic revenue growth, and 80 bps of margin expansion in total. Margin expansion was strongest in the US (greater than 200 bps) and Germany (greater than 100 bps), where synergy capture from acquisitions in the last few years are on track. Australian Pathology also increased margins for the year, with a strong recovery in the second half. New Zealand Pathology margins contracted by 200 bps, reflecting the adverse funding system now operating in New Zealand, which comprises fixed fee contracts. German margin expansion was particularly pleasing in light of the ~2% fee cuts to the EBM fee schedule which took effect from January and April 2009.

Sonic's Radiology division margins continued to suffer from difficult market conditions, which the Australian Government recognised in the 2009 Federal Budget by announcing Medicare fee increases to come into effect from 1 November 2009. It was pleasing to see that despite this being one of the most difficult Federal Budgets in decades, the Government recognised the importance of the diagnostic sector to the Australian healthcare system.

(e) Interest expense and debt facilities

Net interest expense has increased 14.4% on the comparative period, mainly due to increased average debt levels as a result of business acquisitions and currency exchange rate movements.

All of Sonic's bank debt is drawn in foreign currencies as "natural" balance sheet hedging of Sonic's offshore operations.

Interest rate hedging arrangements are in place in accordance with Sonic's Treasury policy.

Sonic's net interest bearing debt at 30 June 2009 comprised:

	Facility Limit M	Drawn M	AUD $M Available
Syndicated facility			
USD limit	US$609	US$609	-
Euro limit	€354	€354	-
Multicurrency limit*	A$179	A$177	2
Bilateral term facility	€84	€84	-
Bilateral revolving facility	A$40	A$39	1
Minor debt/leasing facilities	n/a	A$26*	-
Cash	n/a	A$(558)*	558
Available funds at 30 June 2009			561

* Various currencies, cash mainly AUD

Review of operations (continued)

2. Explanation of results (continued)

(e) Interest expense and debt facilities (continued)

The significant cash balance shown above reflects the A$469M of equity raised in November and December 2008, which has set Sonic's balance sheet for future growth.

In addition to the available funds noted above, Sonic has approval for, and is currently finalising the documentation of, additional foreign currency bilateral debt facilities with limits totalling ~A$254M, with 3 and 5 year tenors. Sonic has also received over A$31M of cash from the exercise of options over ordinary shares since year end.

(f) Tax expense

The effective tax rate in the second half of the year was 24.1%, in line with the guidance provided in February 2009. The full year effective tax rate of 21.6% is lower than the prior year (24.5%) as a result of Sonic's offshore expansion and over provisions in prior periods. Ignoring the impact of future acquisitions, and any short term fluctuations, the effective tax rate for future periods is expected to be in the range of 22-25%.

3. Operational developments

The Australian Federal Government has announced its intention to conduct reviews of the Government funding (via Medicare) of pathology and radiology. The reviews are expected to be completed by May 2011. Input into the reviews from industry (via the industry associations) has been invited. Sonic does not expect the outcomes of the reviews to materially impact its future financial performance.

Sonic's Auckland-based subsidiary's (Diagnostic Medlab) contract for the provision of community laboratory services in the Auckland region concluded on 6 September 2009. Diagnostic Medlab has operated in Auckland for over 50 years, joining the Sonic Healthcare group in 1999 as part of a larger acquisition involving eight pathology businesses in Australia and New Zealand. Under Sonic's ownership, Diagnostic Medlab has provided one of the finest and most efficient laboratory services in the world.

The Auckland contract represented less than 2% of Sonic's total revenue and earnings and will therefore not have a material impact on Sonic's future performance.

Sonic's Board resolved to write off the total book value of intangible assets associated with all its New Zealand Pathology operations as a consequence of the conclusion of the Auckland laboratory contract and the adverse funding system now operating in New Zealand, which is not considered conducive to further investment given the risk of non-renewal of contracts. Sonic confirms that the current New Zealand system of tendered, fixed-term contracts for community laboratory services is unique and does not exist in any other market in which Sonic operates.

Sonic is not exiting the New Zealand market, however, New Zealand Pathology is expected to represent less than 1% of Sonic's future global earnings.

Sonic's proprietary Apollo Laboratory Information System was seamlessly implemented into Douglass Hanly Moir Pathology's central laboratory in Macquarie Park, Sydney in the first half of the year, the largest Apollo implementation to date. More recently, the first implementation of Apollo in the USA was successfully completed in Sonic's Southeast division, headquartered in Orlando, Florida.

Significant changes in the state of affairs

Significant changes in the state of affairs of the Group during the course of the financial year included the following:

- The synergistic acquisitions of the Labor 28 Group (Berlin, Germany, settled on 1 July 2008) and GLP Medical Group (Hamburg, Germany, settled on 1 September 2008).
- The synergistic acquisition on 1 July 2008 of the Swiss Laboratory Prof. Krech Group, and subsequent merger into the Medica Laboratory Group.
- The acquisition on 2 September 2008 of Clinical Laboratories of Hawaii, the leading medical laboratory group in Hawaii.
- Acquisition of the balance of Independent Practitioner Network via a Scheme of Arrangement implemented on 30 September 2008.
- Successful completion in late 2008 of an institutional private placement and Shareholder Purchase Plan, raising A$469M of new capital which set Sonic's balance sheet for future growth.
- Successful establishment in July 2008 of an additional €84M 3 year term bank debt facility with two of the syndicate members of Sonic's senior syndicated bank debt facility.

Matters subsequent to the end of the financial year

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- On 27 August 2009 Sonic's Directors declared a final dividend of 35 cents (35% franked) per ordinary share, paid on 28 September 2009. Sonic's Dividend Reinvestment Plan remained suspended for this dividend.

Likely developments and expected results of operations

Sonic's main focus during the 2010 and future financial years will be to continue to grow shareholder value through both acquisitions and organic growth, and by extracting efficiencies from its existing businesses, particularly in our three major markets of Australia, Europe and the USA.

Sonic continues to target further acquisitions in the US and Europe and expects significant growth in these large fragmented laboratory markets over the coming years. Since year-end Sonic has announced a number of small but highly synergistic acquisitions, being Labor Lademannbogen (Hamburg, Germany), Axiom Laboratories (Tampa, Florida, USA) and Piedmont Medical Laboratory (Winchester, Virginia, USA).

On 27 August 2009 Sonic provided guidance to the market in relation to forecast results for the 2010 financial year as follows:

Assuming 2009 average currency exchange rates apply in 2010, Sonic expects to grow Net Profit by 10-15% over the 2009 level of $315M. This guidance excludes the impact of future business acquisitions not already announced, and may be impacted by changes in interest rates.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the directors believe it would prejudice Sonic's competitive position in the market place.

Information on directors

(a) Directors' profiles

Barry Patterson
Chairman
A.S.M.M., M.I.M.M., F.A.I.C.D.
Non-executive, independent director, appointed May 1993 (Chairman since December 1999)

Mr Patterson is an engineer and has a corporate mining background, but in more recent years has held directorial positions in a number of both public and private companies. Mr Patterson is the Chairman of both the Remuneration Committee and the Nominations Committee, and is a member of the Audit Committee. Mr Patterson is currently Chairman and a non-executive director of Silex Systems Limited (since 1992).

Dr Colin Goldschmidt
CEO and Managing Director
M.B.B.Ch., F.R.C.P.A., F.A.I.C.D.
Executive director, appointed January 1993

Dr Goldschmidt is the CEO and Managing Director of Sonic Healthcare. He is a qualified medical doctor who then undertook specialist pathology training at a number of Sydney teaching hospitals, before gaining his Specialist Pathologist qualification in 1986. Dr Goldschmidt practised for five years (1987-1992) as a histopathologist with Douglass Hanly Moir Pathology, Sonic's first acquisition, prior to his appointment as CEO of both Sonic Healthcare and Douglass Hanly Moir Pathology in 1993. He is a member of numerous medical and pathology associations and is a member of Sonic's Risk Management Committee and Nominations Committee. He is also a non-executive director of Silex Systems Limited (since 1992), a listed company previously spun out of Sonic, and was formerly a non-executive director of Independent Practitioner Network Limited (2005-2008).

Christopher Wilks
Finance Director
B.Comm. (Univ Melb), A.S.A., F.C.I.S., F.A.I.C.D.
Executive director, appointed December 1989

Mr Wilks has a background in chartered accounting and investment banking. He was previously a partner in a private investment bank and has held directorships for a number of public companies. Mr Wilks is the Chairman of the Risk Management Committee. He is also an executive director of Silex Systems Limited (since 1988) and was formerly a non-executive director of Independent Practitioner Network Limited (2005-2008).

Peter Campbell
F.C.A., F.T.I.A., F.A.I.C.D.
Non-executive, independent director, appointed January 1993

Mr Campbell is a Chartered Accountant with his own practice based in Sydney. He is a Fellow of the Institute of Chartered Accountants in Australia, the Taxation Institute of Australia and the Australian Institute of Company Directors. He is a Registered Company Auditor. Mr Campbell is the Chairman of the Audit Committee and a member of both the Remuneration Committee and the Nominations Committee. Mr Campbell is currently a non-executive director of Silex Systems Limited (since 1996) and also of QRxPharma Limited (since April 2007). He was formerly a non-executive director of Admerex Limited (from January 2007 to October 2008).

Dr Philip Dubois
M.B., B.S., F.R.C.R., F.R.A.N.Z.C.R, F.A.I.C.D.
Executive director, appointed July 2001

Dr Dubois is Chairman of the Sonic Imaging Executive Committee and is Chairman and CEO of Queensland X-Ray. A neuroradiologist and nuclear imaging specialist, he is currently an Associate Professor of Radiology at University of Queensland Medical School. He has served on numerous government and craft group bodies. He is currently Vice-President of the Australian Diagnostic Imaging Association (ADIA), and a Councillor and the Radiology Craft Group Representative of the Australian Medical Association (AMA). Dr Dubois is a member of Sonic's Risk Management Committee. Dr Dubois is a non-executive director of Magnetica Limited (since December 2004).

Information on directors (continued)

(a) Directors' profiles (continued)

Colin Jackson
O.A.M., F.C.P.A., F.C.A., F.A.I.C.D.
Executive director, appointed December 1999

Mr Jackson has a background in professional accounting practice and laboratory management. He plays an active role at Sonic corporate level and, as Vice-President of the Australian Association of Pathology Practices, represents Sonic at national industry level. Mr Jackson was the Chief Executive Officer of Diagnostic Services Pty Limited (Sonic's Tasmanian practice) for 11 years to 2006. He is a Fellow of the Australian Society of Certified Practising Accountants, the Australian Institute of Company Directors and the Institute of Chartered Accountants in Australia. Mr Jackson is a Director and Treasurer of the Guide Dog Association of Victoria and a member of the Winston Churchill Fellowship Trust selection committee in Tasmania. He is Chairman of the Tasmanian Symphony Orchestra Foundation Limited. Mr Jackson was formerly Chairman and a non-executive director of Independent Practitioner Network Limited (2004-2008).

Lou Panaccio
B.Ec., C.A., M.A.I.C.D.
Non-executive, independent director, appointed June 2005

Mr Panaccio is a chartered accountant with strong management experience in business and healthcare services. He is currently Managing Director of the Monash IVF Group, non-executive Chairman of Health Networks Australia, non-executive Chairman of CPW Group and a non-executive director of the Inner Eastern Community Health Service in Victoria. Mr Panaccio was the Chief Executive Officer and an executive director of Melbourne Pathology for ten years to 2001. Mr Panaccio is a member of the Audit Committee.

(b) Company secretary

Paul Alexander
B.Ec., C.A., F.Fin.

Mr Alexander has been the Group Financial Controller of Sonic Healthcare Limited since 1997 and Sonic's Company Secretary since 2001. Prior to joining Sonic, Mr Alexander gained 10 years experience in professional accounting practice, mainly with Price Waterhouse, and was also Financial Controller and Company Secretary of a subsidiary of a multinational company for two years. Mr Alexander was formerly a non-executive director of Independent Practitioner Network Limited (2005-2008).

Information on directors (continued)

(c) Directors' interests in shares and options as at 21 September 2009

Director's name	Class of shares	Number of shares	Interest	Number of options
B.S. Patterson	Ordinary	3,816,646	Beneficially	-
Dr C.S. Goldschmidt	Ordinary	1,100,000	Personally	4,750,000
	Ordinary	230,243	Beneficially	-
C.D. Wilks	Ordinary	468,750	Personally	2,835,000
	Ordinary	288,122	Beneficially	-
R.P. Campbell	Ordinary	-	-	-
Dr P.J. Dubois	Ordinary	-	-	-
C.J. Jackson	Ordinary	491,371	Personally	-
L.J. Panaccio	Ordinary	-	-	-

Meetings of directors

The numbers of meetings of the company's Board of directors and of each board committee held during the year ended 30 June 2009, and the numbers of meetings attended by each director were:

	Full meetings of directors		Meetings of committees							
			Audit		Remuneration		Risk Management		Nominations	
	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held	Number of meetings attended	Number of meetings held
B.S. Patterson	13	17	3	4	2	2	-	-	3	3
Dr C.S. Goldschmidt	17	17	-	-	-	-	3	3	3	3
C.D. Wilks	17	17	-	-	-	-	3	3	-	-
R.P. Campbell	16	17	4	4	2	2	-	-	3	3
Dr P.J. Dubois	17	17	-	-	-	-	3	3	-	-
C.J. Jackson	16	17	-	-	-	-	-	-	-	-
L.J. Panaccio	17	17	4	4	-	-	-	-	-	-
Dr H.F. Scotton*	11	11	-	-	-	-	-	-	-	-

* Retired on 31 December 2008

Insurance of officers

During the financial year, the company entered into agreements to indemnify all directors of the company that are named above and current and former directors of the company and its controlled entities against all liabilities to persons (other than the company or related entity) which arise out of the performance of their normal duties as director or executive officer unless the liability relates to conduct involving lack of good faith. The company has agreed to indemnify the directors and executive officers against all costs and expenses incurred in defending an action that falls within the scope of the indemnity and any resulting payments.

The directors' and officers' liability insurance provides cover against costs and expenses, subject to the terms and conditions of the policy, involved in defending legal actions and any resulting payments arising from a liability to persons (other than the company or related entity) incurred in their position as a director or executive officer unless the conduct involves a wilful breach of duty or an improper use of inside information or position to gain advantage. The insurance policy does not allow disclosure of the nature of the liabilities insured against or the premium paid under the policy.

Directors' report

(continued)

Environmental regulation

The Group is subject to environmental regulation in respect of the transport and disposal of medical waste. The Group contracts with reputable, licensed businesses to dispose of waste and there have been no investigations or claims during the financial year. The directors believe that the Group has complied with all environmental regulations.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Group are important.

Details of the amounts paid or payable to the auditor of the Group and Parent Company (PricewaterhouseCoopers) for non-audit services provided during the year are set out below. PricewaterhouseCoopers was appointed as auditor of IPN for the 2009 year. Details of the amounts paid in the prior year for the previous auditor of Independent Practitioners Network Limited (Deloitte Touche Tohmatsu) are also set out below.

The Board of directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001.* The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the *Corporations Act 2001.* In the opinion of the directors none of the services provided undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 23.

During the year the following fees were paid or payable for non-audit services provided by the auditors of the Group and the Parent Company, and, for the prior year, the auditor of Independent Practitioner Network Limited.

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
PricewaterhouseCoopers – Australian firm				
Accounting and advisory services	**140,000**	-	-	-
Deloitte Touche Tohmatsu – Australian firm				
Accounting and advisory services	-	**165,000**	-	-

Share options

Information on share options is detailed in Note 38 - Share based payments.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report. Amounts in the directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Remuneration report

The directors of Sonic Healthcare Limited present the Remuneration report for the year ended 30 June 2009 in accordance with section 300A of the Corporations Act.

Sonic Healthcare Limited's remuneration packages are structured and set at levels that are intended to attract, motivate and retain directors and executives capable of leading and managing the Group's operations, and to align remuneration with the creation of value for shareholders.

The Remuneration Committee, consisting of 2 non-executive independent directors, makes specific recommendations to the Board on remuneration packages and other terms of employment for the Managing Director and Finance Director and advises the Board in relation to equity- based incentive schemes for other employees.

Sonic Healthcare Limited's remuneration policy links the remuneration of the Managing Director and the Finance Director to Sonic's performance through the award of conditional entitlements. These conditional entitlements (bonuses and share options) are dependant on the earnings per share (bonuses and options) and total shareholder return (options) performance of the Group and thus align reward with the creation of value for shareholders.

Remuneration and other terms of employment for other executives are reviewed annually by the Managing Director having regard to performance against goals set at the start of the year, performance of the entity or function of the Group for which they have responsibility, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, performance-related bonuses, share and option grants, and fringe benefits.

Cash bonuses and equity grants to other executive directors and employees are made at the discretion of the Managing Director, the Remuneration Committee and the Board of directors based on individual and company performance. These bonuses and option grants reward the creation of value for shareholders.

Remuneration of non-executive directors is determined by the board within the maximum amount approved by the shareholders. At a General Meeting on 31 July 2001 shareholders approved a maximum amount of $800,000 be available as remuneration for the services of the non-executive directors. Given the growth of the company over the last two years, and following a review of market practice and non-executive director fees for entities of similar size and complexity, the board resolved that with effect from 1 May 2009, the base non-executive director fee of $80,000 per annum (set in June 2006) be increased to $125,000 per annum. The committee fee of $10,000 per annum for each board committee upon which the director serves remained unchanged. Options are not issued and bonuses are not payable to non-executive directors.

Other than contributions to superannuation funds during employment periods and notice periods under normal employment law and in certain executive service contracts, the Group does not contract to provide retirement benefits to directors or executives.

Performance of the Group

Sonic Healthcare Limited's total shareholder return over the five year period to June 2009 was 71% (2008: 167%). This measure is calculated as the increase in share price over that period plus the dividends declared for those years (grossed up for franking credits) as a percentage of the share price at the start of the five year period. Earnings over the five year period were as follows:

	2004	2005	2006	2007	2008	2009†	Compound Average Annual Growth Rate*
Ordinary earnings per share (cps)	40.2	48.9	58.6	65.5	73.5	85.2	16.2%
Net profit attributable to members ($'000)	108,212	135,353	172,029	198,072	245,116	315,146	23.8%

* The compound average annual growth rate is calculated over the five year period shown.
† Net profit attributable to members and core earnings per share are based on ordinary earnings and exclude non-recurring items.

Remuneration report (continued)

Key management personnel

(a) Directors

The following persons were directors of Sonic Healthcare Limited during the financial year:

Non-executive directors

B.S. Patterson	*Chairman*
R.P. Campbell	
L.J. Panaccio	

Executive directors

Dr C.S. Goldschmidt	*Managing Director*
C.D. Wilks	*Finance Director*
Dr P.J. Dubois	
C.J. Jackson	

Dr H.F. Scotton (until his retirement on 31 December 2008)

(b) Other key management personnel

The following people also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position
Dr R.E. Connor	Chief Executive Officer, Sonic Healthcare USA, Inc.
D. Schultz	President and Chief Operating Officer, Sonic Healthcare USA, Inc.

All of the above persons, except Dr R.E. Connor, were also key management personnel during the year ended 30 June 2008.

The Group operates via a decentralised federated structure whereby the Chief Executive Officers of individual operating entities have delegated authority for their local operations. The Group's Australian and New Zealand pathology and radiology activities are coordinated and controlled through the Pathology Sonic Executive Committee and the Imaging Sonic Executive Committee ("PSEC" and "ISEC" respectively). Dr C.S. Goldschmidt is Chairman of PSEC and a member of ISEC, Dr P.J. Dubois is Chairman of ISEC and C.D. Wilks is a member of both PSEC and ISEC. C.J. Jackson is an Executive Director of Sonic who is a member of PSEC, represents Sonic in industry matters and plays a role in Sonic's New Zealand operations, procurement and various projects and initiatives.

A German Sonic Executive Committee ("GSEC") has recently been established to coordinate the Group's German operations. Dr C.S. Goldschmidt is Chairman of GSEC and C.D. Wilks is also a member.

Due to the prominent executive roles performed by Dr C.S. Goldschmidt, Dr P.J. Dubois, C.J. Jackson and C.D. Wilks, management does not believe there are any other executives within the Group in the current or prior financial year meeting the definition of "key management personnel" other than Dr R.E. Connor, Chief Executive Officer of Sonic Healthcare USA, Inc. and D. Schultz, President and Chief Operating Officer of Sonic Healthcare USA, Inc., who have authority and responsibility for planning, directing and controlling the Group's US operations.

Remuneration report (continued)

(c) Remuneration of directors and executives

Details of the nature and amount of each element of the remuneration of the key management personnel and other executives of the Group are set out below:

12 months to 30 June 2009

	Short-term employee benefits			Post-employment benefits
Name	**Salary & fees**	**Other benefits**[1]	**Cash bonus**	**Superannuation**
	$	**$**	**$**	**$**
Dr C.S. Goldschmidt [2] *Managing Director*	1,377,670	104,923	1,082,900	21,745
C.D. Wilks [2] *Finance Director*	575,000	-	541,450	100,000
Dr P.J. Dubois *Director*	493,346	9,424	100,000	50,000
C.J. Jackson *Director*	387,890	-	-	77,110
Dr H.F. Scotton [7] *Director*	167,603	-	-	49,997
B.S. Patterson *Chairman* *and non-executive Director*	106,925	-	-	10,575
R.P. Campbell *Non-executive Director*	106,925	-	-	10,575
L.J. Panaccio *Non-executive Director*	88,725	-	-	8,775
D. Byrne [4,6] *CEO* *The Doctors Laboratory*	571,386	61,043	731,922	114,278
Dr R.E. Connor [3,6] *CEO* *Sonic Healthcare USA, Inc.*	314,124	-	334,717	-
Dr R. Prudo [4,6] *Executive Chairman* *The Doctors Laboratory*	519,441	62,179	205,167	103,889
G. Schottdorf [5,6] *CEO* *Schottdorf Group*	936,751	32,992	-	-
D. Schultz [3,6] *President and COO* *Sonic Healthcare USA, Inc.*	455,239	16,309	481,992	22,161

1 Other benefits include fringe benefits tax.

2 Dr C.S. Goldschmidt and C.D. Wilks' salaries reflect a review from 1 July 2008 after no changes to their base salaries for the previous five years.

3 D. Schultz and Dr R.E. Connor are employed by Sonic Healthcare USA, Inc. and are remunerated in US dollars. Dr R.E. Connor's employment commenced on 1 January 2009.

4 D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.

5 G. Schottdorf is employed by the Schottdorf Group in Germany and is remunerated in Euros.

6 Denotes one of the five highest paid executives of the Group as required to be disclosed under the Corporations Act 2001. The Parent Company does not have any executives as defined under the Corporations Act 2001.

7 Dr H. F. Scotton's remuneration is for the period from 1 July 2008 to 31 December 2008 when he retired as a director of the Parent Company.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

12 months to 30 June 2008

	Short-term employee benefits			Post-employment benefits
Name	**Salary & fees**	**Other benefits**[1]	**Cash bonus**	**Superannuation**
	$	**$**	**$**	**$**
Dr C.S. Goldschmidt *Managing Director*	604,371	124,500	735,000	21,129
C.D. Wilks *Finance Director*	446,257	-	396,900	13,129
Dr P.J. Dubois *Director*	442,738	8,228	150,000	50,000
C.J. Jackson *Director*	444,853	-	-	20,147
Dr H.F. Scotton *Director*	326,481	-	-	102,328
B.S. Patterson *Chairman* *and non-executive Director*	100,916	-	-	9,084
R.P. Campbell *Non-executive Director*	75,687	-	-	34,313
L.J. Panaccio *Non-executive Director*	82,568	-	-	7,432
D. Byrne [3,5] *CEO* *The Doctors Laboratory*	446,528	61,936	1,022,987	343,622
Dr M.W. Parmenter [5] *Managing Director* *Independent Practitioner* *Network Limited*	511,871	-	147,000	13,129
Dr R. Prudo [3,5] *Executive Chairman* *The Doctors Laboratory*	350,691	77,258	708,165	470,923
G. Schottdorf [4,5] *CEO* *Schottdorf Group*	833,333	29,349	218,723	-
D. Schultz [2,5] President and COO Sonic Healthcare USA, Inc.	362,359	3,510	329,490	27,896

1 Other benefits include fringe benefits tax.
2 D. Schultz is employed by Sonic Healthcare USA, Inc. and is remunerated in US dollars.
3 D. Byrne and Dr R. Prudo are employed by The Doctors Laboratory Limited (TDL) in the United Kingdom. They are remunerated in British Pounds.
4 G. Schottdorf is employed by the Schottdorf Group in Germany and is remunerated in Euros.
5 Denotes one of the five highest paid executives of the Group as required to be disclosed under the Corporations Act 2001. The Parent Company does not have any executives as defined under the Corporations Act 2001.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

In addition to the cash remuneration disclosed above, the value of long service leave accrued for each relevant executive for the 12 months to 30 June 2009 was: Dr C.S. Goldschmidt $336,894 (2008: $7,153), C.D. Wilks $25,729 (2008: $48,375), and C.J. Jackson $5,878 (2008: ($40,585)).

Under the current remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks, options over unissued ordinary shares of Sonic Healthcare Limited vest upon the achievement of performance conditions (as set out in (d) below). The options issued under the Sonic Healthcare Limited Employee Option Plan (which form part of remuneration for the three financial years 2009-2011) replaced the Executive Incentive Plan which governed the remuneration arrangements for the five financial years to 30 June 2008. Under the Executive Incentive Plan ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited were issuable upon the achievement of certain performance conditions. The fair values of the options and shares at the time of grant have been determined and have been allocated equally over the service periods up to the vesting dates. Dr C.S. Goldschmidt and C.D. Wilks were also required to take 50% of their short term incentive for the six months to December 2008 as Sonic shares acquired on market and held by the Sonic Healthcare Employee Share Trust. In addition to the remuneration disclosed above, the calculated remuneration values of shares and options for Dr C.S. Goldschmidt for the 12 month period to 30 June 2009 were $369,120 and $4,471,060 respectively (2008: $261,025 and $4,995,949). In addition to the remuneration disclosed above, the calculated remuneration values of shares and options for C.D. Wilks for the 12 month period 30 June 2009 were $186,034 and $2,387,647 respectively (2008: $140,301 and $2,697,812).

Of the options issued under the Sonic Healthcare Limited Employee Option Plan and the Executive Incentive Plan, the maximum total value of the options yet to vest for Dr C.S. Goldschmidt is $6,653,310, and for C.D. Wilks $3,487,096. These maximum values represent the fair value of the options, determined at grant date, which are yet to be expensed. The minimum total value of the options yet to vest is $nil. Of the total options issued under the Sonic Healthcare Limited Employee Option Plan 0% had vested at 30 June 2009. Of the total options issued under the Executive Incentive Plan, 50% had vested at 30 June 2009. No options have been forfeited to date under the Sonic Healthcare Limited Employee Option Plan or the Executive Incentive Plan.

In addition to the remuneration disclosed above, the calculated remuneration value of options over unissued ordinary IPN shares for Dr M.W. Parmenter for the 12 month period to 30 June 2008 ($195,785) accounted for 23% of his remuneration. The fair value of the options at the time of grant had been determined and had been allocated equally over the service periods up to the vesting dates.

Cash bonuses, ordinary shares and options over unissued ordinary shares of Sonic Healthcare Limited are performance related components of Dr C.S. Goldschmidt's and C.D. Wilks' remuneration. In aggregate, these components make up 76% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2009 (2008: 89%), and 82% of C.D. Wilks' remuneration for the 12 months to 30 June 2009 (2008: 86%). Cash bonuses are performance related components of Dr P.J. Dubois' remuneration. These components make up 15% of Dr P.J. Dubois' remuneration for the 12 months to 30 June 2009 (2008: 23%).

During the financial year 1,750,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt and 825,000 options issued to C.D. Wilks, under the revised executive remuneration arrangements as set out in (d) below. These performance related issues comprise their long term incentive awards in relation to the 2009, 2010 and 2011 financial years. In addition 20,000 ordinary shares and 1,000,000 options over unissued ordinary shares in Sonic Healthcare Limited were issued to Dr C.S. Goldschmidt, and 10,750 shares and 540,000 options were issued to C.D. Wilks, under the Executive Incentive Plan during the year. These performance related issues represented their short term and long term incentive awards in relation to the 2008 financial year.

Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 58% of Dr C.S. Goldschmidt's remuneration for the 12 months to 30 June 2009. Options, which are subject to performance conditions, issued to Dr C.S. Goldschmidt during the 12 months to 30 June 2009 had an aggregate fair value of $10,650,000 (2008: $3,990,000). Note that the current year figure includes the Executive Incentive Plan tranche for the 2008 long term incentive, as well as the Employee Option Plan grant for the long term incentives for 2009, 2010 and 2011. Options over unissued ordinary shares in Sonic Healthcare Limited accounted for 63% of C.D. Wilks' remuneration for the 12 months to 30 June 2009. Options, which are subject to performance conditions, issued to C.D. Wilks during the 12 months to 30 June 2009 (for his 2008, 2009, 2010 and 2011 long term incentives) had an aggregate fair value of $5,619,000 (2008: $2,154,600).

The relative proportions of conditional entitlements (including options) awarded to total remuneration for executives for the 12 months to 30 June 2009 were; D. Schultz 49% (2008: 46%), D. Byrne 50% (2008: 55%), Dr R. Prudo 23% (2008: 44%), G. Schottdorf 0% (2008: 20%), Dr R.E. Connor 52%, and in 2008 Dr M.W. Parmenter 40%.

Remuneration report (continued)

(c) Remuneration of directors and executives (continued)

During the financial year Dr C.S. Goldschmidt exercised 1,000,000 options at an exercise price of $7.50, issued as remuneration, over ordinary shares in the company (2008: nil). The total intrinsic value of the options at the date of exercise was $6,440,000. In addition C.D. Wilks exercised 400,000 options at an exercise price of $7.50, issued as remuneration, over ordinary shares in the company (2008: nil). The total intrinsic value of the options at the date of exercise was $2,576,000.

The maximum number of shares and options issuable in future years to Dr C.S. Goldschmidt and C. D. Wilks under the Sonic Healthcare Limited Employee Option Plan and the Executive Incentive Plan is nil shares and nil options.

The remuneration amounts disclosed relating to shares and options issued under the Sonic Healthcare Limited Employee Option Plan and the Executive Incentive Plan represent the assessed fair values at the date they were granted allocated equally over the service periods up to the vesting dates. Fair values for these shares and options have been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield, and risk-free interest rate for the term of the option. The fair value of the shares and options granted is adjusted to reflect market vesting conditions (using a Monte Carlo simulation) but excludes the impact of non-market vesting conditions. Sonic has applied no discount to the calculated fair value of these options for non-market vesting conditions.

The assessed fair value at grant date of IPN options granted to Dr M.W. Parmenter were allocated equally over the period from grant date to vesting date. Fair values at grant date were independently determined using a binomial approximation option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the option. IPN had applied a discount to the calculated fair value of these options for service continuity risk. All options over unissued IPN shares were cancelled on 1 October 2008, on payment of fair value at that time, after IPN became a wholly-owned subsidiary of Sonic.

(d) Service agreements

None of the directors of Sonic Healthcare Limited has a service contract. Rather the terms and entitlements of employment are governed by normal employment law.

Dr P.J. Dubois has a cash bonus arrangement in place which is based on the satisfaction of performance conditions relating to the earnings of Queensland X-Ray, where he performs the role of CEO.

Remuneration arrangements for Dr C.S. Goldschmidt and C.D. Wilks were revised with effect from 1 July 2008, following a detailed review by the Remuneration Committee. The key terms of the revised arrangements are set out below. The long term incentive component of the revised remuneration arrangements for the 2009, 2010 and 2011 financial years was approved by shareholders at the 2008 Annual General Meeting. 1,750,000 options were issued to Dr C.S. Goldschmidt and 875,000 were issued to C.D. Wilks under the Sonic Healthcare Limited Employee Option Plan. The options have an exercise price of $12.98 (Sonic's five day VWAP at the time of the 2008 Annual General Meeting) with vesting subject to the fulfilment of two separate performance conditions with a 50% weighting for each (that is, 50% of the options are subject to the first performance condition and the other 50% are subject to the second performance condition). Performance condition one requires a compound annual growth rate of EPS for the three years ending 30 June 2011 of 10%, which requires a 2011 EPS of at least 97.83 cents. If this performance condition is not met the relevant 50% of the total number of options will be forfeited on 30 September 2011. EPS is defined as diluted earnings per share, adjusted for significant items (as agreed by the Board, and including the effects of changes in applicable accounting standards from those in effect for the 2009 financial year), intangible asset write offs/provisions for impairment which represent more than 5% of the group's pre-tax profit for the year, and material capital restructurings that have occurred over the relevant period, as determined by the Board. Under performance condition two, Sonic's performance is ranked by percentile according to its Total Shareholder Return (TSR) against the TSRs of the companies forming the S&P ASX 100 Accumulation Index, excluding Banks and Resource companies, over the performance period from 1 July 2008 to 30 June 2011. A TSR below the 50th percentile will result in nil options vesting, a TSR of the 50th percentile will result in 50% of options vesting, with a progressive scale of an additional 2% for each percentile increase to the 75th percentile. A TSR of the 75th percentile and above will result in 100% of the relevant options vesting. Options to which performance condition two applies that do not vest (due to the appropriate percentile not being reached) will be forfeited on 30 September 2011. The options expire 60 months from the date of issue.

Base salaries for Dr C.S. Goldschmidt and C.D. Wilks were also revised from 1 July 2008, having remained unchanged for the previous five years.

Remuneration report (continued)

(d) Service agreements (continued)

Dr C.S. Goldschmidt

- Base salary, inclusive of superannuation of $1,500,000 per annum.

Short term incentive:

- Bonus, paid half yearly based on a 1,700,000 multiple of EPS (defined above – for the 2009 year EPS has been adjusted to exclude the effect of New Zealand Pathology related non-recurring items) for each 6 month period. For the 6 months to 31 December 2008, 50% of the bonus was required to be paid in Sonic shares acquired on market by the Sonic Healthcare Employee Share Trust ("deferred share plan"). The shares will vest from the plan after 24 months or upon leaving the company, whichever is the earlier. The requirement to take part of the bonus in shares has since been removed, due to announced changes in the taxation treatment of such arrangements.

Long term incentive:

- 1,750,000 options for the three years 2009-2011, exercisable at $12.98 subject to the performance conditions outlined above.

C.D. Wilks

- Base salary, inclusive of superannuation of $675,000 per annum.

Short term incentive:

- Bonus, paid half yearly based on a 850,000 multiple of EPS (as defined above) for each 6 month period. For the 6 months to 31 December 2008, 50% of the bonus was required to be paid in Sonic shares acquired on market by the Sonic Healthcare Employee Share Trust ("deferred share plan"). Shares will vest from the plan after 24 months or upon leaving the company, whichever is the earlier. The requirement to take part of the bonus in shares has since been removed.

Long term incentive:

- 875,000 options for the three years 2009-2011, exercisable at $12.98 subject to the performance conditions outlined above.

Service agreements for other executives are detailed below.

D. Schultz

No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:

- Base salary of US$340,000.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of the Group's US operations.

D. Byrne

Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:

- Base salary of £264,600 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL (capped at 200% of base salary).
- Twelve month notice period by either party.

Dr R. Prudo

Following the expiry of the initial term of the service contract established on the acquisition of TDL, a rolling service contract prevails with the following key terms:

- Base salary of £240,450 per annum, plus superannuation and other benefits to be reviewed annually.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of TDL (capped at 200% of base salary).
- Twelve month notice period by either party.

G. Schottdorf

Following the acquisition of the Schottdorf Group, a rolling service contract was established with the following key terms:

- Base salary of €508,000.
- Cash bonus arrangement (capped at €330,000) based on the satisfaction of performance conditions relating to the earnings of the Schottdorf Group.
- Twelve month notice period by either party.

Remuneration report (continued)

(d) Service agreements (continued)

Dr R.E. Connor
No formal service contract exists. The terms and entitlements of employment are governed by normal employment law. The key terms are as follows:

- Base salary of US$500,000.
- Cash bonus arrangement based on the satisfaction of performance conditions relating to the earnings of the Group's US operations.

(e) Share Trading Policy

Under the Sonic Share Trading Policy, all Sonic Healthcare employees are prohibited from buying or selling Sonic Healthcare shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading".

Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following Sonic Healthcare's provision to the market at any time of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. All trading by Designated Officers must be notified to the Company Secretary. Prohibitions also apply to trading in financial instruments related to Sonic Healthcare shares and to trading in the shares of other entities using information obtained through employment with Sonic. In addition the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares.

Designated Officers are prohibited from entering into transactions in products which limit the economic risk of participating in unvested entitlements under any equity-based remuneration schemes. Designated Officers are required to commit to this by signing the Share Trading Policy and will forfeit their equity reward should they be found to be in breach.

All Sonic Healthcare share dealings by directors are promptly notified to the Australian Securities Exchange (ASX) in accordance with Sonic's Continuous Disclosure obligations.

This report is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Director

C.D. Wilks
Director

Sydney
30 September 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
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www.pwc.com/au

Auditors' Independence Declaration

As lead auditor for the audit of Sonic Healthcare Limited for the year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sonic Healthcare Limited and the entities it controlled during the period.

Matthew Lunn
Partner
PricewaterhouseCoopers

Sydney
30 September 2009

Corporate Governance Statement

The board of Sonic Healthcare continues to place great importance on the governance of the company, which it believes is vital to its well-being and success. There are two elements to the governance of companies: performance and conformance. Both are important, but it is critical that focus on conformance does not detract from the principal function of a business, which is to undertake prudent activities to:

- generate rewards for shareholders who invest their capital,
- provide services of value to customers, and
- provide meaningful employment for employees,

and to do so in a way that contributes positively to the community.

In this framework, it is crucial that shareholders have clear visibility of the actions of the Group and that they can rely on reported financial information. The Sonic board has committed itself to provide relevant, accurate information to shareholders on a timely basis and has adopted policies and procedures designed to ensure that the Group's financial reports are true and fair, meet high standards of disclosure integrity and provide all material information necessary to understand the Group's financial performance.

Sonic's board and management are committed to governance which recognises that all aspects of the Group's operations are conducted ethically, responsibly and with the highest standards of integrity. The board has adopted practices and policies designed to achieve these aims. In August 2007, the ASX Corporate Governance Council published its second edition of Corporate Governance Principles and Recommendations (Revised Recommendations) to apply to financial years commencing on or after 1 January 2008. Sonic supports the Revised Recommendations in advancing good corporate governance and has applied them during the year. Sonic's board continues to review and improve Sonic's compliance with the Revised Recommendations, implementing change in a prudent manner. Sonic's website (www.sonichealthcare.com) includes a Corporate Governance section which sets out the information required by the Revised Recommendations plus other relevant information, including copies of all Policies, Charters and Codes referred to herein.

Sonic's Code of Ethics and Core Values (discussed below) set out the fundamental principles that govern the way that all Sonic people conduct themselves. Sonic's Core Values apply equally to every employee of Sonic and were formulated with significant input from Sonic's staff. They have been embraced throughout the Group. Sonic's Core Values are:

- Commit to Service Excellence
  To willingly serve all those with whom we deal with unsurpassed excellence.

- Treat each other with Respect & Honesty
  To grow a workplace where trust, team spirit and equity are an integral part of everything we do.

- Demonstrate Responsibility & Accountability
  To set an example, to take ownership of each situation to the best of our ability and to seek help when needed.

- Be Enthusiastic about Continuous Improvement
  To never be complacent, to recognise limitations and opportunities for ourselves and processes and to learn through these.

- Maintain Confidentiality
  With regard to patient records and all information pertaining to patients as well as other professional and commercial issues.

A description of the company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place throughout the year. Any issues of current non-compliance with the Revised Recommendations are specifically noted and explained.

Corporate governance statement

(continued)

1. Board of directors

(a) Role of the board

The Board of directors is accountable to shareholders for the performance of the company and the Group and is responsible for the corporate governance practices of the Group. The board's principal objective is to increase shareholder value while ensuring that the Group's overall activities are properly managed.

Sonic's corporate governance practices provide the structure which enables the board's principal objective to be achieved, whilst ensuring that the business and affairs of the Group are conducted ethically and in accordance with the law.

The board's overall responsibilities include:

- providing strategic direction and approving corporate strategies,
- monitoring management and financial performance and reporting,
- monitoring and ensuring the maintenance of adequate risk management controls and reporting mechanisms, and
- ensuring the business is conducted ethically and transparently.

The board delegates responsibility for day-to-day management of the business to the Managing Director and senior executives. The Managing Director also oversees the implementation of strategies approved by the board. The board uses a number of committees to support it in matters that require more intensive review and involvement. Details of the board committees are provided below.

As part of its commitment to good corporate governance, the board regularly reviews the practices and standards governing the board's composition, independence and effectiveness, the accountability and compensation of directors (and senior executives) and the board's responsibility for the stewardship of the Group.

The role and responsibilities of the board, the functions reserved for the board and those delegated to management have been formalised in the Sonic Board Charter.

(b) Composition of the board

The directors of the company in office at the date of this statement are:

Name	*Age*	*Term of office (Years)*	*Position*	*Expertise*	*Committees*
Mr Barry Patterson	68	16	Chairman Non-Executive, independent Director	Company Management	Chairman of Remuneration and Nominations Committees, member of Audit Committee
Dr Colin Goldschmidt	55	16	Managing Director	Healthcare Industry and Company Management	Member of Risk Management and Nominations Committees
Mr Chris Wilks	51	19	Finance Director	Finance, Accounting, Banking, Secretarial and Company Management	Chairman of Risk Management Committee
Mr Peter Campbell	64	16	Non-Executive, independent Director	Finance and Accounting, Computing and Company Management	Chairman of Audit Committee, member of Remuneration and Nominations Committees
Dr Philip Dubois	63	8	Executive Director	Radiology Industry and Company Management	Member of Risk Management Committee
Mr Colin Jackson	61	9	Executive Director	Finance, Pathology Industry and Company Management	
Mr Lou Panaccio	52	4	Non-Executive, independent Director	Finance, Pathology Industry and Company Management	Member of Audit Committee

1. Board of directors (continued)

(b) Composition of the board (continued)

The composition of Sonic's board is consistent with the principle of medical management and leadership, which has been a core strategy of Sonic since 1992. Sonic's Managing Director is a qualified pathologist, and the board also includes a radiologist, ensuring that it has the capacity to understand complex medical issues and be in close touch with the medical marketplace. The presence of medical practitioners on Sonic's board also gives comfort both to referring doctors (Sonic's customers) and to owners of diagnostic practices which Sonic seeks to acquire. This strategy has resulted in a board which has a relatively high proportion of executive directors.

Dr Dubois and Mr Jackson were appointed to the board following acquisitions of practices in which they held leadership positions. Their presence on the board has played an important role in consolidating several of the larger independent practices acquired by Sonic into a cohesive group.

Sonic's non-executive directors, including the Chairman, are considered independent and perform major roles in the board committees.

For the reasons described above, Sonic does not comply with ASX Corporate Governance Council Revised Recommendation 2.1: "A majority of the board should be independent directors". Due to the importance to Sonic of medical leadership and representation of major medical practice subsidiaries on the board, it is envisaged that Sonic will not fully comply with Recommendation 2.1 in the short to medium term. However, the establishment of a Nominations Committee in July 2003, the retirement of three executive directors since the 2003 Annual General Meeting and the appointment of Mr Lou Panaccio (June 2005) as an additional independent director were significant steps towards compliance. The Nominations Committee is currently in the process of recruiting an additional independent, non-executive director.

The board has resolved that the position of Chairman of the board be held by an independent director, and the position of Chairman and Managing Director will be held by different persons. The board has also resolved that the mere fact that a director has been in office for a period greater than 10 years does not change that director's status as an independent. The board has specifically considered the position of Mr Barry Patterson and Mr Peter Campbell and has determined that they are independent.

The size and composition of the board is determined by the full board acting on recommendations of the Nominations Committee. Sonic's constitution requires that the board comprise no more than 12 and no less than 3 directors at any time. Sonic's constitution also requires all directors, other than the Managing Director, to offer themselves for re-election at an Annual General Meeting, such that they do not hold office without re-election for longer than three years.

(c) Board meetings

The board meets formally at least 10 times a year to consider a broad range of matters, including strategy, financial performance reviews, capital management and acquisitions. Details of meetings (both full board and committees) and attendances are set out in the Directors' report.

(d) Independent professional advice and access to information

Each director has the right to seek independent professional advice at the company's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

All directors have unrestricted access to company records and information and receive detailed financial and operational reports from senior management during the year to enable them to carry out their duties. Directors also liaise with senior management as required and may consult with other employees and seek additional information on request.

(e) Conflicts of interest of directors

The board has guidelines dealing with disclosure of interests by directors and participation and voting at board meetings where any such interests are discussed. In accordance with the Corporations Act, any director with a material personal interest in a matter being considered by the board does not receive the relevant board papers, must not be present when the matter is being considered, and may not vote on the matter.

Corporate governance statement

(continued)

1. Board of directors (continued)

(f) Share trading

Under Sonic's Share Trading Policy, all Sonic employees are prohibited from buying or selling Sonic Healthcare shares at any time they are aware of any material price sensitive information that has not been made public, and are reminded of the laws against "insider trading". Certain "Designated Officers", including all directors and senior executives, are also prohibited from trading in periods other than in 8 week windows following the release of half year and full year results, and 2 week periods following the provision to the market at any time by Sonic of definitive guidance regarding the next result to be released. Exceptions to this prohibition can be approved by the Chairman (for other directors) or the Managing Director (for all other employees) in circumstances of financial hardship. All trading by Designated Officers must be notified to the Company Secretary. Prohibitions also apply to trading in financial instruments related to Sonic's shares, including products which limit the economic risk of option or share holdings in Sonic, and to trading in the shares of other entities using information obtained through employment with Sonic. In addition, the Managing Director and Finance Director are required to obtain approval from the Chairman of the Remuneration Committee before selling any shares. All Sonic share dealings by directors are promptly notified to the Australian Securities Exchange (ASX).

2. Board committees

To assist the board in fulfilling its duties, there are currently four board committees whose terms of reference and powers are determined by the board. Details of committee meetings and attendances are set out in the Directors' report.

(a) Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the board on remuneration packages and policies applicable to the Managing Director and Finance Director and to advise the board in relation to equity-based incentive schemes for other employees. In addition, the Committee ensures appropriate disclosure is provided to shareholders in relation to remuneration policies and that equity-based remuneration is within plans approved by shareholders. The Remuneration Committee, when deemed necessary, obtains independent advice on the appropriateness of remuneration packages.

The members of the Remuneration Committee during the year were:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell

The Remuneration Committee operates under a formal Charter and meets on an as required basis.

The current remuneration for non-executive directors is $125,000 per annum plus $10,000 per annum for each board committee upon which they serve. The maximum total remuneration per annum for non-executive directors of $800,000 was approved by shareholders in July 2001. Options are not issued and bonuses are not payable to non-executive directors. No retirement benefit schemes (other than statutory superannuation) apply to non-executive directors. Further details of Sonic's remuneration policies for executive directors and senior executives of the company, and the relationship between such policy and the company's performance are provided in the Directors' report.

(b) Audit Committee

The principal role of the Audit Committee is to provide the board, investors, owners and stakeholders with confidence that the financial reports for the company represent a true and fair view of the company's financial condition and operational results in all material respects, and are in accordance with relevant accounting standards.

The members of the Audit Committee are:

Mr R.P. Campbell (Chairman)
Mr L.J. Panaccio
Mr B.S. Patterson

The external auditors, the Managing Director and the Finance Director are invited to Audit Committee meetings at the discretion of the Committee.

2. Board committees (continued)

(b) Audit Committee (continued)

The responsibilities of the Audit Committee are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the integrity of the financial statements of the company,
  - the company's accounting policies and practices in accordance with current and emerging accounting standards,
  - the external auditors' independence and performance,
  - compliance with legal and regulatory requirements and related policies,
  - compliance with the policy framework in place from time to time, and
  - internal controls, and the overall efficiency and effectiveness of financial operations.
- providing a forum for communication between the board, executive management and external auditors.
- providing a conduit to the board for external advice on audit and internal controls.

In fulfilling its responsibilities, the Audit Committee receives regular reports from management and the external auditors. It also meets with the external auditors at least twice a year, and more frequently if necessary, and reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved. The external auditors have a clear line of direct communication at any time to either the Chairman of the Audit Committee or the Chairman of the board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

(c) Risk Management Committee

The members of the Risk Management Committee are:

Mr C.D. Wilks (Chairman)
Dr C.S. Goldschmidt
Dr P.J. Dubois

The Risk Management Committee's responsibilities are set out in its Charter and include:

- assisting the board in its oversight responsibilities by monitoring and advising on:
  - the management of risks, including but not limited to:
    - business risks, including financial and strategic risks,
    - operational risks, including business continuity and practice management risks,
    - insurable risks including legal liability claims and property losses,
    - hazard risks including environmental and OHS risks.
  - internal controls and treatments for identified risks including the company's insurance program.
  - the company's overall risk management program.
- providing a forum for communication between the board, management and external risk management advisors.
- providing a conduit to the board for external advice on risk management.

The Committee meets at least twice per year.

2. Board committees (continued)

(d) Nominations Committee

The Nominations Committee's role, as set out in its Charter, is to:

- review the board structure,
- advise the board on the recruitment, appointment and removal of directors,
- assess and promote the enhancement of competencies of directors,
- review board succession plans,
- make recommendations on remuneration of non-executive directors.

Members of the Nominations Committee are:

Mr B.S. Patterson (Chairman)
Mr R.P. Campbell
Dr C.S. Goldschmidt

The Committee meets on an as required basis.

3. Identifying and managing business risks

Sonic recognises that risk management is an integral part of good management and corporate governance practice and is fundamental to driving shareholder value across the business.

Sonic views the management of risk as a core managerial capability. Risk management is strongly promoted internally and forms part of the performance evaluation of key executives.

(a) Responsibilities

The board determines the overall risk profile of the business and is responsible for monitoring and ensuring the maintenance of adequate risk management policies, controls and reporting mechanisms.

To assist the board in fulfilling its duties, it is aided by the Audit Committee and the Risk Management Committee. The board has delegated to these Committees responsibility for ensuring:

- the company's material business risks, including strategic, financial, operational and compliance risks, are identified,
- systems are in place to assess, manage, monitor and report on those risks, and that those systems are operating effectively,
- management compliance with board approved policies,
- internal controls are operating effectively across the business, and
- all Group companies are in compliance with laws and regulations relating to their activities.

The Audit Committee and Risk Management Committee update the board on all relevant matters.

Management is responsible for the identification, assessment and management of business risks. During the year, management reported on these matters, including the effectiveness of the management of Sonic's material business risks, to the Audit Committee and Risk Management Committee, who then reported these matters to the board.

3. Identifying and managing business risks (continued)

(b) Risk management policies, systems and processes

Sonic's activities across all of its operating entities are subject to regular review and continuous oversight by executive management and the board committees. The Chief Executive Officers of the individual operating companies are responsible for the identification and management of risk within their business. To assist in this, executive management has developed an effective control environment to help manage the significant risks to its operations, both locally and overseas. This environment includes the following components:

- clearly defined management responsibilities, management accountabilities and organisational structures,
- established policies and procedures that are widely disseminated to, and understood by, employees,
- regular internal review of policy compliance and the effectiveness of systems and controls, in particular, through Sonic's Business Assurance Program, an internal audit function,
- comprehensive training programs for staff in relation to pathology and radiology operational practices and compliance requirements,
- strong management reporting framework for both financial and operational information,
- creation of an open culture to share risk management information and to continuously improve the effectiveness of Sonic's risk management approach,
- benchmarking across operations to share best practice and further reduce the operational risk profile,
- Sonic Core Values, a uniting code of conduct embraced by Sonic employees,
- centrally administered Group insurance program ensuring a consistent and adequate approach across all operating areas, and
- the employment of a professional Risk Manager to better coordinate the company's approach to material business risk management.

(c) Regulatory compliance

Sonic's pathology and radiology activities are subject to Commonwealth and State law in Australia, and similar regulatory control in offshore locations. These laws cover such areas as laboratory and collection centre operations, workplace health and safety, radiation safety, privacy of information and waste management.

Sonic's network of pathology laboratories, collection centres and radiology centres are required to meet and remain compliant with set performance criteria determined by government and industry bodies.

To support this, Sonic's operating policies and procedures are overseen by internal quality assurance and workplace health and safety managers who review operational compliance.

In addition, practising pathologists and radiologists are required to be registered and licensed in accordance with Medical Board and Government regulations. The accreditation and licensing of locations, equipment and personnel is subject to regular, random audits by Government experts and medical peer groups. Sonic also undertakes internal reviews to ensure continued best practice and compliance.

Sonic's established procedures, focus on best practice, medical leadership model, structured staff training and the external review activities serve to mitigate operational risk and support regulatory compliance.

(d) Managing Director and Finance Director certification

Sonic has adopted a policy requiring the Managing Director and the Finance Director to provide the Board with written certification in relation to its financial reporting processes. For the 2009 financial year, the Managing Director and Finance Director made the following certifications:

- that the financial records of the company have been properly maintained,
- that the financial statements and notes comply in all material respects with the accounting standards,
- that the financial statements and notes give a true and fair view, in all material respects, of the company's financial condition and operational results, and
- that the statements above are founded on a sound system of risk management and internal control which operates effectively in all material respects in relation to financial reporting risks.

Corporate governance statement

(continued)

4. Ethical standards

The company has adopted a Code of Ethics policy that outlines the standards required, so that the directors and management conduct themselves with the highest ethical standards. All employees of the company and its controlled entities are informed of the Code. The directors regularly review this code to ensure it reflects best practice in corporate governance. The Code is further supported by the Sonic Core Values.

5. Continuous disclosure

The Company Secretary has been nominated as the person responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Sonic has formalised its policies and procedures on information disclosure in a Policy on Continuous Disclosure. The Policy focuses on continuous disclosure of any information concerning the company and its controlled entities that a reasonable person would expect to have a material effect on the price of the company's securities, and sets out management's responsibilities and reporting procedures in this regard.

All information disclosed to the ASX is then immediately posted on the company's website. Presentations to analysts on aspects of the company's operations are released to the ASX and posted on the company's website.

6. The role of shareholders

The Board of directors aims to ensure that the shareholders are informed of all major developments affecting the Group's state of affairs. Information is communicated to shareholders as follows:

- the annual report is available to all shareholders on the company's website and is distributed to those shareholders who elect to receive it. The board ensures that the annual report includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of likely future developments, in addition to the other disclosures required by law; and
- proposed major changes in the Group which may impact on share ownership rights are submitted to a vote of shareholders.

To further facilitate communication with shareholders, the company has established electronic shareholder communication processes via its Share Registry. Shareholders are able to access online annual reports, notices of meetings, proxy forms and voting, and receive electronic statements (e.g. holding statements) by email. The company has an arrangement with eTree by which it donates $1 to Landcare Australia for each shareholder email address recorded.

The board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions.

The shareholders are responsible for voting on the appointment of directors.

7. External auditors

The company's policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually. Sonic requires its external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the auditor's report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

8. Performance evaluation of the board, its committees and directors, and key executive officers

(a) The board and its committees

The board carries out an annual evaluation of its own performance in meeting its key responsibilities in accordance with the Board Charter, by undertaking the following activities:

- the Chairman discusses with each director their individual performance and ideas for improvement based on surveys completed by each director assessing their own and each other directors' performance, and
- the board as a whole discusses and analyses its own performance, including suggestions for change or improvement and assessment of the extent to which the board has discharged its responsibilities as set out in the Board Charter.

The performance review covers matters such as contribution to strategy development, interaction with management, operation and conduct of meetings, and specific performance objectives for the year ahead.

The board also obtains feedback on their performance and operations from key people such as the external auditors.

Each committee of the board is required to undertake an annual performance evaluation and report the results of this review to the board.

Performance evaluation results are discussed by the board, and initiatives are undertaken, where appropriate, to strengthen the effectiveness of the board's operation and that of its committees. The board periodically reviews the skills, experience and expertise of its directors and its practices and procedures for both the present and future needs of the company.

(b) The Managing Director and Finance Director

The performances of the Managing Director and Finance Director are formally reviewed by the board. The performance criteria include:

- economic results of the Group,
- fulfilment of objectives and duties,
- personnel and resource management,
- personal conduct and Sonic Core Values,
- corporate governance and compliance,
- risk management, and
- feedback from clients and investors.

Performance evaluation results are considered by the Remuneration Committee in determining the level and structure of remuneration for the Managing Director and Finance Director.

(c) Key executives

The Managing Director evaluates key executives at least annually with qualitative and quantitative measures against agreed business and personal objectives. These business and personal objectives are consistent with those used in the performance reviews for the Managing Director and Finance Director.

Sonic Healthcare Limited ABN 24 004 196 909
Financial report
30 June 2009

Contents

Income statements
For the year ended 30 June 2009

	Notes	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Revenue from operations	3	**2,995,605**	2,365,014	**272,745**	227,458
Other income	4	**18,126**	15,313	**-**	-
Total revenue		**3,013,731**	2,380,327	**272,745**	227,458
Labour and related costs	5	**(1,314,637)**	(1,054,236)	**(351)**	(322)
Consumables used		**(524,205)**	(395,265)	**(27)**	(27)
Operating lease rental expense	5	**(141,443)**	(116,254)	**-**	(12)
Impairment of New Zealand Pathology intangibles	16c	**(120,100)**	-	**-**	-
Restructuring costs – New Zealand Pathology	5	**(22,772)**	-	**-**	-
Depreciation and amortisation of physical assets	5	**(93,087)**	(75,909)	**-**	-
Borrowing costs expense	5	**(86,652)**	(73,795)	**(47,641)**	(35,311)
Transportation		**(91,042)**	(71,595)	**-**	-
Utilities		**(66,719)**	(53,512)	**(638)**	(611)
Repairs and maintenance		**(65,240)**	(48,902)	**(73)**	(49)
Amortisation of intangibles	5	**(8,196)**	(5,906)	**-**	-
Fair value adjustment to investment properties	15	**-**	-	**-**	(10,200)
Other expenses from ordinary activities	5	**(230,030)**	(153,086)	**(2,607)**	(3,945)
Profit from ordinary activities before income tax expense		**249,608**	331,867	**221,408**	176,981
Income tax (expense)/benefit	7	**(77,053)**	(81,461)	**(3,689)**	4,845
Profit from ordinary activities after income tax expense		**172,555**	250,406	**217,719**	181,826
Net (profit) attributable to minority interests		**(1,195)**	(5,290)	**-**	-
Profit attributable to members of Sonic Healthcare Limited	30(b)	**171,360**	245,116	**217,719**	181,826

	Notes	**Cents**	Cents
Basic earnings per share	40	**46.9**	75.0
Diluted earnings per share	40	**46.3**	73.5
Diluted earnings per share before non-recurring items	40	**85.2**	73.5

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

As at 30 June 2009

	Notes	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Current assets					
Cash and cash equivalents	41(a)	**557,932**	63,865	**353,361**	687
Other financial assets (interest rate hedges)	8	**-**	4,710	**-**	-
Receivables	9	**374,481**	314,151	**1,113,473**	819,615
Inventories	10	**51,872**	41,342	**-**	-
Other	11	**28,019**	23,775	**250**	222
Total current assets		**1,012,304**	447,843	**1,467,084**	820,524
Non-current assets					
Receivables	12	**5,365**	3,872	**88,291**	43,740
Other financial assets (investments)	13	**22,423**	11,618	**2,077,258**	1,831,882
Property, plant and equipment	14	**476,446**	424,966	**-**	-
Investment properties	15	**16,510**	16,500	**110,410**	109,163
Intangible assets	16	**3,191,282**	2,700,231	**-**	-
Deferred tax assets	17	**35,256**	22,259	**-**	-
Other	18	**1,660**	1,712	**-**	-
Total non-current assets		**3,748,942**	3,181,158	**2,275,959**	1,984,785
Total assets		**4,761,246**	3,629,001	**3,743,043**	2,805,309
Current liabilities					
Payables	19	**234,301**	187,808	**502,286**	414,438
Interest bearing liabilities	20	**421,999**	510,348	**44,978**	32,938
Current tax liabilities	21	**9,264**	19,615	**8,932**	1,369
Provisions	22	**123,116**	93,994	**-**	-
Other financial liabilities (interest rate hedges)	23	**40,289**	7,269	**-**	-
Other	24	**11,814**	12,159	**-**	-
Total current liabilities		**840,783**	831,193	**556,196**	448,745
Non-current liabilities					
Interest bearing liabilities	25	**1,334,268**	791,702	**730,566**	517,704
Deferred tax liabilities	26	**5,768**	5,685	**270**	1,539
Provisions	27	**40,210**	35,450	**-**	-
Other	28	**8,134**	2,892	**-**	-
Total non-current liabilities		**1,388,380**	835,729	**730,836**	519,243
Total liabilities		**2,229,163**	1,666,922	**1,287,032**	967,988
Net assets		**2,532,083**	1,962,079	**2,456,011**	1,837,321
Equity					
Parent Company interest					
Contributed equity	29	**2,299,256**	1,709,577	**2,336,178**	1,746,088
Reserves	30(a)	**4,557**	(8,895)	**43,144**	40,608
Accumulated profits	30(b)	**226,346**	249,308	**76,689**	50,625
Total Parent Company interest		**2,530,159**	1,949,990	**2,456,011**	1,837,321
Minority interests		**1,924**	12,089	**-**	-
Total equity		**2,532,083**	1,962,079	**2,456,011**	1,837,321

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense

For the year ended 30 June 2009

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Exchange differences on translation of foreign operations	**33,476**	(34,997)	-	-
Cash flow hedges (net of tax)	**(21,147)**	(1,788)	-	-
Revaluation of property	-	3,875	-	-
Actuarial gains/(losses) on retirement benefit obligations (net of tax)	**(2,667)**	1,915	-	-
Net movements recognised directly in equity	**9,662**	(30,995)	-	-
Profit for the year	**172,555**	250,406	**217,719**	181,826
	182,217	219,411	**217,719**	181,826
Attributable to:				
Members of Sonic Healthcare Limited	**181,019**	213,814	**217,719**	181,826
Minority interests	**1,198**	5,597	-	-
	182,217	219,411	**217,719**	181,826

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Cash flow statements

For the year ended 30 June 2009

	Notes	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**3,058,303**	2,428,021	**30**	108
Payments to suppliers and employees (inclusive of goods and services tax)		**(2,488,891)**	(1,975,469)	**(518)**	(2,807)
		569,412	452,552	**(488)**	(2,699)
Dividends received from controlled entities		**-**	-	**213,552**	169,025
Interest received		**12,418**	8,909	**16,393**	12,930
Other revenue from controlled entities		**-**	-	**44,534**	14,095
Borrowing costs		**(89,388)**	(71,904)	**(50,565)**	(29,733)
Income taxes paid		**(62,490)**	(57,672)	**(34,610)**	(32,109)
Reimbursements received from tax consolidated entities		**-**	-	**36,646**	43,682
Net cash inflow from operating activities	41(b)	**429,952**	331,885	**225,462**	175,191
Cash flows from investing activities					
Payment for purchase of controlled entities, net of cash acquired	32(c)	**(447,254)**	(683,468)	**-**	-
Payments for property, plant and equipment		**(121,154)**	(122,756)	**(1,236)**	(17,562)
Proceeds from sale of non-current assets		**3,197**	9,286	**-**	-
Payments for investments		**(15,780)**	(4,341)	**(192,947)**	(560,447)
Loans to controlled entities		**-**	-	**(354,897)**	(354,430)
Payments from restructuring and surplus leased space provisions		**(169)**	(847)	**-**	-
Payments for intangibles		**(29,363)**	(20,068)	**-**	-
Repayment of loans by other entities		**3,163**	11,328	**-**	-
Loans to other entities		**(4,555)**	(7,984)	**-**	-
Net cash (outflow) from investing activities		**(611,915)**	(818,850)	**(549,080)**	(932,439)
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		**537,730**	462,392	**537,730**	462,297
Proceeds from borrowings		**827,692**	1,751,675	**350,792**	968,172
Loans from controlled entities		**-**	-	**101,556**	55,968
Repayment of borrowings		**(557,074)**	(1,549,594)	**(165,518)**	(567,341)
Dividends paid to company's shareholders		**(148,268)**	(161,953)	**(148,268)**	(161,953)
Dividends paid to minority interests in subsidiaries		**(339)**	(527)	**-**	-
Net cash inflow from financing activities		**659,741**	501,993	**676,292**	757,143
Net increase/(decrease) in cash and cash equivalents		**477,778**	15,028	**352,674**	(105)
Cash and cash equivalents at the beginning of the financial year		**63,865**	35,960	**687**	792
Effects of exchange rate changes on cash and cash equivalents		**16,289**	12,877	**-**	-
Cash and cash equivalents at the end of the financial year	41(a)	**557,932**	63,865	**353,361**	687
Financing arrangements	20,25				
Non-cash financing and investing activities	41(c)				

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the financial statements

30 June 2009

Contents

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

The financial report includes separate financial statements for Sonic Healthcare Limited as an individual entity ("Parent Company"), and financial statements for the Consolidated Group ("the Group") consisting of Sonic Healthcare Limited and its subsidiaries. The financial statements were authorised for issue by the directors on 30 September 2009.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the consolidated financial statements and notes of Sonic Healthcare Limited comply with International Financial Reporting Standards ("IFRS"). The Parent Company financial statements and notes also comply with IFRS.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and by investment properties which are held at fair value.

(b) Principles of consolidation

The Consolidated Group financial statements incorporate the assets and liabilities of all subsidiaries controlled by Sonic Healthcare Limited as at 30 June 2009 and the results of all subsidiaries for the year then ended. Sonic Healthcare Limited and its controlled entities together are referred to in this financial report as the Group or the Consolidated Group.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and balance sheet respectively. The Group applies a policy of treating transactions with owners of minority interests in its subsidiaries as transactions with parties external to the Group. The acquisition by the Group of minority interests results in the recognition of goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Where control of an entity is obtained during a reporting period, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a reporting period its results are included for that part of the period during which control existed.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(e)). Investments in subsidiaries are accounted for at cost in the individual financial statements of Sonic Healthcare Limited.

Note 1 Summary of significant accounting policies (continued)

(c) Income tax

The income tax expense or benefit for the period is the tax payable or receivable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Parent Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax liabilities for taxable temporary differences relating to goodwill are recognised to the extent they do not arise from the initial recognition of goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax Consolidation Legislation
Sonic Healthcare Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation with effect from 30 June 2004, and have notified the Australian Taxation Office of this event. The head entity, Sonic Healthcare Limited, and the controlled entities in the tax consolidated group account for their own deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone tax payer in its own right. In addition to its own current and deferred tax amounts Sonic Healthcare Limited, as the head entity in the tax consolidated group, also recognises the current tax liabilities (or assets) assumed from the controlled entities in the tax consolidated group. Under tax sharing and funding agreements amounts receivable or payable between the tax consolidated entities are recognised within amounts receivable/payable to controlled entities.

(d) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The Group's financial statements are presented in Australian dollars, which is Sonic Healthcare Limited's functional and presentation currency.

(ii) Transactions
Foreign currency transactions are initially translated into the functional currency using the rates of exchange prevailing at the date of the transaction. At the balance sheet date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting foreign exchange differences are recognised in the income statement except where they are deferred in equity as cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

(iii) Foreign controlled entities
The assets and liabilities of foreign controlled entities are translated into Australian currency at rates of exchange current at the balance sheet date, while their income and expenses are translated at the average of rates prevailing during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity are taken directly to the foreign currency translation reserve.

Note 1 Summary of significant accounting policies (continued)

(e) Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, equity instruments issued or liabilities undertaken at the date of acquisition, plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in an acquisition are measured initially at their fair values at the acquisition dates, irrespective of the extent of any minority interest. Goodwill is brought to account on the basis described in Note 1(m)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference, representing a discount on acquisition, is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

(f) Revenue recognition

Revenue is measured at fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Revenue is recognised for the major business activities as follows:

(i) Medical services

Medical services revenue is recognised on a completed test or service basis.

(ii) Other services

Revenue from other services is recognised when the service has been provided.

(iii) Rental income

Rental income is recognised on a straight-line basis over the term of the lease.

(iv) Government grants

Government grants are recognised at their fair value where there is reasonable assurance that these grants will be received and the Group has complied with all attached conditions. At the time of income recognition, there are no unfulfilled conditions or other contingencies attached to these grants. Government grants related to income are presented as a credit in the income statement and are recognised as income on a systematic and rational basis over the periods necessary to match them with the related costs.

(v) Interest income

Interest income is recognised on a time proportion basis using the effective interest method.

(vi) Dividends

Dividends are recognised as revenue when the right to receive payment is established.

(g) Receivables

All trade debtors are initially recognised at their fair value being the amounts receivable. Trade debtors are generally required to be settled within 30 days.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off in the period in which they are identified. A provision for impairment of receivables is raised during the year where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and adjusted following a review of all outstanding amounts at the balance sheet date.

Note 1 Summary of significant accounting policies (continued)

(h) Inventories

Inventories, comprising consumable stores stock, are valued at the lower of cost and net realisable value. Costs are assigned to individual items of inventory on the first in, first out (FIFO) basis.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(j) Investments and other financial assets

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

With the exception of loans and receivables and held-to-maturity investments which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve depending upon the classification of the investment.

(i) Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. The assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Investments are designated as available-for-sale if they do not have fixed maturities, and fixed or determinable payments and management intends to hold them for the medium or long term.

(v) Recognition and derecognition

Investments are initially recognised at fair value plus transaction costs associated with the investment for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Note 1 Summary of significant accounting policies (continued)

(j) Investments and other financial assets (continued)

(vi) Subsequent measurement

Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as 'available-for-sale' are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of any quoted investments accounted at 'fair value through profit and loss' are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and appropriate pricing models.

(vii) Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.

(k) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any impairment in value.

Depreciation is calculated using the straight-line method to allocate the net cost of each item of property, plant and equipment (excluding land), net of their residual values over their estimated useful lives to the Group. Land is not depreciated. Estimates of remaining useful lives and residual values are made on a regular basis for all assets, with annual reassessments for major items. The estimated useful lives are as follows:

Buildings and improvements	40 years
Plant and equipment	3 - 15 years

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the Group, whichever is the shorter (generally 7- 40 years).

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value of the asset is greater than its estimated recoverable amount. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of fair value less costs to sell and value in use. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(l) Leases

Finance leases, which transfer to Sonic substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are charged to the income statement.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Note 1 Summary of significant accounting policies (continued)

(l) Leases (continued)

Leases in which substantially all the risks and rewards of ownership of the asset are not transferred to the Group as lessee are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Future payments for surplus leased space under non-cancellable operating leases are recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the Group.

(m) Intangible assets

(i) *Goodwill*
Goodwill represents the excess of the cost of the business combination over the acquirer's interest in the net fair value of identifiable assets and liabilities acquired at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Any goodwill acquired is allocated to each of the cash-generating units ("CGUs") expected to benefit from the combination's synergies. The goodwill allocated to the CGUs for the purpose of assessing impairment are identified according to business segment (pathology and radiology) and country of operation (Australia, New Zealand, UK, US, and Germany and Switzerland). Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) *Intangible assets acquired from a business combination*
Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to the class of intangible assets.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

Where amortisation is charged on assets with finite lives, this expense is taken to the income statement.

Intangible assets (other than software development costs) created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Intangible assets are tested for impairment where an indicator of impairment exists, and in the case of indefinite life intangibles annually, either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Included in intangibles is the value of certain brand names acquired as part of the purchase of certain pathology businesses and controlled entities. No deferred tax liabilities relating to these brand names have been recognised.

The Group's brand names have been assessed as having an indefinite useful life after consideration of the following factors:

- the length of time during which the brand name has been in use,
- the stability of the healthcare industry,
- the market perception and recognition of the brands which have consistently facilitated the retention and growth of revenue in both the local and national market places,
- active promotion of the brands in the marketplace,
- brand names are a registered legal trademark of the business. The registration of brands is renewable at minimal cost and minimal difficulty.

Note 1 Summary of significant accounting policies (continued)

(m) Intangible assets (continued)

(iii) Software development
Expenditure on software development is capitalised when it is probable that the project will, after considering its commercial and technical feasibility, be completed and the costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs. Capitalised software development costs are recorded as finite life intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its estimated useful life of 10 years. Capitalised development expenditure is stated at cost less accumulated amortisation. The carrying value is reviewed for impairment annually, or more frequently, if an indicator of impairment arises.

Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

(n) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(o) Interest bearing liabilities
All loans and borrowings are initially recognised at fair value. Thereafter interest bearing loans and borrowings are measured at amortised cost using the effective interest method. Interest is accrued over the period it becomes due and is recorded as part of other creditors. Fees paid on the establishment of loan facilities are recognised as an asset and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Derivative financial instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Changes in fair value are either taken to the income statement or an equity reserve (refer below). The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);
- hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or;
- hedges of a net investment in a foreign operation (net investment hedges).

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 42. Movements in the hedging reserve in shareholders' equity are shown in Note 30.

(i) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Note 1 Summary of significant accounting policies (continued)

(p) Derivative financial instruments (continued)

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within borrowing costs expense.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The fair value of the Group's cash flow hedges are determined by external advisors using appropriate valuation techniques.

(iii) Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iv) Derivatives that do not qualify for hedge accounting

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement and are included in other income or other expenses.

(q) Fair valuation estimation

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. Where applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii) Investment property

The fair values of the property portfolio are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion, and are supported by regular independent or directors' valuations.

(iii) Inventory

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business.

(iv) Trade and other receivables

The carrying value less impairment provision of trade and other receivables are assumed to approximate their fair values due to their short term nature.

Note 1 Summary of significant accounting policies (continued)

(q) Fair valuation estimation (continued)

(v) *Derivatives*
The fair value of interest rate swap contracts is calculated as the present value of the estimated future cash flows.

(vi) *Non-derivative financial liabilities*
The carrying value of non-derivative financial liabilities are assumed to approximate their fair value due to their short term nature.

(vii) *Share based payment transactions*
The fair value of shares and options at grant date have been determined using a pricing model consistent with the Black Scholes methodology. Inputs to the valuation model include the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and risk-free interest rate for the term of the option.

(r) Employee benefits

(i) *Wages and salaries, annual leave*
Liabilities for wages and salaries and annual leave are recognised, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the current provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the non-current provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) *Retirement benefit obligations*
Certain employees of the Group are entitled to benefits from defined contribution superannuation plans on retirement, disability or death. The defined contribution plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution plans are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

The Group also has defined benefit plans in relation to certain non-Australian employees, which provide defined lump sum benefits based on years of service and final average salary.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wages and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Note 1 Summary of significant accounting policies (continued)

(r) Employee benefits (continued)

(iii) Retirement benefit obligations (continued)
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, outside profit or loss, directly in the statement of recognised income and expense.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

(iv) Profit sharing and bonus plans
A liability for employee benefits in the form of profit sharing and bonus plans is recognised in other creditors when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit, or
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for profit sharing and bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Equity-based compensation benefits
Share based compensation benefits are provided to employees under various plans. Information relating to these plans is set out in Note 38.

The fair value of equity remuneration granted under the various employee plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the shares and options ("the vesting period").

The fair value at grant date is determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the arrangement.

The fair value of the options and shares granted is adjusted to reflect market vesting conditions (using a Monte Carlo simulation) but excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of shares and options that are expected to vest. At each balance sheet date, the entity revises its estimate of the number of shares and options that are expected to vest. The employee benefit expense recognised each period takes into account the most recent estimate.

No expense is recognised for shares and options that do not ultimately vest due to a failure to meet a non-market vesting condition.

Upon the exercise of options, the balance of the share based payments reserve relating to those options is transferred to share capital.

The dilutive effect, if any, of outstanding shares and options is reflected as additional share dilution in the calculation of diluted earnings per share.

Note 1 Summary of significant accounting policies (continued)

(r) Employee benefits (continued)

(vi) Equity-based compensation benefits (continued)
The Parent Company issues options to employees of subsidiary companies as part of the Group's remuneration strategy. When options are exercised, the subsidiary company reimburses the Parent Company for the excess of the market price at the time of exercise over the exercise price. These amounts are credited to contributed equity in the Parent Company's accounts, and eliminated on consolidation.

(vii) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(s) Borrowing costs
Borrowing costs include:

- interest on bank overdrafts, short term and long term borrowings, including amounts paid or received on interest rate swaps,
- amortisation of discounts or premiums relating to borrowings,
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings, and
- finance lease charges.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. In these circumstances, borrowing costs are capitalised to the cost of the assets using the weighted average interest rate applicable to the entity's outstanding borrowings during the year.

(t) Contributed equity
Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition.

(u) Cash and cash equivalents
Cash and cash equivalents includes cash at bank and in hand, and deposits at call with financial institutions which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(v) Earnings per share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing net profit after income tax attributable to members of the Parent Company by the weighted average number of ordinary shares on issue during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Note 1 Summary of significant accounting policies (continued)

(w) Segment information

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. The carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage.

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arms-length" basis and are eliminated on consolidation.

(x) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of a financial year but not distributed at balance date.

(y) Repairs and maintenance

Plant and equipment and premises occupied require repairs and maintenance from time to time in the course of operations. The costs associated with repairs and maintenance are charged as expenses as incurred, except where they relate to an improvement in the useful life of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(k).

(z) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group). A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

(aa) Investment property

Investment property for the Consolidated Group, principally comprising freehold office buildings, is held for long term rental yields and is not occupied by the Group. Investment property for the Parent Company comprises freehold office/laboratory buildings held for long term rental, mainly to certain subsidiaries. Investment property is carried at fair value, which is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices in less active markets or discounted cash flow projections. Changes in fair values are recorded in the income statement as part of other income.

(ab) Provisions

Provisions are recognised when the Group has a present legal, equitable or constructive obligation as a result of past transactions or other past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. Any increase in the provision due to the passage of time is recognised as interest expense.

Surplus leased space provisions are recognised where the Group has identified surplus lease space for premises under non-cancellable operating leases. Surplus leased space provisions are based on rental lease commitments and expected sublease income over the term of the lease and are amortised to the profit and loss on a straight line basis over the term of the lease.

Restructuring provisions are recognised where the Group has completed a business combination where there is a detailed formal plan for the restructure, and a present obligation immediately prior to the business combination and its execution was not conditional upon it being acquired by the Group.

Note 1 Summary of significant accounting policies (continued)

(ac) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(ad) Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

(ae) Significant accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of estimates and assumptions of future events to determine the carrying amounts of certain assets and liabilities. Key estimates and assumptions used in the preparation of the financial report are:

Impairment of goodwill and intangibles with indefinite useful lives
Sonic determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in Note 16.

Share based payment transactions
Sonic measures the cost of equity-settled share based payments at fair value at the grant date using a pricing model consistent with the Black Scholes methodology, taking into account the terms and conditions upon which the instruments were granted, as discussed in Note 38.

Provisional accounting of business combinations
Sonic provisionally accounts for certain business combinations where the Group is in the process of ascertaining the fair values of the identifiable assets, liabilities and contingent liabilities acquired. In doing so, Sonic has relied on the best estimate of the identifiable assets, liabilities and contingent liabilities as disclosed in Note 32, until the quantification and treatment of items under review is complete.

Pension benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. These assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Market yields on government bonds are used in countries where there is no deep market in corporate bonds.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 27.

Note 1 Summary of significant accounting policies (continued)

(af) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not applicable for the Group for the financial year ended 30 June 2009. The Group and the Parent Company have elected not to early adopt these new standards and interpretations. An assessment of the future impact of the new standards and interpretation is set out below.

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 requires adoption of a "management approach" to segment reporting. The information to be reported is required to reflect that used by the key decision-makers internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 from 1 July 2009. Application of AASB 8 will result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, it is not expected to affect net profit or the balance sheet.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]

The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101

The revised AASB 101 issued in September 2007 is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group will apply the revised statement from 1 July 2009.

(iv) AASB 2008-1 Amendments to Australian Accounting Standard – Share based Payments: Vesting Conditions and Cancellation

AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions comprise service conditions and performance conditions only, and that other features of a share based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009, but it is not expected to affect the accounting for the Group's share based payments.

(v) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127

Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards from 1 July 2009. The new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in controlled entities in the year of initial application.

Note 1 Summary of significant accounting policies (continued)

(af) New accounting standards and interpretations (continued)

(vi) *AASB 2008-7 Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AASB 127 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. The Group will apply the revised rules prospectively from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

(vii) *AASB-I 16 – Hedges of a Net Investment in a Foreign Operation*
AASB-I 16 was issued in August 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the Group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009. There will be no changes to the Group's accounting for existing hedges of the net investments in foreign operations.

(viii) *AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement*
The amendments are effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009 but it is not expected to significantly affect the accounting for the Group's financial instruments.

(ix) *AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project*
In July 2008, the AASB issued a number of improvements to existing Australian Accounting Standards. The Group will apply the revised standards from 1 July 2009. The Group does not expect that any material adjustments will be necessary as the result of applying the revised rules.

(x) *AASB 2009-2 Amendments to Australian Accounting Standards - Improving Disclosures about Financial Instruments*
In April 2009, the AASB published amendments to AASB 7 Financial Instruments: Disclosure to improve the information that entities report about their liquidity risk and the fair value of their financial instruments. The amendments require fair value measurement disclosures to be classified into a new three-level hierarchy and additional disclosures for items whose fair value is determined by valuation techniques rather than observable market values. The AASB also clarified and enhanced the existing requirements for the disclosure of liquidity risk of derivatives. The Group will apply the amendments from 1 July 2009. They are not expected to affect any of the amounts recognised in the financial statements.

(xi) *AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project*
The AASB has made amendments to AASB 2 Share-based payment, AASB 138 Intangible Assets, AASB Interpretation 9 Reassessment of Embedded Derivatives and AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation, as a result of the IASB's annual improvements project. The amendments are effective for annual periods beginning on or after 1 July 2009 and the Group will apply the amendments from 1 July 2009. The Group does not expect that any significant adjustments will be necessary as a result of applying the revised rules.

Note 1 Summary of significant accounting policies (continued)

(af) New accounting standards and interpretations (continued)

(xii) *AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project*
In May 2009, the AASB issued a number of improvements to existing Australian Accounting Standards which are effective for annual periods beginning on or after 1 January 2010. The Group will apply the revised standards from 1 July 2010. The Group does not expect that any material adjustments will be necessary as a result of applying the revised rules.

(xiii) *AASB 2009-8 Amendments to Australian Accounting Standards - Group Cash-Settled Share-based Payment Transactions [AASB 2]*
The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity or a cash-settled transaction. The amendments are effective for annual periods commencing on or after 1 January 2010 but there are not expected to be any significant changes to the financial statements of the Group. The Group will apply the amendments from 1 July 2010.

Note 2 Segment information

Business segments
The Group's primary segment reporting format is business segments. The Group delivers medical diagnostic services in the following segments:

(i) Pathology
Pathology/clinical laboratory services provided in Australia, New Zealand, the United Kingdom, the United States of America, and Germany and Switzerland.

(ii) Radiology
Radiology and diagnostic imaging services provided in Australia and New Zealand.

(iii) Other
Includes the corporate office function and other minor operations, as well as the consolidated results of Independent Practitioner Network Limited (IPN).

Geographical segments
The Group operates predominantly in three geographical areas:

(i) Australia/New Zealand
The home country of the Parent Company and New Zealand, incorporating both pathology/clinical laboratory and radiology activities. This segment also includes the consolidated results of IPN.

(ii) The United States of America
This segment comprises pathology/clinical laboratory operations.

(iii) Europe and Other
Includes results of the Group's pathology/clinical laboratory operations in the United Kingdom, Germany and Switzerland. None of these constitutes a separately reportable segment.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2009	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated Group $'000
Revenue					
External sales	2,496,605	345,142	141,440	-	2,983,187
Inter-segment sales	2,440	253	2,590	(5,283)	-
Other income	205	-	17,921	-	18,126
Total segment revenue	2,499,250	345,395	161,951	(5,283)	3,001,313
Interest income					12,418
Total segment revenue					**3,013,731**
Result					
Segment result before non-recurring items	459,941	33,910	(16,135)	-	477,716
Non-recurring items	(153,874)	-	-	-	(153,874)
Segment result after non-recurring items	306,067	33,910	(16,135)	-	323,842
Unallocated net interest expense					(74,234)
Profit before tax					249,608
Income tax expense					(77,053)
Profit after income tax expense					**172,555**
Segment assets*	3,449,599	563,891	1,977,443	(1,229,687)	**4,761,246**
Segment liabilities**	443,423	282,033	69,208	(321,768)	472,896
Unallocated liabilities					1,756,267
Total liabilities					**2,229,163**
Acquisition of property, plant and equipment and identifiable intangible assets***	103,183	31,775	33,788	-	**168,746**
Depreciation and amortisation expense	60,854	30,708	9,721	-	**101,283**
Other non-cash expenses	24,669	1,132	9,423	-	**35,224**

* Segment assets for pathology and radiology include the goodwill relating to these segments. Eliminations of segmental assets represent the investments held in the 'other' business segment. Inter-segment receivables are also included in the relevant business segment.

** Segment liabilities exclude interest bearing liabilities which are deemed an unallocated liability. Inter-segment payables are included in the relevant business segment.

*** Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Note 2 Segment information (continued)

Primary Reporting – Business Segments

2008	Pathology $'000	Radiology $'000	Other $'000	Eliminations $'000	Consolidated Group $'000
Revenue					
External sales	1,914,338	331,389	110,378	-	2,356,105
Inter-segment sales	364	296	3,990	(4,650)	-
Other income	440	1,530	13,343	-	15,313
Total segment revenue	1,915,142	333,215	127,711	(4,650)	2,371,418
Interest income					8,909
Total segment revenue					**2,380,327**
Result					
Segment result before interest and tax	365,675	40,547	(9,469)	-	396,753
Unallocated net interest expense					(64,886)
Profit before tax					331,867
Income tax expense					(81,461)
Profit after income tax expense					**250,406**
Segment assets*	2,861,535	548,068	1,519,502	(1,300,104)	**3,629,001**
Segment liabilities**	448,673	269,658	46,652	(400,111)	364,872
Unallocated liabilities					1,302,050
Total liabilities					**1,666,922**
Acquisition of property, plant and equipment and identifiable intangible assets***	89,896	40,221	46,586	-	**176,703**
Depreciation and amortisation expense	45,235	28,935	7,645	-	**81,815**
Other non-cash expenses	2,035	1,132	10,755	-	**13,922**

* Segment assets for pathology and radiology include the goodwill relating to these segments. Eliminations of segmental assets represent the investments held in the 'other' business segment. Inter-segment receivables are also included in the relevant business segment.

** Segment liabilities exclude interest bearing liabilities which are deemed an unallocated liability. Inter-segment payables are included in the relevant business segment.

*** Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Note 2 Segment information (continued)

Secondary Reporting – Geographic Segments

	Segment revenues from sales to external customers*		Segment assets		Acquisition of property, plant and equipment and identifiable intangible assets**	
	2009	2008	**2009**	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Australia/New Zealand	**1,480,230**	1,377,039	**2,145,249**	1,726,461	**96,143**	119,014
United States of America	**700,500**	444,408	**1,341,122**	926,999	**32,457**	13,690
Europe and Other	**802,457**	534,658	**1,274,875**	975,541	**40,146**	43,999
Total	**2,983,187**	2,356,105	**4,761,246**	3,629,001	**168,746**	176,703

* Note that changes between years are affected by exchange rate movements and the timing of business acquisitions.
** Note that this includes property, plant and equipment and identifiable intangible assets acquired as part of business acquisitions.

Note 3 Revenue

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Services revenue				
Medical services revenue	**2,964,528**	2,331,425	**-**	-
Other revenue				
Management fees from subsidiaries	**-**	-	**2,500**	2,000
Dividends from subsidiaries	**-**	-	**213,552**	201,152
Interest received or due and receivable from:				
Subsidiaries	**-**	-	**8,812**	6,111
Other entities	**12,418**	8,909	**9,149**	5,477
Rental income from:				
Subsidiaries	**-**	-	**8,061**	3,785
Other entities	**14,195**	13,484	**24**	24
Other revenue from:				
Subsidiaries	**-**	-	**30,643**	8,834
Other entities	**4,464**	11,196	**4**	75
	31,077	33,589	**272,745**	227,458
Revenue from operations	**2,995,605**	2,365,014	**272,745**	227,458

Note 4 Other income

Government grants	**12,554**	9,709	**-**	-
Net gain on disposal of non-current assets	**231**	1,426	**-**	-
Net foreign exchange gains	**5,341**	4,178	**-**	-
	18,126	15,313	**-**	-

Note 5 Expenses

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Profit before income tax includes the following specific expenses				
Net foreign exchange losses	**-**	-	**562**	2,290
Finance costs				
Finance charges on capitalised leases and hire purchase agreements	**1,516**	1,629	**-**	-
Subsidiaries	**-**	-	**9,640**	12,062
Other entities	**85,136**	72,166	**38,001**	23,249
Total borrowing costs	**86,652**	73,795	**47,641**	35,311
Bad and doubtful debts				
Trade debtors	**75,992**	49,877	**-**	-
Amortisation of				
Intangibles	**8,196**	5,906	**-**	-
Leased plant and equipment	**5,069**	6,379	**-**	-
Total amortisation	**13,265**	12,285	**-**	-
Depreciation of				
Plant and equipment	**84,130**	65,658	**-**	-
Buildings	**3,888**	3,872	**-**	-
Total depreciation	**88,018**	69,530	**-**	-
Net loss on disposal of property, plant and equipment	**773**	885	**-**	-
Rental expense relating to operating leases				
Minimum lease payments	**141,443**	116,254	**-**	12
Defined contribution superannuation expense	**64,324**	59,918	**-**	-
Restructuring costs - New Zealand Pathology				
Redundancy and other labour costs	**15,023**	-	**-**	-
Other	**7,749**	-	**-**	-
	22,772	-	**-**	-
Labour and related costs				
Per Income Statement	**1,314,637**	1,054,236	**351**	322
Restructuring costs - New Zealand Pathology	**15,023**	-	**-**	-
	1,329,660	1,054,236	**351**	322
Other expenses from ordinary activities				
Per Income Statement	**230,030**	153,086	**2,607**	3,945
Restructuring costs - New Zealand Pathology	**7,749**	-	**-**	-
	237,779	153,086	**2,607**	3,945

Note 6 Dividends

	Parent Company 2009 $'000	Parent Company 2008 $'000
Total dividends paid on ordinary shares during the year		
Final dividend for the year ended 30 June 2008 of 32 cents (2007: 29 cents) per share paid on 9 October 2008 (2007: 20 September 2007), fully franked based on tax paid at 30%	**107,203**	95,248
Interim dividend for the year ended 30 June 2009 of 22 cents (2008: 20 cents) per share paid on 26 March 2009 (2008: 26 March 2008), franked to 60% (2008: 100%)	**84,452**	66,695
	191,655	161,943
Dividends not recognised at year end		
In addition to the above dividends, since year end the directors have declared the payment of a final dividend of 35 cents (2008: 32 cents) per ordinary share, franked to 35% based on tax paid at 30%. The aggregate amount of the final dividend paid on 28 September 2009 out of retained profits at the end of the year, but not recognised as a liability is:	**135,950**	107,203

Franked dividends
The 2009 final dividend declared after the year end will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2010.

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Franking credits available at the year end for subsequent financial years based on a tax rate of 30%	**9,312**	37,751	**2,925**	35,836

The consolidated amounts include franking credits that would be available to the Parent Company if distributable profits of subsidiaries not part of the Australian tax group were paid as dividends. Under the tax consolidation legislation all of the franking credits of the Australian tax consolidated group are held by the Parent Company.

The impact on the franking account of the dividend declared by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $20,393,000 (2008: $45,944,000).

Dividend Reinvestment Plan (DRP)
The company's DRP remains suspended for the 2009 final dividend and until further notice.

Note 7 Income Tax

(a) Income tax expense

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Current tax	**70,697**	79,364	**2,763**	(6,951)
Deferred tax	**10,139**	3,178	**1,094**	2,000
Under/(over) provision in prior years	**(3,783)**	(1,081)	**(168)**	106
	77,053	81,461	**3,689**	(4,845)
Deferred income tax expense included in income tax expense comprises:				
Decrease in deferred tax assets (Note 17)	**6,975**	5,523	-	1,687
Increase/(decrease) in deferred tax liabilities (Note 26)	**3,164**	(2,345)	**1,094**	313
	10,139	3,178	**1,094**	2,000

(b) Income tax expense on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Profit before income tax expense	**249,608**	331,867	**221,408**	176,981
Tax at the Australian tax rate of 30% (2008 - 30%)	**74,882**	99,560	**66,422**	53,094
Tax effect of amounts which are not deductible/(taxable) in calculating taxable income:				
Tax offset for franked dividends	-	-	**(64,066)**	(60,346)
Non-deductible impairment of intangibles	**36,030**	-	-	-
Other deductible/non-taxable items (net)	**(33,859)**	(18,099)	**1,333**	2,407
Income tax expense/(benefit)	**77,053**	81,461	**3,689**	(4,845)

(c) Amounts recognised directly in equity

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Aggregate deferred tax arising in the reporting period and not recognised in net profit or loss but directly credited to equity*	**17,994**	5,527	**2,363**	1,687

* The movement in equity is shown net of tax.

(d) Tax losses

Deferred tax assets of $3,524,000 (2008: $11,387,000) on the Group's balance sheet at 30 June 2009 relate to tax losses (Note 17). These tax losses were acquired as part of the acquisitions of the Schottdorf Group in the 2004 financial year, and IPN in the 2005 financial year.

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
The directors estimate that the potential deferred tax asset at 30 June 2009 in respect of tax losses not brought to account is:	**3,073**	3,873	-	-

This benefit of tax losses, which were acquired in the Omnilabs Pathology acquisition in the 2004 financial year, will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or
(ii) the losses are transferred to an eligible entity in the Group, and
(iii) the Group continues to comply with the conditions for deductibility imposed by tax legislation, and
(iv) no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

Note 7 Income Tax (continued)

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
(e) Unrecognised temporary differences				
Temporary differences relating to investments in subsidiaries for which deferred tax assets and liabilities have not been recognised				
Foreign currency translation	**(21,169)**	(54,643)	-	-
Undistributed earnings	**8,994**	11,848	-	-
	(12,175)	(42,795)	-	-

A deferred tax asset has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the Group's overseas subsidiaries. The deferred tax asset will only arise in the event of disposal of the subsidiaries, and no such disposals are expected in the foreseeable future.

Certain subsidiaries of Sonic Healthcare Limited have undistributed earnings which, if paid out as dividends, would be unfranked and therefore subject to tax in the hands of the recipient. A taxable temporary difference exists, however no deferred tax liability has been recognised as the Parent Company is able to control the timing of distributions from these subsidiaries and is not expected to distribute these profits in the foreseeable future.

(f) Tax consolidation legislation

Sonic Healthcare Limited and its wholly-owned Australian subsidiaries implemented the Australian tax consolidation legislation at 30 June 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement. In the opinion of the directors, the tax sharing agreement is a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sonic Healthcare Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Sonic Healthcare Limited for any current tax payable assumed and are compensated by Sonic Healthcare Limited for any current tax receivable and deferred tax assets related to unused tax losses or unused tax credits that are transferred to Sonic Healthcare Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payable.

Note 8 Other financial assets

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Current				
Interest rate swaps	-	4,710	-	-

Details of interest rate swaps are outlined in Note 42.

Note 9 Receivables – current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Trade debtors	**377,870**	302,429	**-**	-
Less: Provision for impairment (a)	**(67,785)**	(44,803)	**-**	-
	310,085	257,626	**-**	-
Accrued revenue	**36,786**	18,920	**-**	-
Tax receivable	**8,076**	7,892	**-**	-
Amounts owing from other entities	**1,913**	1,006	**-**	-
Loans to subsidiaries (Note 39(c))	**-**	-	**1,111,872**	819,542
Sundry debtors	**17,621**	28,707	**1,601**	73
	374,481	314,151	**1,113,473**	819,615

Significant terms and conditions
Trade debtors are generally required to be settled within 30 days.

Sundry debtors generally arise from transactions outside the usual trading activities of the Group. Collateral is not normally obtained.

Transactions outside the usual operating activities of the Group have given rise to amounts owing from other entities. Interest is charged on these amounts at commercial rates and repayments are specified by agreements.

(a) Impaired trade debtors
A provision for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. As at 30 June 2009 current trade debtors of the Group with a nominal value of $67,785,000 (2008: $44,803,000) were impaired. There were no impaired trade receivables for the parent in 2009 or 2008.

Movements in the provision for impairment of receivables were as follows:

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Opening balance at 1 July	**44,803**	34,921	**-**	-
Provision for impairment expensed	**75,992**	49,877	**-**	-
Provisions on acquisition of controlled entities	**11,639**	8,242	**-**	-
Foreign exchange movements	**3,427**	(6,698)	**-**	-
Receivables written off	**(68,076)**	(41,539)	**-**	-
Closing balance at 30 June	**67,785**	44,803	**-**	-

Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash in excess of the cost of recovery.

Note 9 Receivables – current (continued)

(b) Past due but not impaired

As of 30 June 2009, trade debtors of $113,064,000 (2008: $82,779,000) were past due but not impaired. The characteristics of these debtors support their recoverability. The ageing analysis of these trade debtors is as follows:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
1-2 months	**46,803**	36,040	-	-
2-3 months	**22,222**	19,301	-	-
3-4 months	**16,192**	10,342	-	-
4 months +	**27,847**	17,096	-	-
Closing balance at 30 June	**113,064**	82,779	-	-

The other classes within "Receivables – current" do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due. The Group does not hold collateral in relation to these receivables.

(c) Foreign exchange and interest rate risk

Information about the Group's and the Parent Company's exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in Note 42.

No material carrying amounts of the Group and parent's trade debtors are denominated in a non-functional currency.

(d) Fair value and credit risk

Due to the short term nature of these receivables, the carrying value is assumed to approximate their fair value. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

Note 10 Inventories – current

Consumable stores at cost	**51,872**	41,342	-	-

Note 11 Other – current

Prepayments	**28,019**	23,775	**250**	222

Note 12 Receivables – non-current

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Amounts owing from other entities	**5,447**	3,954	**82**	82
Less: Provision for impairment	**(82)**	(82)	**(82)**	(82)
	5,365	3,872	**-**	-
Amounts receivable from subsidiaries (Note 39(c))	**-**	-	**88,291**	43,740
	5,365	3,872	**88,291**	43,740

Amounts owing from other entities
Transactions outside the usual operating activities of the Group give rise to these amounts receivable. Interest is charged at commercial rates and repayments are specified by agreements.

Amounts receivable from subsidiaries
The terms and conditions of amounts advanced by the ultimate Parent Company are detailed in Note 39.

Fair values
The fair value of non-current receivables approximates the carrying value.

Credit risk exposures
The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investments in shares, is generally the carrying amount, net of any provisions for impairment. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

None of the non-current receivables are past due but not impaired.

Note 13 Other financial assets – non-current

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Investments in other entities	**22,468**	11,663	**6,199**	5,716
Less: Provision for write down to recoverable amount	**(45)**	(45)	**(45)**	(45)
Investments in other entities – at recoverable amount	**22,423**	11,618	**6,154**	5,671
Shares in subsidiaries – at cost (Note 32)	**-**	-	**2,082,804**	1,837,911
Less: Provision for diminution in value	**-**	-	**(11,700)**	(11,700)
Shares in subsidiaries – at recoverable amount	**-**	-	**2,071,104**	1,826,211
	22,423	11,618	**2,077,258**	1,831,882

Investments in other entities
Investments in other entities have been written down to their assessed recoverable amount.

Non-current assets pledged as security
Refer to Note 35 for information on non-current assets pledged as security by the Parent Company or its subsidiaries.

Note 14 Property, plant and equipment – non-current

Consolidated Group	Freehold land & buildings $'000	Plant & equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2007				
Cost	140,912	549,669	54,957	745,538
Accumulated depreciation	(18,509)	(329,717)	(26,086)	(374,312)
Net book amount	122,403	219,952	28,871	371,226
Year ended 30 June 2008				
Opening net book amount at 1 July 2007	122,403	219,952	28,871	371,226
Additions	13,984	108,771	1,111	123,866
Additions through business combinations	2,718	17,996	7,682	28,396
Disposals	(81)	(4,614)	(293)	(4,988)
Depreciation/amortisation expense (Note 5)	(3,872)	(65,658)	(6,379)	(75,909)
Transfers from leased plant and equipment to plant and equipment	-	7,208	(7,208)	-
Transfers from land & buildings to plant and equipment (fitout)	(19,273)	19,273	-	-
Transfer to investment properties (Note 15)	(12,625)	-	-	(12,625)
Foreign exchange movements	(2,079)	(2,875)	(46)	(5,000)
Closing net book amount	101,175	300,053	23,738	424,966
At 30 June 2008				
Cost	120,224	730,885	47,626	898,735
Accumulated depreciation	(19,049)	(430,832)	(23,888)	(473,769)
Net book amount	101,175	300,053	23,738	424,966
Year ended 30 June 2009				
Opening net book amount at 1 July 2008	101,175	300,053	23,738	424,966
Additions	2,073	119,071	1,555	122,699
Additions through business combinations (Note 32)	-	12,428	4,514	16,942
Disposals	(63)	(3,616)	(122)	(3,801)
Depreciation/amortisation expense (Note 5)	(3,888)	(84,130)	(5,069)	(93,087)
Transfers from leased plant and equipment to plant and equipment	-	5,788	(5,788)	-
Foreign exchange movements	2,671	5,167	889	8,727
Closing net book amount	**101,968**	**354,761**	**19,717**	**476,446**
At 30 June 2009				
Cost	124,844	866,572	37,659	1,029,075
Accumulated depreciation	(22,876)	(511,811)	(17,942)	(552,629)
Net book amount	**101,968**	**354,761**	**19,717**	**476,446**

Note 14 Property, plant and equipment – non-current (continued)

Parent Company	Freehold land & buildings $'000
At 1 July 2007	
Cost	57,533
Accumulated depreciation	-
Net book amount	57,533
Year ended 30 June 2008	
Opening net book amount at 1 July 2007	57,533
Additions	15,335
Transfers to investment properties (Note 15)	(72,868)
Closing net book amount	-
At 30 June 2008	
Cost	-
Accumulated depreciation	-
Net book amount	-
Year ended 30 June 2009	
Opening net book amount at 1 July 2008	-
Additions	-
Closing net book amount	**-**
At 30 June 2009	
Cost	-
Accumulated depreciation	-
Net book amount	**-**

Non-current assets pledged as security
Refer to Note 35 for information on non-current assets pledged as security by the Parent Company and its subsidiaries.

Assets under construction
Included in the 2007 year total land and buildings closing net book amount for both the consolidated and Parent Company was an amount of $57,533,000 relating to the new laboratory and corporate head office in Macquarie Park, NSW. The land and building was commissioned in the 2008 year, with the asset transferred to investment properties in the Parent Company balance sheet, as it is being leased to subsidiaries for use in their medical diagnostic operations.

During the 2008 year $15,335,000 of costs were capitalised including $1,940,000 of borrowing costs. The weighted average interest rate applicable to the capitalised borrowing costs was 7.48%.

Note 15 Investment properties

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Land and buildings at fair value	**16,510**	16,500	**110,410**	109,163

(a) Reconciliations

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Fair value at the beginning of the year	**16,500**	-	**109,163**	46,495
Additions	**10**	-	**1,247**	-
Transfers from property, plant and equipment	-	12,625	-	72,868
Increase in fair value on transfer from land and buildings	-	3,875	-	-
Net gain/(loss) from fair value adjustment	-	-	-	(10,200)
Fair value at the end of the year	**16,510**	16,500	**110,410**	109,163

(b) Amounts charged through the profit and loss for the investment properties

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Rental income	-	-	**8,061**	3,785
Other outgoings	**(185)**	(306)	**(707)**	(663)
	(185)	(306)	**7,354**	3,122

(c) Fair value

Of the fair value amount for the Group, $16,500,000 (2008: $16,500,000) was determined by directors' valuations. The remaining $10,000 (2008: $nil) is based on recent values.

Of the fair value amount for the Parent Company, $109,163,000 (2008: $109,163,000) was determined by directors' valuations. The remaining $1,247,000 (2008: $nil) is based on recent values.

(d) Leasing arrangement

The investment properties which are leased to subsidiaries of Sonic Healthcare Limited are held under operating leases with rentals payable monthly. These properties are used in the medical diagnostic operations of the Group. One investment property held by the Group and Parent Company is available for operating lease to external parties.

Minimum lease payments receivable on leases of investment properties are as follows:

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Minimum lease payments under non-cancellable operating leases of investment properties not recognised in the financial statements are receivable as follows:				
Within one year	-	-	**8,275**	8,059

(e) Contractual obligations

There are no contractual obligations with respect to the investment properties.

(f) Transfer from property, plant and equipment

During the 2008 financial year a property owned by the Parent Company that was previously occupied by a Group subsidiary became an investment property of the Group. The property was transferred at cost less accumulated depreciation of $12,625,000 from property, plant and equipment. The difference of $3,875,000 between the carrying value at cost less accumulated depreciation and the fair value was taken to the revaluation reserve. The Parent Company recognised a loss in value for this investment property during the 2008 year as a result of reviewing market value after the departure of the long term Group subsidiary tenant. The property remains available to lease to external parties as at the date of this report.

Note 16 Intangible assets – non-current

Consolidated Group	Brand Names $'000	Goodwill* $'000	Software** $'000	Total $'000
At 1 July 2007				
Cost	188,053	1,948,920	40,331	2,177,304
Accumulated amortisation and impairment	(17,367)	-	(10,500)	(27,867)
Net book amount	170,686	1,948,920	29,831	2,149,437
Year ended 30 June 2008				
Opening net book amount	170,686	1,948,920	29,831	2,149,437
Acquisition of subsidiaries and minority interests	-	655,701	3,228	658,929
Additions	-	-	21,213	21,213
Disposals	-	-	(277)	(277)
Foreign exchange movements	(4,627)	(118,548)	10	(123,165)
Amortisation charge (Note 5)	-	-	(5,906)	(5,906)
Closing net book amount	166,059	2,486,073	48,099	2,700,231
At 30 June 2008				
Cost	182,959	2,486,073	76,576	2,745,608
Accumulated amortisation and impairment	(16,900)	-	(28,477)	(45,377)
Net book amount	166,059	2,486,073	48,099	2,700,231
Year ended 30 June 2009				
Opening net book amount	166,059	2,486,073	48,099	2,700,231
Acquisition of subsidiaries and minority interests (Note 32)	-	398,553	404	398,957
Additions	-	-	28,701	28,701
Disposals	-	-	(2,198)	(2,198)
Foreign exchange movements	180	190,632	270	191,082
Impairment charge – New Zealand Pathology (c)	(32,289)	(85,006)	-	(117,295)
Amortisation charge (Note 5)	-	-	(8,196)	(8,196)
Closing net book amount	**133,950**	**2,990,252**	**67,080**	**3,191,282**
At 30 June 2009				
Cost	183,157	2,990,252	104,302	3,277,711
Accumulated amortisation and impairment	(49,207)	-	(37,222)	(86,429)
Net book amount	**133,950**	**2,990,252**	**67,080**	**3,191,282**

* At the time of transition to AIFRS (1 July 2004) the accumulated amortisation of goodwill was transferred into cost.
** Software includes capitalised development costs, being an internally generated intangible asset.

Note 16 Intangible assets – non-current (continued)

(a) Impairment testing of goodwill and intangibles with indefinite useful lives

Goodwill is allocated to the Group's cash-generating units (CGUs) for the purposes of assessing impairment according to business segment and geographic location. A summary of the goodwill allocation is presented below.

2009	Australia Pathology	New Zealand Pathology	UK Pathology	US Pathology	Germany & Switzerland Pathology	Radiology	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	569,216	-	138,709	1,077,553	833,957	370,817	**2,990,252**

2008	Australia Pathology	New Zealand Pathology	UK Pathology	US Pathology	Germany & Switzerland Pathology	Radiology	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
	486,800	84,533	139,134	793,467	614,142	367,997	**2,486,073**

The carrying value of brand names of $133,950,000 (2008: $166,059,000) relates solely to the Pathology segment in Australia (2008: related to Pathology segment in Australia and New Zealand) and the recoverable amounts are assessed as part of the recoverable amount of the CGU.

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long term average growth rate for the business in which the CGU operates.

(b) Key assumptions used for value-in-use calculations

The recoverable amount of each cash generating unit is the net present value of the future cash flows of the cash generating unit. Recoverable amounts have been conservatively assessed using:

- 2009/2010 management approved profit and loss and cashflow budgets for each cash generating unit;
- earnings growth factors consistent with historical growth rates and current performance: Australia 8.0-9.0% (2008: 8.0-9.0%), UK 11.0-12.0% (2008: 12.5-13.0%), US 10.0-11.0% (2008: 10.0-11.0%), Germany and Switzerland 8.0-9.0% (2008: 8.5-9.5%), Radiology 6.0-7.0% (2008: 5.0%);
- prevailing market based pre-tax discount rates (2009: 11.8%, 2008: 11.3%); and
- terminal growth rates: 3.0-4.0% (2008: 3.0-4.0%).

Management believes that any reasonably possible change in the key assumptions on which recoverable amount has been assessed would not cause the carrying amount to exceed the recoverable amount in any of the cash generating units.

(c) Impairment charges

The impairment charges of $85,006,000 to goodwill and $32,289,000 to brand names arose in the New Zealand Pathology CGU as a consequence of the conclusion of the Auckland laboratory contract and the adverse funding system now operating in New Zealand. In addition investments in pathology operations with a carrying value of $2,805,000 held by New Zealand Pathology entities were written down to a nil value. These items are included in the Impairment of New Zealand Pathology intangibles expense in the income statement and are reported as part of the Pathology primary reporting segment (Note 2). The recoverable amount of the New Zealand Pathology CGU is based upon value-in-use calculations using 2009/2010 management approved profit and loss and cashflow budgets, a pre-tax discount rate of 11.8% (2008: 11.3%), a negative earnings growth factor of 1.5% (after adjusting for the Auckland laboratory contract) up to the expiry dates of the contracts currently in place (2008: 0%) and a terminal growth rate in 2008 of 0%. In previous years New Zealand Pathology was considered part of an Australian & New Zealand Pathology CGU, however following a review in the current year of the factors influencing the definition of a CGU, it was determined to separately identify New Zealand Pathology as a CGU.

Note 17 Deferred tax assets – non-current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Deferred tax assets	**35,256**	22,259	**-**	-
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Doubtful debts	**10,947**	8,066	**-**	-
Employee benefits	**33,224**	28,552	**-**	-
Sundry accruals	**13,694**	4,021	**2**	-
Surplus leased space	**101**	143	**-**	-
Unrealised foreign exchange movements	**1,925**	874	**57**	-
Capitalised costs	**-**	160	**202**	160
Intangibles	**233**	-	**-**	-
Tax losses*	**3,524**	11,387	**-**	-
	63,648	53,203	**261**	160
Amounts recognised directly in equity				
Share issue costs	**3,091**	1,687	**3,091**	1,687
Cash flow hedges	**19,782**	-	**-**	-
Deferred tax assets	**86,521**	54,890	**3,352**	1,847
Less amounts offset against deferred tax liabilities (Note 26)	**(51,265)**	(32,631)	**(3,352)**	(1,847)
Net deferred tax assets	**35,256**	22,259	**-**	-
Movements:				
Opening balance at 1 July	**22,259**	24,932	**-**	-
Credited/(charged) to the income statement (Note 7)	**(6,975)**	(5,523)	**-**	(1,687)
Foreign exchange movements	**(1,342)**	(327)	**-**	-
Credited/(charged) to equity	**15,631**	1,687	**-**	1,687
Acquisition of subsidiaries	**5,683**	1,490	**-**	-
Closing balance at 30 June	**35,256**	22,259	**-**	-
Deferred tax assets to be recovered after more than 12 months	**3,514**	3,395	**-**	-
Deferred tax assets to be recovered within 12 months	**31,742**	18,864	**-**	-
	35,256	22,259	**-**	-

* *The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.*

Note 18 Other – non-current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Prepayments	**1,660**	1,712	**-**	-

Note 19 Payables – current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Trade creditors	**93,516**	83,487	**215**	200
Sundry creditors and accruals	**140,785**	104,321	**3,148**	6,112
Loans to subsidiaries (Note 39(c))	**-**	-	**498,923**	408,126
	234,301	187,808	**502,286**	414,438

Risk exposure
Information about the Group's and Parent Company's exposure to foreign currency exchange rate risk is provided in Note 42.

Note 20 Interest bearing liabilities – current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Secured				
Bank loans (a)	**348**	329	**-**	-
Lease liabilities (Note 33(b))	**5,901**	9,477	**-**	-
Hire purchase liabilities (Note 33(b))	**282**	542	**-**	-
	6,531	10,348	**-**	-
Unsecured				
Bank loans (b)	**414,574**	500,000	**44,978**	32,938
Amounts owing to vendors (c)	**894**	-	**-**	-
	421,999	510,348	**44,978**	32,938

(a) Bank loans (secured)
The secured bank loans of the Consolidated Group represent debt of the Bioscientia Healthcare Group. This loan has an interest rate of 2.9% and is repayable in instalments of €100,000 every six months, with the last repayment due on 30 June 2016.

(b) Bank loans (unsecured)
In December 2008, Sonic successfully completed the refinancing of the tranches of its syndicated senior bank debt facility that were due to expire on 15 March 2009. The tranches (denominated mainly in USD and Euro) equated to ~A$500M. Sonic selected a maturity date of 30 April 2010 for the refinanced tranches to maintain a spread of maturities, as Sonic's other major debt expiry dates are in 2011 and 2012. These tranches equate to ~A$413M at 30 June 2009 exchange rates.

At 30 June 2009 unsecured bank loans also included a €900,000 loan extended to the recently acquired German subsidiary, GLP Medical Group, with a variable interest rate of 2.857% at 30 June 2009 which was repaid on its expiry date of 15 September 2009.

Details of the security, fair values and interest rate risk exposure relating to each of the secured and unsecured liabilities are set out in Note 35 and Note 42.

(c) Amounts owing to vendors
The amounts owing to vendors comprises deferred consideration for business acquisitions, made in the current year. These amounts are interest-bearing. The carrying value of these amounts approximates the fair value.

Note 21 Tax liabilities – current

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Income tax	**9,264**	19,615	**8,932**	1,369

Note 22 Provisions - current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Restructuring	**-**	117	**-**	-
Employee benefits	**122,790**	93,511	**-**	-
Surplus lease space	**326**	366	**-**	-
	123,116	93,994	**-**	-

The provision for restructuring in the prior year relates to pre-acquisition restructuring plans for the AEL and Medica businesses.

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in current provisions
Movements in current provisions, other than employee benefits, during the financial year are set out below:

	Restructuring	**Surplus Lease Space**
	$'000	**$'000**
Consolidated Group – 2009		
Carrying amount at 1 July 2008	117	366
Reclassification of non-current provision to current (Note 27)	-	59
Payments applied	(118)	(113)
Foreign exchange movements	1	14
Carrying amount at 30 June 2009	**-**	**326**

Note 23 Other financial liabilities - current

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Current				
Interest rate swaps	**40,289**	7,269	**-**	-
	40,289	7,269	**-**	-

Details of interest rate swaps are outlined in Note 42.

Note 24 Other – current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Unsecured				
Amounts owing to vendors	**11,554**	11,894	**-**	-
Other loans	**260**	265	**-**	-
	11,814	12,159	**-**	-

The amounts owing to vendors comprises deferred consideration for business acquisitions made in the current and prior periods (refer Note 32). Amounts owing to vendors and other loans are non-interest bearing. The carrying value of these amounts approximates the fair value.

Note 25 Interest bearing liabilities – non-current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Secured				
Bank loans	**2,089**	29,806	-	-
Lease liabilities (Note 33(b))	**14,677**	15,042	-	-
Hire purchase liabilities (Note 33(b))	**169**	445	-	-
	16,935	45,293	-	-
Unsecured				
Amounts owing to vendors (a)	**19**	-	-	-
Bank loans	**1,317,314**	746,409	**730,566**	517,704
	1,334,268	791,702	**730,566**	517,704

(a) Amounts owing to vendors
The amounts owing to vendors comprises the interest-bearing component of deferred consideration for business acquisitions made in the current year. The carrying value of this amount approximates the fair value.

(b) Bank loans
In March 2009, Sonic converted the secured loan facility of its subsidiary, Independent Practitioner Network Limited, into an unsecured A$40M Sonic guaranteed multi-currency facility. The loan is repayable in November 2010.

(c) Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

2009	Total Facilities 000's	Facilities used at reporting date 000's	Facilities unused at reporting date 000's
Bank overdraft	A$10,909	-	A$10,909
Bank loans (secured and unsecured)			
- Syndicated facility USD Limit	US$609,186	US$609,186	-
- Syndicated facility Euro Limit	€353,264	€353,264	-
- Syndicated facility Multi-currency AUD Limit	A$179,021	A$176,536	A$2,485
- Bilateral term facility	€84,160	€84,160	-
- Bilateral revolving facility	A$40,000	A$38,819	A$1,181
Leasing facilities	A$52,875	A$20,578	A$32,297
2008			
Bank overdraft	A$7,383	-	A$7,383
Bank loans (secured and unsecured)	A$1,799,635	A$1,276,544	A$523,091
Leasing facilities	A$47,517	A$24,519	A$22,998

The bank loan facility disclosed for the Parent Company is also available to entities in the Consolidated Group. In October 2008, Sonic amended the bank loan facilities so that the majority of limits were denominated in USD or Euros.

(d) Fair values
The carrying amounts of borrowings approximate fair value.

(e) Interest rate risk exposures
Details of the Group's exposure to interest rate changes on borrowings are set out in Note 42.

(f) Security
Details of the security relating to each of the secured liabilities are set out in Note 35.

Note 26 Deferred tax liabilities – non-current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Provision for deferred income tax	**5,768**	5,685	**270**	1,539
The balance comprises temporary differences attributable to:				
Amounts recognised in profit or loss				
Prepayments & sundry debtors	**2,071**	1,877	**512**	669
Inventories	**5,924**	5,650	**-**	-
Accrued revenue	**5,439**	3,916	**-**	-
Leased assets	**337**	635	**-**	-
Intangibles	**17,393**	10,001	**-**	-
Property, plant & equipment	**13,252**	6,798	**3,110**	2,613
Unrealised foreign exchange gain on borrowings	**-**	104	**-**	104
Capitalised costs	**12,617**	12,623	**-**	-
	57,033	41,604	**3,622**	3,386
Amounts recognised directly in equity				
Cash flow hedges	**-**	(3,288)	**-**	-
Deferred tax liabilities	**57,033**	38,316	**3,622**	3,386
Less amounts offset against deferred tax assets (Note 17)	**(51,265)**	(32,631)	**(3,352)**	(1,847)
Net deferred tax liabilities	**5,768**	5,685	**270**	1,539
Movements:				
Opening balance at 1 July	**5,685**	11,076	**1,539**	1,226
Foreign exchange movements	**(718)**	794	**-**	-
Charged/(credited) to the income statement (Note 7)	**3,164**	(2,345)	**1,094**	313
Charged/(credited) to equity	**(2,363)**	(3,840)	**(2,363)**	-
Closing balance at 30 June	**5,768**	5,685	**270**	1,539
Deferred tax liabilities to be settled after more than 12 months	**4,082**	3,428	**(26)**	866
Deferred tax liabilities to be settled within 12 months	**1,686**	2,257	**296**	673
	5,768	5,685	**270**	1,539

Note 27 Provisions – non-current

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Employee benefits	**17,430**	17,996	-	-
Retirement benefit obligations	**21,173**	17,141	-	-
Surplus lease space	**1,607**	313	-	-
	40,210	35,450	-	-

Surplus lease space provision represents future payments due for surplus leased premises under non-cancellable operating leases.

Movements in non-current provisions
Movements in the non-current provisions, other than employee benefits, during the financial year are set out below:

	Surplus Lease Space $'000
Consolidated Group – 2009	
Carrying amount at 1 July 2008	313
Additional provision recognised	1,457
Reclassification of non-current provision to current (Note 22)	(59)
Payments applied	(104)
Carrying amount at 30 June 2009	**1,607**

Retirement benefit obligations
Certain employees of the Group are entitled to benefits from superannuation plans on retirement, disability or death. The Group contributes to defined contribution plans for the majority of employees. The defined contribution plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to these contributions. Following the acquisition of the Medica Laboratory Group on 30 May 2007 (from 1 July 2008 now includes the Prof. Krech plan) and the Bioscientia Healthcare Group on 14 September 2007, the Group has defined benefit plans in relation to certain non-Australian employees. The defined benefit plans provide lump sum benefits based on years of service and final average salary.

The following sets out details in respect of the defined benefit plans only.

(a) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Present value of the defined benefit obligation	**41,682**	35,820	-	-
Fair value of defined benefit plan assets	**(20,509)**	(18,679)	-	-
	21,173	17,141	-	-
Unrecognised past service costs	-	-	-	-
Net liability in the balance sheet	**21,173**	17,141	-	-

The Group has no legal obligation to settle this liability with an immediate contribution or additional one off contributions. The Group intends to continue to contribute to the Medica Laboratory defined benefit plans at a percentage of insured salaries (3.5% to 9.0% dependent on the employee's age bracket) in line with the actuary's latest recommendations and Swiss laws. No contributions are required to be made by the Group to the Bioscientia Healthcare defined benefit plan as future benefits are paid directly by Bioscientia and not from a separate plan asset pool.

Note 27 Provisions – non-current (continued)

(b) Categories of plan assets

The major categories of plan assets as a percentage of total plan assets are as follows:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	%	%	**%**	%
Cash	**1.3**	3.3	-	-
Mortgages	**9.8**	7.3	-	-
Real estate	**8.8**	7.6	-	-
Bonds	**53.7**	51.6	-	-
Equities	**17.2**	20.1	-	-
Alternative investments	**9.2**	10.1	-	-
	100.0	100.0	-	-

(c) Reconciliations

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Reconciliation of the present value of the defined benefit obligation, which is partly funded				
Balance at the beginning of the year	**35,820**	18,247	-	-
Current service cost	**904**	910	-	-
Interest cost	**1,911**	1,354	-	-
Actuarial (gains)/losses	**(590)**	(2,361)	-	-
Benefits paid	**(1,012)**	(708)	-	-
Member contributions	**1,714**	1,213	-	-
Curtailment (gain)/loss	**(777)**	(1,183)	-	-
Acquired in business combinations	**627**	17,050	-	-
Foreign exchange movements	**3,085**	1,298	-	-
Balance at the end of the year	**41,682**	35,820	-	-
Reconciliation of the fair value of plan assets				
Balance at the beginning of the year	**18,679**	16,857	-	-
Expected return on plan assets	**717**	573	-	-
Actuarial gains/(losses)	**(3,257)**	(446)	-	-
Contributions by Group companies	**925**	658	-	-
Member contributions	**1,714**	1,213	-	-
Benefits paid	**(321)**	(249)	-	-
Curtailment gain/(loss)	**(620)**	(1,037)	-	-
Acquired in business combinations	**513**	-	-	-
Foreign exchange movements	**2,159**	1,110	-	-
Balance at the end of the year	**20,509**	18,679	-	-

(d) Amounts recognised in income statement

Current service cost	**904**	910	-	-
Interest cost	**1,911**	1,354	-	-
Expected return on plan assets	**(717)**	(573)	-	-
Curtailment (gain)/loss	**(157)**	(146)	-	-
Total included in the employee benefit expense	**1,941**	1,545	-	-
Actual return on plan assets	**(2,540)**	127	-	-

Note 27 Provisions – non-current (continued)

(e) Amounts recognised in statements of recognised income and expense

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Actuarial gain/(loss) recognised in the year	**(2,667)**	1,915	**-**	-
Cumulative actuarial gains/(losses) recognised in the statement of recognised income and expense	**(752)**	1,915	**-**	-

(f) Principal actuarial assumptions

The principal actuarial assumptions used (expressed as weighted averages) were as follows:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
Discount rate	**5.76%**	5.91%	**-**	-
Expected return on plan asset	**3.25%**	3.25%	**-**	-
Future salary increases	**2.47%**	2.26%	**-**	-

The expected rate of return on assets has been calculated by the actuary based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories.

(g) Employer contributions

Medica Laboratory Group defined benefit plan
Employer contributions to the defined benefit plans are based on recommendations by the plans' actuary. Actuarial assessments are made on a yearly basis.

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding which seeks to have benefits funded by means of a total contribution which is expected to be a percentage of members' insured salaries over their working lifetimes.

Using the funding method described above and actuarial assumptions, the actuary recommended in the latest actuarial review the payment of employer contributions varying from 3.5% to 9% (2008: 3.5% to 9%) of the insured salaries of employees based on the employee age bracket and in accordance with Swiss laws.

Total employer contributions expected to be paid by Group companies for the year ending 30 June 2010 are based on the 2009 rates and are estimated at $955,000 (2008: $697,000) (Parent Company: $nil).

The economic assumptions used by the actuary to make the funding recommendations were a long term investment earning rate of 3.25% p.a. (2008: 3.60%), a salary increase rate of 2.00% p.a. (2008: 1.50%) and a technical interest rate of 2.00% p.a. (2008: 3.25%).

Note 27 Provisions – non-current (continued)

(h) Historic summary

	Consolidated Group 2009 $'000	2008 $'000	2007 $'000
Defined benefit plan obligation	**(41,682)**	(35,820)	(18,247)
Plan assets	**20,509**	18,679	16,857
Surplus/(deficit)	**(21,173)**	(17,141)	(1,390)
Experience adjustments arising on plan liabilities	**590**	2,361	-
Experience adjustments arising on plan assets	**(3,257)**	(446)	-

Information for years prior to 2007 is not relevant, as the Group had no involvement with the plans prior to 30 May 2007.

Note 28 Other – non-current

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Amounts owing to vendors	**7,703**	2,595	-	-
Other	**431**	297	-	-
	8,134	2,892	-	-

The amounts owing to vendors comprises deferred consideration for business acquisitions made in current and prior periods (refer Note 32). These amounts are non-interest bearing. The carrying amounts approximate fair value.

Note 29 Contributed equity

	Notes	Consolidated Group 2009 Shares	Consolidated Group 2008 Shares	Parent Company 2009 Shares	Parent Company 2008 Shares
(a) Share capital					
Ordinary shares	(b)	**383,970,875**	333,502,281	**383,970,875**	**333,502,281**

	Notes	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Ordinary shares	(b)	**2,299,256**	**1,709,577**	**2,336,178**	1,746,088

(b) Movements in ordinary share capital

2009

Date	Details	Notes	Number of shares	Issue price	Consolidated Group $'000	Parent Company $'000
1/7/08	Opening balance of the Group and Parent Company		333,502,281		1,709,577	1,746,088
9/10/08	Shares issued under Dividend Reinvestment Plan (DRP)	(f)	3,409,260	12.72	43,366	43,366
10/10/08	Shares issued to underwriter of DRP	(f)	4,939,366	12.92	63,817	63,817
19/11/08	Shares issued under share placement	(e)	36,637,932	11.60	425,000	425,000
19/12/08	Shares issued under Shareholder Purchase Plan	(e)	3,812,187	11.60	44,221	44,221
Various	Shares issued to executives under remuneration arrangements		39,349	-	116	116
Various	Shares issued following exercise of employee options	(d)	1,630,500	Various	12,570	12,570
Various	Transfers from equity remuneration reserve		-	-	6,104	6,104
Various	Costs associated with share issues net of future income tax benefits		-	-	(5,515)	(5,515)
Various	Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Employee Option Plan		-	-	-	411
30/6/09	Balance of the Group and Parent Company		383,970,875		2,299,256	2,336,178

Note 29 Contributed equity (continued)

(b) Movements in ordinary share capital (continued)

2008

Date	Details	Notes	Number of shares	Issue price	Consolidated Group $'000	Parent Company $'000
1/7/07	Opening balance of the Group and Parent Company		300,150,202	-	1,242,859	1,278,267
24/08/07	Shares issued under share placement	(e)	28,169,015	14.20	400,000	400,000
24/08/07	Shares issued to executives under remuneration arrangements		30,750	-	-	-
14/09/07	Shares issued as part consideration for the acquisition of Bioscientia Healthcare		116,674	14.16	1,652	1,652
	Valuation adjustment to issue price		-	-	153	153
23/11/07	Shares issued under Shareholder Purchase Plan	(e)	4,530,640	14.20	64,335	64,335
Various	Shares issued following exercise of employee options	(d)	505,000	Various	3,586	3,586
Various	Transfers from equity remuneration reserve		-	-	928	928
Various	Costs associated with share issues net of future income tax benefits		-	-	(3,936)	(3,936)
Various	Payments made by subsidiary entities to the Parent Company in respect of shares issued under the Sonic Healthcare Employee Option Plan		-	-	-	1,103
30/6/08	Balance of the Group and Parent Company		333,502,281		1,709,577	1,746,088

(c) Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(d) Options
Details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 38.

(e) Share placement to institutions and shares issued to shareholders under the Shareholder Purchase Plan (SPP)
During the 2009 and 2008 financial years, Sonic undertook share placements and associated SPPs to repay debt and to provide funding for future business acquisitions.

(f) Dividend reinvestment plan (DRP)
The company's DRP operated for the 2008 final dividend offering a 2.5% discount. Shareholders holding ~40% of Sonic's ordinary shares elected to participate. The balance of the 2008 final dividend which was not reinvested by shareholders in the DRP was fully underwritten. The DRP was suspended for the 2009 interim and final dividends and until further notice.

Note 30 Reserves and accumulated profits

(a) Reserves

		Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
Equity remuneration reserve	(i)	**25,719**	25,736	**26,717**	25,323
Foreign currency translation reserve	(ii)	**(21,169)**	(54,643)	-	-
Share option reserve	(iii)	**16,427**	15,285	**16,427**	15,285
Hedging reserve	(iv)	**(20,295)**	852	-	-
Revaluation reserve	(v)	**3,875**	3,875	-	-
		4,557	(8,895)	**43,144**	40,608
Movements					
Equity remuneration reserve					
Balance 1 July		**25,736**	17,122	**25,323**	17,078
Option expense		**7,632**	9,542	**7,498**	9,173
Movements relating to IPN option cancellation		**(1,545)**	-	-	-
Transfer to share capital (options exercised)		**(6,104)**	(928)	**(6,104)**	(928)
Balance 30 June		**25,719**	25,736	**26,717**	25,323
Foreign currency translation reserve					
Balance 1 July		**(54,643)**	(19,340)	-	-
Net exchange movement on translation of foreign subsidiaries		**33,474**	(35,303)	-	-
Balance 30 June		**(21,169)**	(54,643)	-	-
Share option reserve					
Balance 1 July		**15,285**	11,974	**15,285**	11,974
Options forming part of consideration for business combinations		**1,142**	3,311	**1,142**	3,311
Balance 30 June		**16,427**	15,285	**16,427**	15,285
Hedging reserve					
Balance 1 July		**852**	2,641	-	-
Revaluation (net of deferred tax)		**(28,379)**	(1,276)	-	-
Transfer to net profit (net of deferred tax)		**7,232**	(513)	-	-
Balance 30 June		**(20,295)**	852	-	-
Revaluation reserve					
Balance 1 July		**3,875**	-	-	-
Movement in year		-	3,875	-	-
Balance 30 June		**3,875**	3,875	-	-

Nature and purpose of reserves

(i) Equity Remuneration reserve

The equity remuneration reserve reflects the fair value of equity-settled share based payments. Fair values are determined using a pricing model consistent with the Black Scholes methodology and recognised over the service period up to the vesting date. When shares are issued or options are exercised the associated fair values are transferred to share capital.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign subsidiaries are taken to the foreign currency translation reserve as described in accounting policy Note 1(d)(iii).

Note 30 Reserves and accumulated profits (continued)

(iii) Share option reserve
The share option reserve reflects the value of options issued as part of consideration for business combinations. The value of the options represents the assessed fair value at the date they were granted and has been determined using a pricing model consistent with the Black Scholes methodology that takes into account the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the current price and expected volatility of the underlying share, the expected dividend yield, and the risk-free interest rate for the term of the option.

(iv) Hedging reserve
The hedging reserve is used to record changes in the fair value of derivatives that are designated and qualify as cash flow hedges, as described in Note 1(p). Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit and loss.

(v) Revaluation reserve
The revaluation reserve is used to record increments and decrements on the initial revaluation of non-current assets.

	Consolidated Group		**Parent Company**	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(b) Accumulated profits				
Accumulated profits at the beginning of the financial year	**249,308**	164,220	**50,625**	30,742
Actuarial gains/(losses) on retirement benefit obligations (Note 27)	**(2,667)**	1,915	**-**	-
Net profit attributable to members of Sonic Healthcare Limited	**171,360**	245,116	**217,719**	181,826
Dividends paid in the year (Note 6)	**(191,655)**	(161,943)	**(191,655)**	(161,943)
Accumulated profits at the end of the financial year	**226,346**	249,308	**76,689**	50,625

Note 31 Deed of cross guarantee

The "Closed Group" (refer Note 32) are parties to a deed of cross guarantee dated 29 June 2007 under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities which are large proprietary companies have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

The companies represent a "Closed Group" for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Sonic Healthcare Limited, they also represent the "Extended Closed Group".

(a) Consolidated income statement of the Extended Closed Group

	2009	2008
	$'000	$'000
Revenue	**1,297,569**	1,182,222
Labour and related costs	**(610,506)**	(476,437)
Consumables used	**(135,201)**	(123,237)
Amortisation of intangibles	**(3,765)**	(2,490)
Operating lease rental expense	**(61,342)**	(52,001)
Depreciation and amortisation of physical assets	**(50,040)**	(45,896)
Borrowing costs expense	**(43,495)**	(36,628)
Repairs and maintenance	**(30,809)**	(26,136)
Utilities	**(26,778)**	(23,940)
Other expenses from ordinary activities	**(126,674)**	(108,687)
Profit before income tax expense	**208,959**	286,770
Income tax expense	**(43,466)**	(31,734)
Net profit attributable to members of the Extended Closed Group	**165,493**	255,036

Note 31 Deed of cross guarantee (continued)

(b) Reconciliation of accumulated profits

	2009 $'000	2008 $'000
Accumulated profits at the beginning of the financial year	**171,043**	77,950
Profit from ordinary activities after income tax expense	**165,493**	255,036
Retained earnings from new entities joining the deed of cross guarantee	**13,123**	-
Dividends paid during the year	**(191,655)**	(161,943)
Accumulated profits at the end of the financial year	**158,004**	171,043

(c) Consolidated balance sheet of the Extended Closed Group

	2009 $'000	2008 $'000
Current assets		
Cash and cash equivalents	**411,176**	5,652
Other financial assets	**-**	3,963
Receivables	**343,806**	263,436
Inventories	**18,343**	16,131
Other	**470**	243
Total current assets	**773,795**	289,425
Non-current assets		
Receivables	**89,358**	44,989
Other financial assets	**1,485,983**	1,452,748
Property, plant and equipment	**308,896**	294,489
Investment properties	**16,510**	16,500
Intangible assets	**867,818**	715,943
Deferred tax assets	**7,254**	1,859
Other	**993**	744
Total non-current assets	**2,776,812**	2,527,272
Total assets	**3,550,607**	2,816,697
Current liabilities		
Payables	**152,813**	182,753
Interest bearing liabilities	**34,902**	90,714
Current tax liabilities	**8,853**	1,741
Provisions	**76,101**	62,907
Other financial liabilities	**16,981**	-
Other	**472**	2,640
Total current liabilities	**290,122**	340,755
Non-current liabilities		
Interest bearing liabilities	**744,313**	521,380
Provisions	**14,156**	13,086
Deferred tax liabilities	**-**	3,975
Total non-current liabilities	**758,469**	538,441
Total liabilities	**1,048,591**	879,196
Net assets	**2,502,016**	1,937,501
Equity		
Parent Company interest		
Contributed equity	**2,299,256**	1,709,577
Reserves	**44,756**	56,881
Accumulated profits	**158,004**	171,043
Total equity	**2,502,016**	1,937,501

Note 32 Investments in subsidiaries

Details of subsidiaries	Country of incorporation	Class of share	Beneficial interest % 2009	Beneficial interest % 2008
Subsidiaries of Sonic Healthcare Limited:				
Clinpath Laboratories Pty Limited (i)	Australia	Ord	**100**	100
Douglass Hanly Moir Pathology Pty Limited (i)	Australia	Ord	**100**	100
Lifescreen Australia Pty Limited (i)	Australia	Ord	**100**	100
Sonic Clinical Institute Pty Limited	Australia	Ord	**100**	100
Sonic Clinical Trials Pty Limited	Australia	Ord	**100**	100
Sonic Healthcare Services Pty Limited (i)	Australia	Ord	**100**	100
Sonic Imaging Pty Limited (i)	Australia	Ord	**100**	100
Southern Pathology Services Pty Limited (i)	Australia	Ord	**100**	100
Independent Practitioner Network Limited (iii)	Australia	Ord	**100**	71.47
Sonic Healthcare (UK) Pty Limited	Australia	Ord	**100**	100
Sonic Healthcare Asia Limited	Hong Kong	Ord	**100**	100
Sonic Healthcare (Ireland) Limited	Ireland	Ord	**100**	-
Sonic Healthcare Holding Company	United Kingdom	Ord	**100**	100
Sonic Healthcare Europe GmbH	Germany	Ord	**100**	100
Sonic Healthcare European Investments GmbH & Co.	Germany		**100**	100
Other subsidiaries in the Group:				
Barratt & Smith Pathology Pty Limited (i)	Australia	Ord	**100**	100
Barratt & Smith Pathology Trust (ii)	Australia	Units	**100**	100
Biotech Laboratories Pty Limited	Australia	Ord	**100**	100
Bradley Services Unit Trust (ii)	Australia	Units	**100**	100
BPath Pty Limited	Australia	Ord	**100**	100
Castlereagh Co Pty Limited (i)	Australia	Ord	**100**	100
Castlereagh Services Pty Limited (i)	Australia	Ord	**100**	100
Consultant Pathology Services Pty Limited (i)	Australia	Ord	**100**	100
Diagnostic Pathology Pty Limited	Australia	Ord	**100**	100
Diagnostic Services Pty Limited (i)	Australia	Ord	**100**	100
E.Radiology (Aust) Pty Limited	Australia	Ord	**100**	100
Hanly Moir Pathology Pty Limited (i)	Australia	Ord	**100**	100
Hanly Moir Pathology Trust (ii)	Australia	Units	**100**	100
Hunter Imaging Group Pty Limited	Australia	Ord	**100**	100
Hunter Imaging Services Trust (ii)	Australia	Units	**100**	100
Hunter Valley X-Ray Pty Limited	Australia	Ord	**100**	100
Illawarra X-Ray Pty Limited	Australia	Ord	**100**	100
IPN Practice Management Pty Limited	Australia	Ord	**100**	100
IRG Co Pty Limited (i)	Australia	Ord	**100**	100
L & A Services Pty Limited (i)	Australia	Ord	**100**	100
Maga Pty Limited	Australia	Ord	**100**	100
Melbourne Pathology Pty Limited (i)	Australia	Ord	**100**	100
Melbourne Pathology Service Trust (ii)	Australia	Units	**100**	100
Northern Pathology Pty Limited (i)	Australia	Ord	**100**	100
Nuclear Medicine Co Pty Limited	Australia	Ord	**100**	100
Pacific Medical Imaging Pty Limited (i)	Australia	Ord	**100**	100
Paedu Pty Limited (i)	Australia	Ord	**100**	100
Queensland X-Ray Pty Limited (i)	Australia	Ord	**100**	100
Redlands X-Ray Services Pty Limited	Australia	Ord	**100**	100
SKG Radiology Pty Limited (i)	Australia	Ord	**100**	100
Sonic Healthcare International Pty Limited (i)	Australia	Ord	**100**	100
Sonic Healthcare Pathology Pty Limited	Australia	Ord	**100**	100
A.C.N. 094 980 944 Pty Limited (i)	Australia	Ord	**100**	100

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries (continued)	Country of incorporation	Class of share	Beneficial interest % 2009	Beneficial interest % 2008
Sonic Medlab Holdings Australia Pty Limited (i)	Australia	Ord	**100**	100
Sonic Pathology (Queensland) Pty Limited (i)	Australia	Ord	**100**	100
Sonic Pathology (Victoria) Pty Limited (i)	Australia	Ord	**100**	100
Sports Imaging Co Pty Limited	Australia	Ord	**100**	100
Sprague Kam Trust (ii)	Australia	Units	**100**	100
A.C.N. 002 889 545 Pty Limited	Australia	Ord	**100**	100
Subilabs Pty Limited (i)	Australia	Ord	**100**	100
Sullivan Nicolaides Pty Limited (i)	Australia	Ord	**100**	100
Sunton Pty Limited (i)	Australia	Ord	**100**	100
Ultrarad Holdings Pty Limited	Australia	Ord	**100**	100
Ultrarad No 2 Trust (ii)	Australia	Units	**99.9**	99.9
IPN Healthcare Pty Limited (iii)	Australia	Ord	**100**	71.47
Formulab International Limited	Australia	Ord	**100**	71.47
Edenlea Properties Pty Limited	Australia	Ord	**100**	71.47
IPN Medical Centres Pty Limited (iii)	Australia	Ord	**100**	71.47
IPN Medical Centres (Qld) Pty Limited (iii)	Australia	Ord	**100**	71.47
Continuous Care Doctor Training Pty Limited	Australia	Ord	**100**	71.47
Kedron Park 24 Hour Medical Centre Pty Limited	Australia	Ord	**100**	71.47
Royal Brisbane Place Medical Centre Pty Limited	Australia	Ord	**100**	71.47
Taringa 24 Hour Medical Centre Pty Limited	Australia	Ord	**100**	71.47
IPN Medical Centres (NSW) Pty Limited (iii)	Australia	Ord	**100**	71.47
IPN Healthcare (Vic) Pty Limited	Australia	Ord	**100**	71.47
IPN Medical Centres (Vic) Pty Limited (iii)	Australia	Ord	**100**	71.47
IPN Learning Pty Limited	Australia	Ord	**100**	71.47
Preston Property Pty Limited	Australia	Ord	**100**	71.47
United Healthcare Medical Centre Pty Limited	Australia	Ord	**100**	71.47
LUMC Pty Limited	Australia	Ord	**100**	71.47
Mark Edelman Pty Limited	Australia	Ord	**100**	71.47
Auburn Road Family Medical Centre Pty Limited	Australia	Ord	**100**	71.47
Joodie Holdings No. 2 Pty Limited	Australia	Ord	**100**	71.47
Todd Silbert Pty Limited	Australia	Ord	**100**	71.47
Edgecliff Medical Centre No. 2 Pty Limited	Australia	Ord	**100**	71.47
Marrickville Medical Centre No. 2 Pty Limited	Australia	Ord	**100**	71.47
Penrith Medical Centre No. 2 Pty Limited	Australia	Ord	**100**	71.47
Daraban Pty Limited	Australia	Ord	**100**	71.47
Sunshine Employment Pty Limited	Australia	Ord	**100**	71.47
Medihelp General Practice Pty Limited	Australia	Ord	**100**	71.47
Medihelp Services Pty Limited (iii)	Australia	Ord	**100**	71.47
Medihelp BWMG Pty Limited	Australia	Ord	**100**	71.47
Medihelp (Brackenridge) Pty Limited	Australia	Ord	**100**	71.47
Medihelp Sunshine Coast Pty Limited	Australia	Ord	**100**	71.47
Denberry Pty Limited	Australia	Ord	**100**	71.47
Health Essentials Pty Limited	Australia	Ord	**100**	71.47
Redwood Park Medical Centre Pty Limited	Australia	Ord	**100**	71.47
Edanade Nominees Pty Limited	Australia	Ord	**100**	71.47
Clinmed Pty Limited	Australia	Ord	**100**	71.47
Margmax Pty Limited	Australia	Ord	**100**	71.47
IPN Ophthalmology Pty Limited	Australia	Ord	**100**	71.47
IPN Franchise Developments Pty Limited	Australia	Ord	**100**	71.47
IPN Services Pty Limited	Australia	Ord	**100**	71.47
Sports Medicine Centres of Victoria Pty Limited	Australia	Ord	**100**	71.47
Pilates Edge Pty Limited	Australia	Ord	**100**	71.47

Note 32 Investment in subsidiaries (continued)

Details of subsidiaries (continued)	Country of incorporation	Class of share	Beneficial interest % 2009	Beneficial interest % 2008
Physiotherapy International Pty Limited	Australia	Ord	**100**	71.47
Southcare Physiotherapy Pty Limited	Australia	Ord	**100**	71.47
Kinetikos Services Pty Limited	Australia	Ord	**100**	71.47
Re-Start Services Pty Limited	Australia	Ord	**100**	71.47
O.B. King & Associates Pty Limited	Australia	Ord	**100**	71.47
Redcliffe Peninsula Medical Services Pty Limited	Australia	Ord	**100**	71.47
Gemini Administration Services Pty Limited (iii)	Australia	Ord	**100**	71.47
Gemini Medical Services Pty Limited (iii)	Australia	Ord	**100**	-
Silverspoon Holdings Pty Limited	Australia	Ord	**100**	71.47
Delta Health Pty Limited	Australia	Ord	**100**	71.47
Gainsby Pty Limited	Australia	Ord	**100**	71.47
Stratum Medical Services Pty Limited	Australia	Ord	**100**	71.47
Double Court Company Limited	Hong Kong	Ord	**-**	100
Dynamic Mate Limited	Hong Kong	Ord	**-**	100
Sonic Healthcare Germany Six GmbH	Germany	Ord	**100**	100
Sonic Healthcare Seven GmbH	Germany	Ord	**100**	100
Sonic Healthcare Investments GmbH	Germany	Ord	**100**	100
Sonic Healthcare Germany GmbH	Germany	Ord	**100**	100
Labor Schottdorf Administration GmbH	Germany	Ord	**100**	100
Syscomp Biochemische Dienstleistungen GmbH	Germany	Ord	**100**	100
Virion Deutschland GmbH	Germany	Ord	**100**	100
Bioscientia Healthcare GmbH	Germany	Ord	**100**	100
Bioscientia Institut für medizinische Diagnostik GmbH	Germany	Ord	**100**	100
Bioscientia MVZ Jena GmbH	Germany	Ord	**100**	100
Bioscientia MVZ Saarbrücken GmbH	Germany	Ord	**100**	100
LabConsult GmbH	Germany	Ord	**100**	-
Orthopädietechnik Mayer & Behnsen GmbH	Germany	Ord	**100**	100
Labor Schottdorf MVZ GmbH	Germany	Ord	**100**	100
Labor Hannover MVZ GmbH	Germany	Ord	**100**	-
Labor 28 Management GmbH	Germany	Ord	**100**	-
Labor 28 AG	Germany	Ord	**100**	-
Labor 28 MVZ GbR	Germany	Ord	**70**	-
GLP Medical AG	Germany	Ord	**100**	-
Labor Dr. Von Froreich & Kollegen GmbH	Germany	Ord	**100**	-
GLP Laboratories GmbH	Germany	Ord	**100**	-
Sonic Healthcare (New Zealand) Limited	New Zealand	Ord	**100**	100
Diagnostic Medlab Limited	New Zealand	Ord	**100**	100
Medlab Central Limited	New Zealand	Ord	**100**	100
Valley Diagnostic Laboratories Limited	New Zealand	Ord	**100**	100
Medlab South Limited	New Zealand	Ord	**100**	100
New Zealand Radiology Group Limited	New Zealand	Ord	**70**	70
Canterbury Medical Imaging Limited	New Zealand	Ord	**100**	100
Palmerston North X-Ray	New Zealand		**80**	80
Laboratory Data Systems Limited	New Zealand	Ord	**100**	100
Diagnostic Medlab Services Limited	New Zealand	Ord	**100**	100
Medica Ärztebedarf AG	Switzerland	Ord	**100**	100
Medica Medizinische Laboratorien Dr F Käppeli AG	Switzerland	Ord	**100**	100
Medizinisches Institut R. Rondez AG	Switzerland	Ord	**100**	100
Labormediz Laboratorien GmbH	Switzerland	Ord	**100**	100
Virion Labordiagnostik GmbH	Switzerland	Ord	**100**	100
Ärztelabor Dr. Kurt Furrer GmbH	Switzerland	Ord	**100**	100

Note 32 Investments in subsidiaries (continued)

Details of subsidiaries (continued)	Country of incorporation	Class of share	Beneficial interest % 2009	Beneficial interest % 2008
LB Medizinisches Labor Solothurn GmbH	Switzerland	Ord	**100**	100
Institut Virion AG	Switzerland	Ord	**100**	100
Labor Prof. Krech und Partner AG	Switzerland	Ord	**100**	-
Selftesting.ch AG	Switzerland	Ord	**100**	-
Serolife GmbH	Switzerland	Ord	**100**	-
Mikrogen AG	Switzerland	Ord	**100**	-
The Doctors Laboratory Limited	United Kingdom	Ord	**100**	100
TDL Analytical Limited	United Kingdom	Ord	**100**	100
TDL Facilities Limited	United Kingdom	Ord	**100**	100
Cytogenetic DNA Services Limited	United Kingdom	Ord	**100**	100
Roadhaven Limited	United Kingdom	Ord	**100**	100
Omnilabs Limited	United Kingdom	Ord	**100**	100
Omnilabs (UK) Limited	United Kingdom	Ord	**100**	100
Medi-Lab Limited	United Kingdom	Ord	**100**	-
Omnilabs Ireland Limited	Ireland	Ord	**100**	100
Sonic Healthcare Investments	United States		**100**	100
Clinical Pathology Laboratories, Inc.	United States	Ord	**100**	100
Fairfax Medical Laboratories, Inc.	United States	Ord	**100**	100
Pathology Laboratories, Inc.	United States	Ord	**100**	100
The Cognoscenti Health Institute, LLC	United States	Ord	**100**	100
American Esoteric Laboratories, Inc.	United States	Ord	**100**	100
AEL of Memphis, LLC	United States	Ord	**100**	100
American Clinical Services, Inc.	United States	Ord	**-**	100
MPL Holdings, Inc.	United States	Ord	**100**	100
Clinical Laboratory Services, Inc.	United States	Ord	**100**	100
Labdoc, LLC	United States	Ord	**100**	100
Mullins Pathology & Cytology Laboratory, Inc.	United States	Ord	**100**	100
Memphis Pathology Laboratory	United States		**100**	100
Sonic Healthcare USA, Inc.	United States	Ord	**100**	100
Sunrise Medical Laboratories	United States	Ord	**100**	100
Virion (US) Inc.	United States	Ord	**100**	100
Woodbury Clinical Laboratory, Inc.	United States	Ord	**100**	100
Sonic Hawaii Holdings, Inc.	United States	Ord	**100**	-
Sonic USA Holdings, Inc.	United States	Ord	**100**	-
Clinical Laboratories of Hawaii, LLP	United States		**100**	-
Pan Pathologists, LLC	United States	Ord	**100**	-

(i) These subsidiaries comprise the "Closed Group" under the deed of cross guarantee. By entering into the deed wholly-owned entities which are large proprietary companies have been granted relief from the necessity to prepare a financial report and directors' report in accordance with Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission. For further information see Note 31.

(ii) Trust deeds do not require preparation of audited financial statements.

(iii) Independent Practitioner Network Limited and certain wholly-owned entities (the "IPN Closed Group") are parties to a deed of cross guarantee under which each company guarantees the debts of others within the IPN Closed Group. The effect of this deed is that Independent Practitioner Network Limited has guaranteed to pay any deficiency in the event of a wind up of any controlled entity in the IPN Closed Group. The controlled entities within the IPN Closed Group have also given a similar guarantee in the event that Independent Practitioner Network Limited is wound up. These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

Note 32 Investments in subsidiaries (continued)

Business combinations

(a) Acquisition of subsidiaries/business assets

Acquisitions in the period, which are individually immaterial, include:

- On 1 July 2008, Sonic acquired 100% of the Labor 28 Group, based in Berlin, Germany.
- On 1 July 2008, Sonic acquired 100% of the Laboratory Prof. Krech Group, based in Switzerland.
- On 1 September 2008, Sonic acquired 100% of the GLP Medical Group, based in Hamburg, Germany.
- On 2 September 2008, Sonic acquired 100% of Clinical Laboratories of Hawaii, based in the USA.
- IPN, a member of the Group, acquired a number of medical centre businesses during the period.

The contribution these acquisitions made to the Group's profit during the period was immaterial individually and in total. It is impracticable to determine the contribution these immaterial acquisitions made to the net profit of the Group during the period, and what they are likely to contribute on an annualised basis, as the majority of the acquisitions were merged with other entities in the Group. The accounting for these acquisitions has been finalised at the date of this report.

The aggregate cost of the combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

	Total Carrying Value $'000	Total Fair Value $'000
Consideration - cash paid		**365,014**
Other consideration		**912**
Less: Cash of entities acquired		**(9,651)**
		356,275
Deferred consideration		**11,578**
Consideration – shares/options		**1,142**
Total consideration		**368,995**
Carrying/fair value of identifiable net assets of combinations acquired:		
Debtors & other receivables	44,607	**44,096**
Prepayments	5,762	**5,762**
Inventory	6,969	**6,969**
Deferred tax assets/(liabilities)	(675)	**5,659**
Property, plant & equipment	17,112	**16,942**
Other non-current receivables	93	**93**
Investments	16	**16**
Identifiable intangibles	155	**404**
Trade payables	(10,073)	**(10,073)**
Sundry creditors and accruals	(15,203)	**(15,558)**
Income tax payable	(1,365)	**(2,012)**
Borrowings	(3,982)	**(3,982)**
Lease liabilities	(4,766)	**(4,766)**
Provisions	(9,240)	**(9,071)**
	29,410	**34,479**
Goodwill		**334,516**

500,000 options over unissued Sonic ordinary shares with a fair value of $1,142,000 were issued as part of the consideration for the acquisition of the Labor 28 Group. The inputs to the valuation option model to determine the fair value are detailed in Note 38(b)(v). In the prior year, 1,000,000 options over unissued Sonic ordinary shares with a fair value of $3,311,000 and 116,674 Sonic ordinary shares with a fair value of $1,805,000 were issued as part of the consideration for the acquisition of the Bioscientia Healthcare Group. The fair value of the shares issued was based on the price per share at the time of acquisition.

Note 32 Investments in subsidiaries (continued)

(a) Acquisition of subsidiaries/business assets (continued)

The goodwill arising from the business combinations is attributable to their reputation in the local market, the benefit of marginal profit and synergies expected to be achieved from integrating the business with existing operations, expected revenue growth, future market development, the assembled workforce and knowledge of local markets. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be reliably measured.

The initial accounting for a number of business acquisitions had only been determined provisionally at the date of the 2008 financial statements. The acquisitions included Orthopaedietechnik Mayer & Behnsen, Woodbury Clinical Laboratory, American Clinical Services, Inc.; the assets of Consolidated Laboratory Services, and IPN acquired Gemini Administration Services Pty Ltd and a number of medical centre businesses. The final costs of these combinations, the carrying values and fair values of the identifiable assets and liabilities, and the goodwill arising on acquisition are detailed below.

The acquisition accounting for Sunrise Medical Laboratories and Bioscientia Healthcare Group was finalised in the 2008 financial year.

	Other $'000
Consideration cash paid	96,075
Less: Cash of entities acquired	(2,440)
Total cash consideration	93,635
Deferred consideration recognised as amounts owing to vendors	4,469
Transaction costs not settled in cash in the 2008 financial year	437
Total consideration	**98,541**

	Carrying value $'000	**Fair value $'000**
Carrying/fair value of identifiable net assets of combinations acquired:		
Debtors & other receivables	**8,386**	7,420
Prepayments	**771**	771
Inventory	**812**	762
Deferred tax assets	**251**	310
Property, plant & equipment	**6,784**	6,826
Other non-current receivables	**339**	30
Investments	**7**	-
Identifiable intangibles	-	29
Trade payables	**(2,140)**	(2,140)
Sundry creditors and accruals	**(1,939)**	(1,939)
Income tax payable	**(1,163)**	(305)
Borrowings	**(91)**	(91)
Lease liabilities	**(1,196)**	(1,196)
Provisions	**(1,404)**	(1,736)
	9,417	8,741
Goodwill		89,800

The total adjustment to goodwill during the 2009 financial year as a result of finalising the cost of these combinations and the fair values of the identifiable assets and liabilities acquired was an increase of $923,000.

Note 32 Investments in subsidiaries (continued)

(b) Acquisition of minority interests

During the period Sonic acquired the outstanding equity held by minority interests in IPN for a total purchase price of ~A$75.6M for the shares plus ~A$2.4M to cancel options over unissued IPN shares.

The carrying amount of IPN's net assets in the Group's financial statements on the date of acquiring the minority interests was A$34.9M. The Group recognised a decrease in minority interests of A$11.0M and additional goodwill of A$72.8M.

During the prior period Sonic acquired the outstanding equity held by minority interests in the Schottdorf Group for a total purchase price of ~€80M.

The carrying amount of Schottdorf's net assets in the Group's financial statements on the date of acquiring the minority interests was €21.8M. The Group recognised a decrease in minority interests of €9.3M and additional goodwill of €72.5M, equivalent to A$120,700,000 at 30 June 2008.

(c) Reconciliation of cash paid to cash flow statement

	Consolidated Group	
	2009	2008
	$'000	$'000
Consideration – cash paid for acquisitions in the financial year	**365,014**	584,715
Consideration – cash paid for minority interests in subsidiaries in the financial year	**81,774**	102,541
Consideration – cash paid to vendors for acquisitions in previous financial years	**10,117**	7,068
Less: Cash of entities acquired	**(9,651)**	(10,856)
Payment for purchase of subsidiaries net of cash acquired	**447,254**	683,468

Note 33 Commitments for expenditure

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Capital commitments				
Commitments for the acquisition of property, plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**18,023**	2,078	-	-
Later than one year but not later than 5 years	-	-	-	-
	18,023	2,078	-	-
(b) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	**99,585**	89,102	-	-
Later than one year but not later than 5 years	**191,192**	170,265	-	-
Later than 5 years	**39,572**	24,262	-	-
	330,349	283,629	-	-
Representing:				
Cancellable operating leases	**913**	961	-	-
Non-cancellable operating leases	**328,320**	281,746	-	-
Future finance charges on finance leases	**1,116**	922	-	-
	330,349	283,629	-	-

Note 33 Commitments for expenditure (continued)

(i) Operating leases

The Group leases various premises under non-cancellable operating leases expiring within one month to ten years. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated.

The Group also leases various plant and machinery under cancellable operating leases. The Group is generally required to give six months notice for termination of these leases.

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	**98,907**	88,263	-	-
Later than one year but not later than 5 years	**190,190**	169,698	-	-
Later than 5 years	**39,560**	24,262	-	-
Less: Amount provided for surplus lease space under non-cancellable operating leases	**(337)**	(477)	-	-
Commitments not recognised in the financial statements	**328,320**	281,746	-	-
Future minimum lease payments expected to be received in relation to non-cancellable sub-leases of operating leases not recognised in the financial statements	**33,755**	33,195	-	-

(ii) Finance leases

The Group finance leases and hire purchases various plant and equipment with a carrying amount of $19,717,000 (2008: $23,738,000) under contracts expiring within one month to ten years.

Within one year	**7,264**	11,276	-	-
Later than one year but not later than 5 years	**10,077**	10,613	-	-
Later than 5 years	**11,434**	11,941	-	-
Minimum lease payments	**28,775**	33,830	-	-
Less: Future finance charges	**(7,746)**	(8,324)	-	-
Total lease and hire purchase liabilities	**21,029**	25,506	-	-
Representing lease and hire purchase liabilities:				
Current (Note 20)	**6,183**	10,019	-	-
Non-current (Note 25)	**14,846**	15,487	-	-
	21,029	25,506	-	-

The weighted average interest rate implicit in the contracts is 5.96% (2008: 6.11%).

(c) Remuneration commitments

Commitments for the payment of salaries and other remuneration under long term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Within one year	**28,679**	25,519	-	-
Later than one year but not later than 5 years	**15,117**	21,115	-	-
Later than 5 years	**-**	-	-	-
	43,796	46,634	-	-

Note 34 Contingent liabilities

Sonic Healthcare Limited and certain subsidiaries, as disclosed in Note 32, are parties to a deed of cross guarantee under which each company guarantees the debts of the others. Independent Practitioner Network Limited and certain of its subsidiaries, as disclosed in Note 32, are parties to a deed of cross guarantee under which each company guarantees the debts of the others.

Note 35 Secured borrowings

The total secured liabilities (current and non-current) are as follows:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Bank loans	**2,437**	30,135	-	-
Lease liabilities	**20,578**	24,519	-	-
Hire purchase liabilities	**451**	987	-	-
	23,466	55,641	-	-

Assets pledged as security

The bank loan of the Bioscientia Healthcare Group of $2,437,000 (2008: $2,635,000) is secured by the equipment acquired with the loan proceeds. This secured loan was in existence at the time Sonic acquired the group and the security will remain until the loan is repaid. Refer Note 20(a).

At 30 June 2008 bank loans of IPN of $27,500,000 were secured by a fixed and floating charge over the assets of IPN, excluding the assets of the Gemini business. Following Sonic's acquisition of the minority interests of IPN in September 2008, the facility was converted into an unsecured Sonic guaranteed facility and the security released.

Lease and hire purchase liabilities are effectively secured as the rights to the relevant assets revert to the lessor/lender in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Current				
Fixed and floating charge				
Cash and cash equivalents	-	9,282	-	-
Trade and other receivables	-	2,537	-	-
Inventories	-	1,520	-	-
Other	-	1,665	-	-
Total current assets pledged as security	-	15,004	-	-
Non-current				
Finance lease & hire purchase agreements				
Property, plant and equipment	**20,181**	25,378	-	-
Fixed and floating charge				
Receivables	-	139	-	-
Property, plant and equipment	**2,598**	15,998	-	-
Total non-current assets pledged as security	**22,779**	41,515	-	-
Total assets pledged as security	**22,779**	56,519	-	-

Note 36 Key management personnel

Refer to the Remuneration Report within the Directors' Report for details of Sonic's key management personnel.

(a) Key management personnel compensation

The aggregate remuneration of the key management personnel is shown below:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
Short term employee benefits	**6,745,161**	4,633,859	**302,575**	259,171
Long term employee benefits	**368,501**	14,943	**-**	-
Post employment benefits	**353,478**	285,458	**29,925**	50,829
Share based payments	**7,413,861**	8,095,087	**-**	-
	14,881,001	13,029,347	**332,500**	310,000

(b) Equity disclosures relating to key management personnel

(i) Option holdings

The number of options over ordinary shares held beneficially or personally during the current and prior financial year by the key management personnel of the Group in relation to remuneration arrangements are set out below.

2009 Name	Balance at 1 July 2008	Issued during the 2009 year as remuneration	Exercised during the 2009 year	Balance at 30 June 2009	Vested and exercisable at the end of the 2009 year
Dr C.S. Goldschmidt	4,000,000	2,750,000	(1,000,000)	5,750,000	1,500,000
C.D. Wilks	2,160,000	1,415,000	(400,000)	3,175,000	950,000

2008 Name	Balance at 1 July 2007	Issued during the 2008 year as remuneration	Exercised during the 2008 year	Balance at 30 June 2008	Vested and exercisable at the end of the 2008 year
Dr C.S. Goldschmidt	3,000,000	1,000,000	-	4,000,000	1,500,000
C.D. Wilks	1,620,000	540,000	-	2,160,000	810,000

(ii) Share holdings

The number of ordinary shares held personally or beneficially during the current and prior financial year by the key management personnel of the Group are set out below.

2009 Name	Balance at 1 July 2008	Issued during the 2009 year on the exercise of options	Shares provided as remuneration during the 2009 year	Other changes during the 2009 year	Balance at 30 June 2009
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	280,000	1,000,000	50,243	(1,000,000)	330,243
C.D. Wilks	391,000	400,000	25,872	(400,000)	416,872
Dr P.J. Dubois	25,350	-	-	(25,350)	-
C.J. Jackson	490,940	-	-	431	491,371
Dr H.F. Scotton	181,194	-	-	-	181,194
D. Schultz	560,586	-	-	(380,293)	180,293
Dr R.E. Connor	1,597,088	-	-	-	1,597,088

Note 36 Key management personnel (continued)

(b) Equity disclosures relating to key management personnel (continued)

(ii) Share holdings (continued)

2008 Name	Balance at 1 July 2007	Issued during the 2008 year on the exercise of options	Shares provided as remuneration during the 2008 year	Other changes during the 2008 year	Balance at 30 June 2008
B.S. Patterson	3,816,646	-	-	-	3,816,646
Dr C.S. Goldschmidt	660,000	-	20,000	(400,000)	280,000
C.D. Wilks	580,250	-	10,750	(200,000)	391,000
Dr P.J. Dubois	25,000	-	-	350	25,350
C.J. Jackson	490,590	-	-	350	490,940
Dr H.F. Scotton	180,634	-	-	560	181,194
D. Schultz	560,586	-	-	-	560,586

Note 37 Remuneration of auditors

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$	$	**$**	$
During the year the auditors of the Parent Company and the Group and their related practices earned the following remuneration:				
PricewaterhouseCoopers – Australian firm				
Audit and review of financial reports of the Parent Company or any entity in the Group	**609,000**	512,000	**80,000**	80,000
Accounting and advisory services	**140,000**	-	-	-
Total audit and accounting/advisory services	**749,000**	512,000	**80,000**	80,000
Non PricewaterhouseCoopers audit firms				
Audit and review of financial reports of Group entity	-	160,000	-	-
Accounting and advisory services	-	165,000	-	-
	-	325,000	-	-
Related practices of PricewaterhouseCoopers Australian firm (including overseas PricewaterhouseCoopers firms)				
Audit and review of the financial reports of Group entities	**1,036,684**	1,058,255	-	-
Total audit and accounting/advisory services	**1,036,684**	1,058,255	-	-

Statutory audit and tax compliance services are subject to periodic competitive tender processes involving the major Chartered Accounting firms. In the prior year, accounting and advisory services included fees paid by IPN to its previous auditor for work performed in relation to the Scheme of Arrangement under which Sonic moved to 100% ownership of IPN. The non-audit services provided are not considered to be of a nature which could give rise to a conflict of interest or loss of independence for the external auditors.

Note 38 Share based payments

(a) Share based payments relating to remuneration

The Group has several equity-settled share based compensation plans for executives and employees. The fair value of equity remuneration granted under the various plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to shares and options ("the vesting period"). Details of the pricing model and the measurement inputs utilised to determine the fair value of shares and options granted are disclosed in Note 1(q) to the financial statements.

(i) Sonic Healthcare Limited Employee Option Plan

Options are granted under the Sonic Healthcare Limited Employee Option Plan for no consideration. Options granted are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 30 months from the date of grant
- Up to 75% may be exercised after 42 months from the date of grant
- Up to 100% may be exercised after 54 months from the date of grant

Options granted under the plan expire after 58 months and carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

The grant of options on 21 November 2008 relates to the long term incentive component for the remuneration of Dr C.S. Goldschmidt and C.D. Wilks for the three years ending on 30 June 2011, and have different vesting conditions. The options vest on 22 November 2011 subject to the fulfilment of two separate performance conditions with a 50% weighting for each (that is, 50% of the options are subject to the first performance condition and the other 50% are subject to the second performance condition). Performance condition one requires a Compound Average Growth Rate of EPS for the three years ending 30 June 2011 of 10% p.a., which requires a 2011 EPS of at least 97.83 cents. If this performance condition is not met the relevant 50% of the total number of options will be forfeited on 30 September 2011. Under performance condition two, Sonic's performance is valued by percentile according to its Total Shareholder Return (TSR) against the TSRs of the companies forming the S&P Accumulation Index, excluding Banks and Resource companies, over the performance period from 1 July 2008 to 30 June 2011. A TSR below the 50th percentile will result in nil options vesting, a TSR of the 50th percentile will result in 50% of options vesting with a progressive scale of an additional 2% for each percentile increase up to the 75th percentile. A TSR of the 75th percentile and above will result in 100% of the options vesting. Options to which performance condition two applies that do not vest (due to the appropriate percentile not being reached) will be forfeited on 30 September 2011. The options expire 60 months from the date of issue.

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2009										
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	10,000	-
23/09/04	23/07/09	$9.56	227,500	-	-	(163,500)	-	64,000	64,000	-
15/11/06	15/09/11	$13.10	1,200,000	-	(125,000)	-	-	1,075,000	537,500	1,050,000
13/08/07	13/06/12	$13.00	500,000	-	(300,000)	-	-	200,000	-	200,000
31/07/08	31/05/13	$13.65	-	200,000	(90,000)	-	-	110,000	-	110,000
21/11/08	22/11/13	$12.98	-	2,625,000	-	-	-	2,625,000	-	2,625,000
27/03/09	27/01/14	$11.10	-	1,500,000	-	-	-	1,500,000	-	1,500,000
Total			1,937,500	4,325,000	(515,000)	(163,500)	-	5,584,000	611,500	5,485,000
Weighted Average Exercise Price			$12.64	$12.36	$13.14	$9.56	-	$12.47	$12.67	

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(i) Sonic Healthcare Limited Employee Option Plan (continued)

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercisable at end of the year
			Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2008									
15/04/03	15/02/08	$6.30	312,000	-	(2,500)	(309,500)	-	-	-
23/09/04	23/07/09	$9.51	10,000	-	-	-	-	10,000	7,500
23/09/04	23/07/09	$9.56	345,000	-	-	(117,500)	-	227,500	135,000
15/11/06	15/09/11	$13.10	1,200,000	-	-	-	-	1,200,000	-
13/08/07	13/06/12	$13.00	-	500,000	-	-	-	500,000	-
Total			1,867,000	500,000	(2,500)	(427,000)	-	1,937,500	142,500
Weighted Average Exercise Price			$11.29	$13.00	$6.30	$7.20	-	$12.64	$9.56

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2009 was $11.53 (2008: $16.02).

The weighted average remaining contractual life of share options on issue at the end of the year was 3.9 years (2008: 3.1 years).

Fair value of options granted
The average assessed fair value of options granted during the year ended 30 June 2009 was $1.84 per option (2008: $2.78).

The valuation model inputs for options granted on 31 July 2008 (2008: 13 August 2007) include:

(a) exercise price: $13.65 (2008: $13.00)
(b) share price at time of grant: $13.88 (2008: $14.16)
(c) expected life: 4.17 years from date of issue (2008: 4.17 years)
(d) share price volatility: 22.5% (based on 3 year historic prices) (2008: 17.5%)
(e) risk free rate: 6.2% (2008: 6.2%)
(f) dividend yield: 5.0% (2008: 3.8%)

The valuation model inputs for options granted on 21 November 2008 include:

(a) exercise price: $12.98
(b) share price at time of grant: $13.05
(c) expected life: 4.0 years from date of issue
(d) share price volatility: 24.6% (based on 3 year historic prices)
(e) risk free rate: 4.2%
(f) dividend yield: 5.3%
(g) a Monte Carlo simulation has been applied to fair value the TSR element of the options (performance condition two). The model simulates Sonic's TSR and compares it against the peer group over the vesting period.

The valuation model inputs for options granted on 27 March 2009 include:

(a) exercise price: $11.10
(b) share price at time of grant: $11.42
(c) expected life: 4.17 years from date of issue
(d) share price volatility: 26.4% (based on 3 year historic prices)
(e) risk free rate: 4.0%
(f) dividend yield: 6.0%

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(ii) Queensland X-Ray (QXR) options

Pursuant to Sonic's agreement with the vendors of QXR, Sonic is to issue a total of 1,000,000 options to staff of QXR. The vesting and other conditions for these options are the same as those for the Sonic Healthcare Limited Employee Option Plan. To date 825,000 options have been issued in the following tranches:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company – 2009										
19/04/04	19/12/08	$7.57	67,000	-	-	(67,000)	-	-	-	-
24/07/06	24/05/11	$12.69	40,000	-	-	-	-	40,000	20,000	20,000
Total			107,000	-	-	(67,000)	-	40,000	20,000	20,000
Weighted Average Exercise Price			$9.48	-	-	$7.57	-	$12.69	$12.69	
Consolidated Group and Parent Company - 2008										
7/04/03	7/02/08	$6.01	50,000	-	-	(50,000)	-	-	-	
19/02/04	19/12/08	$7.57	115,000	-	(20,000)	(28,000)	-	67,000	30,750	
24/07/06	24/05/11	$12.69	40,000	-	-	-	-	40,000	-	
Total			205,000	-	(20,000)	(78,000)	-	107,000	30,750	
Weighted Average Exercise Price			$8.19	-	$7.57	$6.57	-	$9.48	$7.57	

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2009 was $13.69 (2008: $15.96).

The weighted average remaining contractual life of share options on issue at the end of the year was 1.9 years (2008: 1.2 years).

(iii) Executive Incentive Plan

Executive Incentive Plan options expire 60 months after issue and are able to be exercised subject to the following vesting periods:

- Up to 50% may be exercised after 24 months from the date of issue
- Up to 100% may be exercised after 36 months from the date of issue

Details of the Executive Incentive Plan, which operated for the five years to 30 June 2008, are set out in the Remuneration Report within the Directors' Report.

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(iii) Executive Incentive Plan (continued)

A summary of options granted under this plan is set out below:

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Forfeited during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	Number
Consolidated Group and Parent Company - 2009										
26/11/04	26/11/09	$7.50	1,540,000	-	-	(1,400,000)	-	140,000	140,000	-
22/08/05	22/08/10	$7.50	1,540,000	-	-	-	-	1,540,000	1,540,000	340,000
22/08/06	22/08/11	$7.50	1,540,000	-	-	-	-	1,540,000	770,000	1,540,000
24/08/07	24/08/12	$7.50	1,540,000	-	-	-	-	1,540,000	-	1,540,000
22/08/08	22/08/13	$7.50	-	1,540,000	-	-	-	1,540,000	-	1,540,000
Total			6,160,000	1,540,000	-	(1,400,000)	-	6,300,000	2,450,000	4,960,000
Consolidated Group and Parent Company - 2008										
26/11/04	26/11/09	$7.50	1,540,000	-	-	-	-	1,540,000	1,540,000	
22/08/05	22/08/10	$7.50	1,540,000	-	-	-	-	1,540,000	770,000	
22/08/06	22/08/11	$7.50	1,540,000	-	-	-	-	1,540,000	-	
24/08/07	24/08/12	$7.50	-	1,540,000	-	-	-	1,540,000	-	
Total			4,620,000	1,540,000	-	-	-	6,160,000	2,310,000	

The weighted average share price at the date of exercise for options exercised in the 12 months to 30 June 2009 was $13.94.

The weighted average remaining contractual life of options on issue at the end of the year was 2.6 years (2008: 2.7 years).

A summary of the ordinary shares granted under this plan is set out below:

	Consolidated Group and Parent Company	
	2009	2008
	Number	Number
Shares issued under the Executive Incentive Plan	**30,750**	30,750

Shares and options issued in the current and prior financial years represent satisfaction of performance conditions relating to the preceding years.

Fair value of shares and options granted
The assessed fair value of shares and options issued during the year ended 30 June 2009 was $13.54 per share and $7.34 per option respectively (2008: $10.15 and $3.99). The first four years of the performance related entitlements issuable under the Executive Incentive Plan were approved by shareholders at the 2004 Annual General Meeting and covered those issues made during the prior financial years. The final year of the performance related entitlement issuable under the Executive Incentive Plan was approved by shareholders at the 2005 Annual General Meeting and covered the issue made during the current financial year.

The valuation model inputs for the valuation of shares and options approved at the 2005 and 2004 Annual General Meetings were:

(a) exercise price: $7.50 (2008: $7.50)
(b) share price at time of grant: $14.80 (2008: $11.10)
(c) expected life: 5 years from date of issue (2008: 5 years)
(d) share price volatility: 17.7% (based on 3 year historic prices) (2008: 15.3%)
(e) risk free rate: 5.1% (2008: 5.0%)
(f) dividend yield: 3.15% (2008: 3.15%)

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(iv) Independent Practitioner Network Limited Employee Share Option Scheme

Independent Practitioner Network Limited (a member of the Group) could, at the discretion of its Board of Directors, grant options over the ordinary shares in Independent Practitioner Network Limited to directors, executives and certain members of IPN's staff. For the grants on the 29 November 2007, 7 December 2006 and 20 December 2006 the options were contracted to vest one third after two years, one third after three years and the balance after four years with the expiry being one year after each vesting date. Vesting was subject to EPS growth targets being met of 10% compounded annually. For all remaining grants under the plan 25% of the grant were to vest at each anniversary.

The IPN Employee Share Option Scheme was terminated on 16 September 2008 as required by the Scheme of Arrangement under which Sonic acquired all of the shares in IPN which it did not already own.

Set out below are summaries of options under the plan during 2009 and 2008.

Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Cancelled during the year	Exercised during the year	Expired during the year	Balance at end of the year	Exercis-able at end of the year	Balance at date of this report
			Number	Number	Number	Number	Number	Number	Number	
Consolidated Group - 2009										
07/12/06	06/12/09	Nil	349,965	-	(349,965)	-	-	-	-	-
07/12/06	19/12/10	Nil	349,965	-	(349,965)	-	-	-	-	-
07/12/06	06/12/11	Nil	350,070	-	(350,070)	-	-	-	-	-
20/12/06	19/12/09	Nil	579,916	-	(579,916)	-	-	-	-	-
20/12/06	19/12/10	Nil	579,909	-	(579,909)	-	-	-	-	-
20/12/06	19/12/11	Nil	579,910	-	(579,910)	-	-	-	-	-
29/11/07	28/11/10	Nil	1,224,000	-	(1,224,000)	-	-	-	-	-
29/11/07	28/11/11	Nil	1,224,000	-	(1,224,000)	-	-	-	-	-
29/11/07	28/11/12	Nil	1,224,000	-	(1,224,000)	-	-	-	-	-
29/11/07	28/11/10	$0.2517	1,000,000	-	(1,000,000)	-	-	-	-	-
29/11/07	28/11/11	$0.2517	1,000,000	-	(1,000,000)	-	-	-	-	-
29/11/07	28/11/12	$0.2517	1,000,000	-	(1,000,000)	-	-	-	-	-
Total			9,461,735	-	(9,461,735)	-	-	-	-	-
Weighted Average Exercise Price			$0.080	-	$0.080	-	-	-	-	-
Consolidated Group - 2008										
22/08/02	21/08/07	$0.1255	380,000	-	-	(380,000)	-	-	-	
07/12/06	06/12/09	Nil	349,965	-	-	-	-	349,965	-	
07/12/06	19/12/10	Nil	349,965	-	-	-	-	349,965	-	
07/12/06	06/12/11	Nil	350,070	-	-	-	-	350,070	-	
20/12/06	19/12/09	Nil	811,881	-	(231,965)	-	-	579,916	-	
20/12/06	19/12/10	Nil	811,874	-	(231,965)	-	-	579,909	-	
20/12/06	19/12/11	Nil	811,874	-	(231,964)	-	-	579,910	-	
29/11/07	28/11/10	Nil	-	1,224,000	-	-	-	1,224,000	-	
29/11/07	28/11/11	Nil	-	1,224,000	-	-	-	1,224,000	-	
29/11/07	28/11/12	Nil	-	1,224,000	-	-	-	1,224,000	-	
29/11/07	28/11/10	$0.2517	-	1,000,000	-	-	-	1,000,000	-	
29/11/07	28/11/11	$0.2517	-	1,000,000	-	-	-	1,000,000	-	
29/11/07	28/11/12	$0.2517	-	1,000,000	-	-	-	1,000,000	-	
Total			3,865,629	6,672,000	(695,894)	(380,000)	-	9,461,735	-	
Weighted Average Exercise Price			$0.012	$0.113	-	$0.126	-	$0.080	-	

The weighted average share price at the date of exercise for share options exercised in the 12 months to 30 June 2009 was $nil (2008: $0.33).

The weighted average remaining contractual life of options on issue at the end of the year was 0 years (2008: 3.1 years).

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(iv) Independent Practitioner Network Limited Employee Share Option Scheme (continued)

The valuation model inputs to the IPN options granted on 29 November 2007 included:

(a) exercise price: nil and $0.2517
(b) exercise dates subject to growth targets noted above
(c) expiry dates noted in above table
(d) share price at time of grant: $0.252
(e) share price volatility: 51.0%
(f) risk free rate: 6.27%

1,000,000 non-employee share option scheme options over unissued IPN shares were issued on 3 October 2006 to the sellers of the Redcliffe Medical Centre business. The options were to vest one third after two years, one third after three years and one third after four years from the date of acquisition, providing the recipients continued to practice from the Medical Centre business acquired. The options had an exercise price of $0.1441 calculated as the volume weighted average price of shares on the 30 days immediately proceeding the grant date. The options were due to expire on 2 October 2011 but were cancelled on 16 September 2008 as required by the Scheme or Arrangement under which Sonic acquired all of the shares in IPN which it did not already own. The weighted average remaining contractual life of these options on issue at the end of the year was 0 years (2008: 3.3 years).

(v) Expenses arising from share based payment transactions

Total expenses arising from equity-settled share based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated Group		**Parent Company**	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Equity remuneration	**7,632**	9,542	-	-

(vi) Shares issued on the exercise of options up to the date of this report

(a) Sonic Healthcare Limited Employee Option Plan Options:

A total of 163,500 ordinary shares of Sonic were issued during the year ended 30 June 2009 on the exercise of options granted under the Sonic Healthcare Limited Employee Option Plan and a further 99,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	**Amounts paid (per share)**
10,000	$9.51
227,500	$9.56
25,000	$13.10
262,500	

(b) Queensland X-Ray (QXR) Options:

A total of 67,000 ordinary shares of Sonic were issued during the year ended 30 June 2009 on the exercise of QXR options and a further 20,000 shares have been issued since that date, but prior to the date of this report. The amounts paid on issue of those shares were:

Number of options	**Amounts paid (per share)**
67,000	$7.57
20,000	$12.69
87,000	

Note 38 Share based payments (continued)

(a) Share based payments relating to remuneration (continued)

(vi) Shares issued on the exercise of options up to the date of this report (continued)

(c) Executive Incentive Plan:

A total of 1,400,000 ordinary shares were issued during the year ended 30 June 2009 on the exercise of Executive Incentive options and a further 1,340,000 shares have been issued since that date, but prior to the date of this report. The amount paid by the option holders per share was $7.50.

No amounts are unpaid on any of these shares.

(b) Options issued other than in relation to remuneration

(i) Schottdorf Group

3,000,000 options over unissued ordinary Sonic shares were granted on 1 July 2004 as part of the Schottdorf acquisition consideration. Each option was convertible into one ordinary share as set out below on or before 31 August 2009 at an exercise price of $6.75:

- Up to 20% could be exercised after 1 July 2005
- Up to 40% could be exercised after 1 July 2006
- Up to 60% could be exercised after 1 July 2007
- Up to 80% could be exercised after 1 July 2008
- Up to 100% could be exercised after 1 July 2009

Options granted carried no dividend or voting rights. No option holder had any right under the option to participate in any other issue of the company or of any other entity. All of the 3,000,000 options were exercised between 30 June 2009 and the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 0.2 years (2008: 1.2 years).

(ii) Clinical Pathology Laboratories, Inc. (CPL)

2,000,000 options over unissued ordinary Sonic shares were granted on 15 November 2006. Each option is convertible into one ordinary share as set out below at an exercise price of $13.10:

- 1,400,000 may be exercised after 1 October 2010, expiring 30 September 2011
- 300,000 may be exercised after 1 October 2011, expiring 30 September 2012
- 300,000 may be exercised after 1 October 2012, expiring 30 September 2013

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity.

The weighted average remaining contractual life of options outstanding at the end of the year was 2.7 years (2008: 3.7 years). All of the 2,000,000 options remain unexercised as at the date of this report.

(iii) Medica Laboratory Group

1,000,000 options over unissued ordinary Sonic shares were granted on 13 August 2007 as part of the Medica acquisition consideration. Each option is convertible into one ordinary share after 30 May 2012 and on or before 30 September 2012 at an exercise price of $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 1,000,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 3.3 years (2008: 4.3 years).

Note 38 Share based payments (continued)

(b) Options issued other than in relation to remuneration (continued)

(iv) Bioscientia Healthcare Group

1,000,000 options over unissued ordinary Sonic shares were granted on 3 October 2007 as part of the Bioscientia acquisition consideration. Each option is convertible into one ordinary share as set out below on or before 3 August 2012 at an exercise price of $14.16:

- Up to 50% may be exercised after 3 April 2010
- Up to 75% may be exercised after 3 April 2011
- Up to 100% may be exercised after 3 April 2012

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 1,000,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 3.1 years (2008: 4.1 years).

The valuation model inputs for the options granted in 2008 include:

(a) exercise price: $14.16
(b) share price at time of grant: $15.91
(c) expected life: 4.17 years from date of issue
(d) share price volatility: 17.0% (based on 3 year historic prices)
(e) risk free rate: 6.4%
(f) dividend yield: 3.9%

(v) Labor 28 Group

500,000 options over unissued ordinary Sonic shares were granted on 25 July 2008 as part of the Labor 28 acquisition consideration (Note 32). Each option is convertible into one ordinary share as set out below on or before 25 May 2013 at an exercise price of $13.30:

- Up to 50% may be exercised after 25 January 2011
- Up to 75% may be exercised after 25 January 2012
- Up to 100% may be exercised after 25 January 2013

Options granted carry no dividend or voting rights. No option holder has any right under the option to participate in any other issue of the company or of any other entity. All of the 500,000 options remain unexercised as at the date of this report. The weighted average remaining contractual life of options outstanding at the end of the year was 3.9 years.

The valuation model inputs for the options granted in 2008 include:

(a) exercise price: $13.30
(b) share price at time of grant: $13.52
(c) expected life: 4.17 years from date of issue
(d) share price volatility: 22.4% (based on 3 year historic prices)
(e) risk free rate: 6.3%
(f) dividend yield: 5.0%

Note 38 Share based payments (continued)

(c) IPN Exempt Employee Share Plan

The IPN Exempt Employee Share Plan ("IPN EESP") allowed full time or permanent part time employees to salary sacrifice up to $1,000 of their income in any one year to purchase ordinary shares in IPN. The shares were acquired by the Trustee of the IPN Exempt Employee Share Plan Trust and held in trust for the plan participants.

Shares were issued under the plan at the volume weighted average price at which the company's shares traded on the Australian Securities Exchange during the 5 trading days prior to the issue date ("5 day VWAP"). The shares were acquired by the plan on behalf of the plan participants at the beginning of each financial year. The number of shares acquired by the plan for each participant at the beginning of each quarter was calculated by taking the elected annual amount for salary sacrifice and dividing it by the 5 day VWAP before each issue date.

156,839 shares were issued under the plan at $0.2996 per share during the 2008 financial year.

(d) IPN Deferred Employee Share Plan

The IPN Deferred Employee Share Plan ("IPN DESP") allowed executives and directors of IPN to salary sacrifice up to 25% of their income in any one year to purchase ordinary shares in IPN. The shares were acquired by the Trustee of the IPN Deferred Employee Share Plan Trust and held in trust for the plan participants. Shares purchased under the plan were bought on market.

The IPN DESP and IPN EESP were terminated on 16 September 2008, as required by the Scheme of Arrangement under which Sonic acquired all of the shares in IPN which it did not already own.

Note 39 Related parties

(a) Parent entities and subsidiaries

Sonic Healthcare Limited is the ultimate Parent Company in the Group comprising the company and its subsidiaries as detailed in Note 32.

(b) Transactions with related parties

The following transactions occurred with related parties:

	Parent Company	
	2009	2008
	$'000	$'000
Transactions with subsidiaries		
Dividend revenue		
Distributions and dividends received from subsidiaries	213,552	201,152
Tax consolidation legislation		
Current tax payable assumed from wholly-owned tax consolidated entities	36,646	43,682
Interest revenue		
Interest and loan facility fees charged to subsidiaries	39,455	14,945
Interest expense		
Interest charged by subsidiaries	9,640	12,062
Other transactions		
Rent and outgoings charged to subsidiaries	8,061	3,785
Management fees charged to subsidiaries	2,500	2,000
Payment made by subsidiaries for shares issued under the option plans	411	1,103
Loans extended to subsidiaries	354,897	354,430
Loans repaid by subsidiaries	101,556	55,968

(i) Transactions with directors of Sonic Healthcare Limited and other key management personnel

During the financial year rental expense payments totalling $1,251,906 (2008: $1,570,110) have been made by the Group to director related entities, including unit trusts, private companies and spouses. The rental transactions were based on normal terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The directors who had an interest in the rental transactions in the current or preceding financial year were C.J. Jackson, Dr P.J. Dubois and Dr H.F. Scotton.

(ii) Transactions with directors of subsidiaries of the Group

During the financial year rental expense payments totalling $498,130 (2008: $480,882) have been made by the Group to subsidiary director related entities, including unit trusts, private companies and spouses. The rental transactions were based on commercial terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The directors of subsidiaries who had an interest in the rental transactions in the current or preceding financial year were M. Prentice and J. Roberts.

During the financial year rental expense payments totalling $470,884 (2008: $395,452) have been made by the Group to a subsidiary director related entity, SRD Immobilien AG. The rental transactions were based on commercial terms and conditions and at market rates. No balance was outstanding at the end of the current or preceding year. The director of the subsidiary who had an interest in the rental transaction was Dr F. Käppeli.

Note 39 Related parties (continued)

(ii) Transactions with directors of subsidiaries of the Group (continued)

During the year ended 30 June 2009 CPL had the following transactions with entities related to its directors:

Transaction	Director Related Entity	Relevant Directors	2009	2008
Pathology services expense	Clinical Pathology Associates	Dr R.E. Connor, Dr G. Jacknow**	$7,458,778	$10,566,211
Pathology services expense	MD Pathology	Dr M. Deck*	-	$25,752
Management fee revenue	Clinical Pathology Associates	Dr R.E Connor, Dr G. Jacknow**	$1,616,408	$2,718,414
Courier services revenue	MD Pathology	Dr M. Deck*	-	$56

* Dr G. Jacknow and Dr M. Deck ceased to be directors of CPL on 8 July 2007, related party transactions have been reflected up to this date.
** Related party transactions have been reflected up to 31 December 2008 when Dr R.E. Connor's relationship with Clinical Pathology Associates ended.

All of the above transactions were on normal terms and conditions and at market rates.

As at 30 June 2009 a payable to Clinical Pathology Associates of $nil (2008: $651,235) existed.

During the financial year IPN paid information technology service fees of $3,775,031 (2008: $3,384,293) to eHealth Networks Pty Limited, a company in which IPN director Dr M.W. Parmenter is a director but has no economic interest. On 1 January 2007 IPN entered into a 5 year agreement for I.T. support services with eHealth Networks Pty Limited.

These transactions were made on normal commercial terms and conditions and at market rates.

(iii) Remuneration of directors and other key management personnel

Details of remuneration of directors and other key management personnel have been disclosed in the Remuneration Report within the Directors' Report.

(c) Loans to/from related parties

	Parent Company	
	2009	2008
	$'000	$'000
Loans to/from subsidiaries		
Accrued income relating to subsidiaries	**1,419**	4,744
Accrued expenses relating to subsidiaries	**3,782**	5,462
Loans to subsidiaries – Current	**1,110,453**	814,798
Loans to subsidiaries – Non-current	**88,291**	43,740
Loans from subsidiaries – Current	**495,141**	402,664

Terms and conditions of loans to/from subsidiaries
The terms and conditions of the tax funding agreement are set out in Note 7.

Loans to/from offshore subsidiaries from the Parent Company were made on normal terms and conditions, at market interest rates, and are repayable on demand. Loans between wholly-owned entities in the Australian tax Group are non-interest bearing and repayable on demand.

Outstanding balances are unsecured and repayable in cash.

Note 39 Related parties (continued)

(d) Amounts receivable from/payable to other key management personnel

There were no amounts receivable from/payable to other key management personnel at 30 June 2009 (2008: Nil).

(e) Doubtful debts

No provision for doubtful debts has been raised in relation to any receivable or loan balance with related parties, nor has any expense been recognised.

Note 40 Earnings per share

	Consolidated Group	
	2009	2008
	Cents	Cents
Basic earnings per share	**46.9**	75.0
Diluted earnings per share	**46.3**	73.5
Diluted earnings per share before non-recurring items	**85.2**	73.5

	2009	2008
	Shares	Shares
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**365,367,618**	326,845,998
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**369,722,154**	333,379,534

Options over ordinary shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share.

Details of the options exercised and issued in the period between the reporting date and the date of this report are detailed in Note 38.

	Consolidated Group	
	2009	2008
	$'000	$'000
Reconciliations of earnings used in calculating earnings per share		
Net profit	**172,555**	250,406
Net (profit) attributable to minority interests	**(1,195)**	(5,290)
Earnings used in calculating basic and diluted earnings per share	**171,360**	245,116
Reconciliations of earnings used in calculating diluted earnings per share before non-recurring items (after tax)		
Earnings used in calculating basic and diluted earnings per share	**171,360**	245,116
Restructuring costs – New Zealand Pathology	**15,940**	-
Impairment of New Zealand Pathology intangibles	**120,100**	-
Implementation of the direct billing system in Germany*	**3,710**	-
Implementation of the Apollo laboratory information system (Australia)*	**2,450**	-
UK pre-acquisition related insurance claim**	**1,586**	-
Earnings used in calculating basic and diluted earnings per share before non-recurring items	**315,146**	245,116

* included within labour and related costs line in Income Statement
** included within other expenses from ordinary activities line in Income Statement

Note 41 Statements of cash flows

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
(a) Cash at bank and on hand	**557,932**	63,865	**353,361**	687

Cash balances bear floating interest rates of between 0.18% - 3.25% (2008: 0.20% - 8.67%).

	Consolidated Group 2009 $'000	Consolidated Group 2008 $'000	Parent Company 2009 $'000	Parent Company 2008 $'000
(b) Reconciliation of net cash inflow from operating activities to operating profit after income tax				
Operating profit after income tax	**172,555**	250,406	**217,719**	181,826
Add/(less) non-cash items:				
Depreciation and amortisation	**101,283**	81,815	**-**	-
Share based payments	**7,632**	9,542	**-**	-
Fair value adjustments to investment property	**-**	-	**-**	10,200
Impairment of New Zealand Pathology intangibles	**120,100**	-	**-**	-
Other non-cash items	**(2,105)**	(8,979)	**1,977**	(29,008)
Add/(less) changes in assets and liabilities during the financial year:				
(Increase)/decrease in sundry debtors and prepayments	**17,740**	(8,701)	**1,769**	1,519
(Increase)/decrease in trade debtors and accrued revenue	**(8,209)**	(12,064)	**-**	-
(Increase)/decrease in inventories	**(1,795)**	(4,305)	**-**	-
(Increase)/decrease in deferred tax asset	**10,302**	5,289	**-**	-
Increase/(decrease) in trade creditors and accrued expenses	**4,663**	7,943	**(4,660)**	3,983
Increase/(decrease) in deferred tax liability	**2,661**	(3,789)	**1,094**	2,000
Increase/(decrease) in current tax liabilities	**(15,769)**	12,515	**7,563**	4,671
Increase/(decrease) in other provisions	**1,241**	(1,279)	**-**	-
Increase/(decrease) in other liabilities	**413**	(196)	**-**	-
Increase/(decrease) in provision for employee entitlements	**19,240**	3,688	**-**	-
Net cash inflow from operating activities	**429,952**	331,885	**225,462**	175,191

(c) Non-cash financing and investing activities

The following non-cash financing and investing activities occurred during the year and are not reflected in the Cash Flow Statement:

- Plant and equipment with an aggregate fair value of $1,555,000 (2008: $1,111,000) was acquired by means of finance leases and hire purchase agreements.

- 6,365,000 (2008: 4,040,000) options over unissued Sonic shares were issued. The value ($1,142,000) of 500,000 of these options was included as part of the consideration for the Labor 28 Group. In 2008, the value ($3,311,000) of 1,000,000 options was included as part of the consideration for the Bioscientia Healthcare Group and the value ($2,773,000) of 1,000,000 options was included as part of the consideration for the Medica Laboratory Group. 5,865,000 (2008: 2,040,000) options were issued in relation to incentive arrangements along with 39,349 (2008: 30,750) shares.

- In the 2008 year, 116,674 Sonic ordinary shares with a value of $1,805,000 were issued as part of the consideration for the Bioscientia Healthcare Group.

- In 2008, 6,672,000 options over unissued IPN shares were issued in relation to employee incentive arrangements.

Note 42 Financial risk management

The Group is exposed to the following categories of financial risks as part of its overall capital structure; market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's risk management program addresses the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

The Group has adopted the following philosophies towards financial risk management:

- to take a proactive approach in identifying and managing material treasury risks;
- not to take speculative derivative positions;
- to structure hedging to reflect underlying business objectives;
- to reduce volatility and provide more certainty of earnings.

Financial risk management is carried out by a central treasury department (Group Treasury) which identifies, evaluates and hedges financial risks to support the Group's strategic and operational objectives. Group Treasury operates within the parameters of a Treasury Policy approved by a sub-committee of the Board. The Treasury Policy provides written principles for overall financial risk management as well as policies covering specific areas, such as liquidity, funding and interest rate risk, foreign exchange risk, credit risk, and operational treasury risk. One of the key responsibilities of Group Treasury is the management of the Group's debt facilities.

(a) Capital risk management

The Group's objectives when managing capital are to safeguard the consolidated entity's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The capital structure of the Group is proactively managed by issuing new shares by way of institutional placements, shareholder purchase plans, rights issues, as part consideration for acquisitions, or activation from time to time of the Company's Dividend Reinvestment Plan; or by varying the amount of dividends paid to shareholders.

The capital structure of the Group is mainly monitored on the basis of the Debt to Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") ratio, which is also a covenant under Sonic's main bank debt facilities (with a maximum permitted level of 3.5 times). Other ratios considered are the Gearing Ratio and Interest Cover Ratio, which are also covenants under the main facilities. Future compliance with these debt covenants is modelled by reference to a rolling 5 year financial forecast model.

During 2009 and 2008 the Group maintained a Debt to EBITDA ratio of between 2 to 3 times, however short term spikes above this level are considered to accommodate significant business acquisitions. The company's history demonstrates Debt to EBITDA being conservatively and consistently managed towards the lower end of the 2 to 3 times range.

The Debt to EBITDA ratio is calculated as Net (of cash) Interest Bearing Debt divided by EBITDA. EBITDA is normalised for acquisitions made during a period and for equity remuneration expense (a non-cash item).

The Gearing ratio is calculated as Net Interest Bearing Debt divided by Net Interest Bearing Debt plus Equity (per the balance sheet, but subject to certain adjustments), and must be maintained below 55% under the main facilities.

The Group is required to maintain an Interest Cover Ratio greater than 3.25 under the main facilities, calculated as EBITA divided by Net Interest Expense. EBITA is normalised for equity remuneration expense.

These three ratios are the only financial undertakings under Sonic's debt facilities.

The ratios calculated using the facility definitions at 30 June 2009 and 30 June 2008 were as follows:

	2009	2008
Debt to EBITDA (times)	**2.25**	2.47
Gearing	**32.1%**	38.0%
Interest Cover (times)	**6.50**	6.35

Note 42 Financial risk management (continued)

(b) Market risk

(i) Foreign currency risk

Foreign currency risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency rates.

Foreign currency risk arising on the translation of the net assets of the Group's foreign controlled entities, which have a different functional currency, is managed at the Group level. The Group manages this foreign exchange translation risk by "natural" balance sheet hedges, i.e. having borrowings denominated in the same functional currencies of the foreign controlled entities. The foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. As Sonic's foreign currency earnings grow and debt is repaid, the natural hedge becomes less effective, so AUD reported earnings will fluctuate. The underlying earnings in foreign currency however are not affected. For 2009, 32% of Sonic's foreign currency EBIT was hedged (offset) by foreign currency interest expense. Capital hedging is not undertaken given the cash flow implications of ongoing hedging and the long term nature of investments.

The Group is not significantly exposed to transactional foreign currency risk associated with receipts and payments that are required to be settled in foreign currencies. These transactions are limited in number; therefore the exposure is typically identified and managed on a case by case basis, usually by the spot or forward purchase of foreign currencies.

The Parent Company is prima facie exposed to foreign exchange risk primarily from borrowings denominated in foreign currencies, and receipts and payments that are required to be settled in foreign currencies. It seeks to minimise its exposure to foreign exchange risk by entering into agreements with a subsidiary that routinely takes on this type of risk. These agreements effectively transfer foreign exchange risk to the subsidiary.

The carrying amount of the Group's and Parent Company's bank loans are denominated in the following currencies:

	Consolidated Group		Parent Company	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
AUD	**-**	27,500	**-**	-
NZD	**5,600**	17,503	**-**	-
USD	**924,671**	625,183	**-**	-
EURO	**779,549**	553,277	**775,544**	550,642
GBP	**24,505**	53,081	**-**	-
	1,734,325	1,276,544	**775,544**	550,642

Hedge of net investments in foreign operations

Of the total bank loans of $1,734,325,000 (2008: $1,276,544,000), $1,734,325,000 (2008: $1,249,044,000) are denominated in NZD, USD, EURO and GBP as a hedge of the Group's net investment in operations in New Zealand, the United States, Germany and the United Kingdom. Gains or losses on retranslation of these borrowings are transferred to equity to offset any gains or losses on translation of the net investment in these operations. The ineffectiveness recognised in the income statement from net investment hedges was $nil (2008: $nil).

Sensitivity analysis

Based on the financial instruments held at 30 June 2009, had the Australian dollar weakened/strengthened by 10% (2008: 5%) against all relevant currencies, the Group's post-tax profit would have been $nil higher/$nil lower (2008: $527,000 higher/$477,000 lower), as a result of having minimal exposure to foreign currency denominated financial instruments. The movements in profit in 2009 are less sensitive than in 2008 due to a higher foreign currency receivables balance in 2008. Other components of equity would have been $nil lower/higher (2008: $nil lower/higher).

The Parent Company's post-tax profit for the year would have been $255,000 lower/$209,000 higher (2008: $109,000 lower/$99,000 higher) had the Australian dollar weakened/strengthened by 10% (2008: 5%) against all currencies as a result of an inter-company creditor denominated in Hong Kong dollars. The movements in profit in 2009 are more sensitive than in 2008 due to a weaker Australian dollar against the Hong Kong dollar in 2009. Other components of equity would have been $nil lower/higher (2008: $nil lower/higher).

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk

Sonic Healthcare Limited and certain subsidiaries are parties to derivative financial instruments such as interest rate swaps in the normal course of business in order to hedge exposure to fluctuations in interest rates. Derivatives are exclusively used for hedging purposes i.e. not as trading or speculative instruments.

Interest rate swap contracts – cash flow hedge

The Group's main interest rate risk arises from bank loans that are subject to variable interest rates. It is the Group's policy to protect part of the variable interest rate loans drawn under its debt facilities (relevant loans totalling 2009: $1,730,320,000; 2008: $1,246,409,000) from exposure to increasing interest rates.

The Group's policy is to maintain a 5 year rolling hedge policy with minimum and maximum hedging levels set at 40% and 60% respectively, with a weighted average maturity of hedges in the 2.5 - 3 year range. Accordingly, the Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis. Swap contracts are entered into in the currencies of the underlying debt which are NZD, USD, EURO and GBP.

The contracts require settlement of net interest receivable or payable on a quarterly or half yearly basis depending on the funding period of the underlying debt. All interest rate swap contracts have settlement dates which coincide with the dates on which interest is payable on the underlying debt.

Swaps in place at balance date cover approximately 47% (2008: 42%) of the Sonic senior debt outstanding. The fixed interest rates range between 2.57% and 8.05% (2008: 4.32% to 8.05%). The variable interest rates range between 1.06% and 3.48% (2008: 3.10% and 9.35%).

At 30 June, the notional principal amounts and periods of expiry of interest rate swap contracts for the Group were as follows:

	2009 $'000	2008 $'000
Less than 1 year	**138,438**	77,966
1 – 2 years	**133,979**	125,824
2 – 3 years	**185,255**	118,634
3 – 4 years	**171,227**	117,642
4 – 5 years	**190,888**	87,260
	819,787	527,326

There was no ineffective portion of the swaps during either the current or previous financial year.

One interest rate swap was terminated prior to its maturity during the financial year ended 30 June 2009. During the financial year ended 30 June 2008, several interest rate swaps were terminated prior to their maturity when the underlying debt was repaid. As these interest rate swaps had met the criteria for hedge accounting, the immaterial cumulative loss (2008: gain) in the Hedging Reserve was transferred to the income statement as an increase (2008: reduction) to the borrowing costs expense.

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Interest rate risk exposures

The Group's and Parent Company's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following tables.

Consolidated Group — **Fixed interest rate maturities**

	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Non-interest bearing $'000	Total $'000
30 June 2009									
Assets									
Cash and deposits	41(a)	290,731	-	-	-	-	-	13,480	304,211
Trade debtors	9	-	-	-	-	-	-	310,085	310,085
Accrued revenue	9	-	-	-	-	-	-	36,786	36,786
Sundry debtors	9	242	-	-	-	-	-	17,379	17,621
Amounts owing from other entities	9,12	242	258	243	6	-	2,997	3,366	7,112
Other financial assets	13	-	-	-	-	-	-	22,423	22,423
Total assets		291,215	258	243	6	-	2,997	403,519	698,238
Liabilities									
Trade and other creditors	19	-	-	-	-	-	-	234,301	234,301
Amounts owing to vendors	24,25,28	-	19	-	-	-	-	19,257	19,276
Other	24,28	-	-	-	-	-	-	691	691
Lease and hire purchase liabilities	20,25	6,184	2,612	2,242	1,345	959	7,687	-	21,029
Bank loans	20,25	348	348	348	348	348	697	-	2,437
Interest rate swaps pay fixed		138,438	133,979	185,255	171,227	190,888	-	-	819,787
Total liabilities		144,970	136,958	187,845	172,920	192,195	8,384	254,249	1,097,521

Consolidated Group — **Fixed interest rate maturities**

	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Non-interest bearing $'000	Total $'000
30 June 2008									
Assets									
Cash and deposits	41(a)	6,795	-	-	-	-	-	9,274	16,069
Trade debtors	9	463	-	-	-	-	-	257,163	257,626
Accrued revenue	9	-	-	-	-	-	-	18,920	18,920
Sundry debtors	9	197	-	-	-	-	-	28,510	28,707
Amounts owing from other entities	9,12	536	427	440	243	21	1,023	1,985	4,675
Other financial assets	13	-	-	-	-	-	-	11,618	11,618
Total assets		7,991	427	440	243	21	1,023	327,470	337,615
Liabilities									
Trade and other creditors	19	-	-	-	-	-	-	187,808	187,808
Amounts owing to vendors	24,28	-	-	-	-	-	-	14,489	14,489
Other	24,28	-	-	-	-	-	-	562	562
Lease and hire purchase liabilities	20,25	10,019	5,251	1,036	1,072	540	7,588	-	25,506
Bank loans	20,25	329	329	329	329	329	990	-	2,635
Interest rate swaps pay fixed		77,966	125,824	118,634	117,642	87,260	-	-	527,326
Total liabilities		88,314	131,404	119,999	119,043	88,129	8,578	202,859	758,326

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Consolidated Group — **Floating interest rate**

30 June 2009	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Total $'000
Assets								
Cash and deposits	41(a)	253,721	-	-	-	-	-	253,721
Interest rate swaps receive floating		138,438	133,979	185,255	171,227	190,888	-	819,787
Amounts owing from other entities	9,12	166	-	-	-	-	-	166
		392,325	133,979	185,255	171,227	190,888	-	1,073,674
Weighted average interest rate		2.94%	4.85%	4.39%	3.74%	3.54%	-	
Liabilities								
Bank loans	20,25	414,574	495,009	146,493	675,812	-	-	1,731,888
Amounts owing to vendors	20	894	-	-	-	-	-	894
		415,468	495,009	146,493	675,812	-	-	1,732,782
Weighted average interest rate		3.35%	3.35%	3.35%	3.35%	-	-	

Consolidated Group — **Floating interest rate**

30 June 2008	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Total $'000
Assets								
Cash and deposits	41(a)	47,796	-	-	-	-	-	47,796
Interest rate swaps receive floating		77,966	125,824	118,634	117,642	87,260	-	527,326
Amounts owing from other entities	9,12	122	81	-	-	-	-	203
		125,884	125,905	118,634	117,642	87,260	-	575,325
Weighted average interest rate		5.00%	4.78%	5.08%	4.75%	4.50%	-	
Liabilities								
Bank loans	20,25	500,000	-	527,500	-	246,409	-	1,273,909
		500,000	-	527,500	-	246,409	-	1,273,909
Weighted average interest rate		4.64%	-	4.84%	-	4.64%	-	

Parent Company — **Fixed interest rate maturities**

30 June 2009	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Non-interest bearing $'000	Total $'000
Assets									
Cash and deposits	41(a)	252,463	-	-	-	-	-	-	252,463
Total Assets		252,463	-	-	-	-	-	-	252,463

Parent Company — **Floating interest rate**

30 June 2009	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 3 years $'000	Over 3 and less than 4 years $'000	Over 4 and less than 5 years $'000	Over 5 years $'000	Total $'000
Assets								
Cash and deposits	41(a)	100,898	-	-	-	-	-	100,898
Amounts receivable from subsidiaries	9,12	26,842	55,791	-	-	-	32,500	115,133
		127,740	55,791	-	-	-	32,500	216,031
Weighted average interest rate		3.49%	3.93%	-	-	-	4.22%	
Liabilities								
Bank loans	20,25	44,978	209,487	146,493	374,586	-	-	775,544
		44,978	209,487	146,493	374,586	-	-	775,544
Weighted average interest rate		3.47%	3.47%	3.47%	3.47%	-	-	

Note 42 Financial risk management (continued)

(b) Market risk (continued)

(ii) Interest rate risk (continued)

Parent Company

		Floating interest rate						
	Notes	1 year or less	Over 1 and less than 2 years	Over 2 and less than 3 years	Over 3 and less than 4 years	Over 4 and less than 5 years	Over 5 years	Total
30 June 2008		$'000	$'000	$'000	$'000	$'000	$'000	$'000
Assets								
Cash and deposits	41(a)	687	-	-	-	-	-	687
Amounts receivable from subsidiaries	9,12	51,435	-	11,240	-	-	32,500	95,175
		52,122	-	11,240	-	-	32,500	95,862
Weighted average interest rate		10.13%	-	8.69%	-	-	8.55%	
Liabilities								
Bank loans	20,25	32,938	-	209,733	-	307,971	-	550,642
		32,938	-	209,733	-	307,971	-	550,642
Weighted average interest rate		5.61%	-	5.23%	-	5.81%	-	

Note that all other Parent Company financial assets and liabilities are non-interest bearing with no fixed interest rate maturities.

Sensitivity analysis

At 30 June 2009, if interest rates in all relevant currencies had changed by -10/+100 basis points (2008: -/+100 basis points) from the year end rates with all other variables held constant, the Group's post-tax profit for the year would have been $461,000/$4,614,000 higher/lower (2008: $5,244,000/$5,244,000 higher/lower) mainly as a result of lower/higher interest expense from bank loans. The movements in profit in 2009 are less sensitive than in 2008 due to the lower unhedged net debt position at 30 June 2009. Other components of equity would have been $2,043,000/$19,974,000 lower/higher (2008: $11,709,000/$11,242,000 lower/higher) mainly as a result of an increase/decrease in the fair value of the cash flow hedges of borrowings. Equity is more sensitive to movements in year end rates in 2009 than 2008 because of the increased value of cash flow hedges in place at 30 June 2009.

At 30 June 2009, if interest rates had changed by -10/+100 basis points (2008: -/+100 basis points) from the year end rates with all other variables held constant, the Parent Company's post-tax profit for the year would have been $373,000/$3,727,000 higher/lower (2008: $3,465,000 higher/lower) mainly as a result of lower/higher interest expense from bank loans. The movements in profit in 2009 are more sensitive than in 2008 due to the higher bank debt at 30 June 2009. Other components of equity would have been $nil lower/higher (2008: $nil lower/higher).

(iii) Other price risk

The Group and Parent Company do not have significant exposure to fluctuations in the fair values or future cash flows of financial instruments associated with changes in market prices.

(c) Credit risk

The credit risk on financial assets of the Group which have been recognised on the balance sheet, other than investment in shares, is generally the carrying amount, net of any provisions for impairment. Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

The Group does not have any material exposure to any individual customer or counterparty other than certain Government funded bodies in the countries in which the Group operates.

There are no significant concentrations of credit risk within the Group.

Receivable balances and ageing analysis are monitored on an ongoing basis. In order to minimise the Group's exposure to bad debts, rigorously enforced processes are in place to send reminder notices, demands for repayments and ultimately to refer to debt collection agencies. Credit limits are imposed and monitored for commercial customers.

Note 42 Financial risk management (continued)

(c) Credit risk (continued)

The Group has not renegotiated any material collection/repayment terms of any financial assets in the current or previous financial year.

Credit risk in the treasury context is defined as the risk of sustaining a loss as a result of a counterparty that has accepted a deposit from the Group and/or entered into a hedging transaction with the Group related to the management of treasury related risks. In general terms, Group Treasury will only arrange to enter into transactions with counterparties who are part of the Group's lending syndicate.

(d) Liquidity risk

The Group is exposed to funding and liquidity risks including the risk that in refinancing its debt, the Group may be exposed to an increased credit spread (the credit spread is the margin that must be paid over the equivalent government or risk free rate or swap rate) and the risk of not being able to refinance debt obligations or meet other cash outflow obligations at a reasonable cost when required.

The Group's strong cash flows and balance sheet are a major mitigator of this type of risk, along with the dynamics of the medical diagnostic services market. The Group seeks to further mitigate these risks by structuring its debt with a spread of maturities, maintaining relationships with a number of Australian and international banks, and keeping sufficient committed credit lines available for short to medium term needs (balanced against the cost of maintaining such lines).

The tables below analyse the Group's and Parent Company's financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest (other than in the "Carrying Value" column). The table ignores the maturities of undrawn credit lines. For interest rate swaps the cash flows have been estimated using forward interest rates applicable at the reporting date.

Consolidated Group

	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 5 years $'000	Over 5 years $'000	Total $'000	Carrying Value $'000
30 June 2009							
Liabilities							
Trade and other creditors	19	234,301	-	-	-	234,301	234,301
Amounts owing to vendors	20,24,25,28	12,531	4,530	3,044	119	20,224	20,170
Bank loans	20,25	471,542	535,024	855,009	721	1,862,296	1,734,325
Other	24,28	270	53	111	257	691	691
Lease and hire purchase liabilities	20,25	7,264	3,498	6,579	11,434	28,775	21,029
Net-settled interest rate swaps	23	3,957	8,752	27,580	-	40,289	40,289
Total liabilities		729,865	551,857	892,323	12,531	2,186,576	2,050,805

Consolidated Group

	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 5 years $'000	Over 5 years $'000	Total $'000	Carrying Value $'000
30 June 2008							
Liabilities							
Trade and other creditors	19	187,808	-	-	-	187,808	187,808
Amounts owing to vendors	24,28	12,426	1,929	134	-	14,489	14,489
Bank loans	20,25	560,583	560,573	373,109	1,038	1,495,303	1,276,544
Other	24,28	286	28	84	164	562	562
Lease and hire purchase liabilities	20,25	11,276	6,021	4,592	11,941	33,830	25,506
Net-settled interest rate swaps	23	1,069	1,376	4,824	-	7,269	7,269
Net-settled interest rate swaps	8	(120)	(907)	(3,683)	-	(4,710)	(4,710)
Total liabilities		773,328	569,020	379,060	13,143	1,734,551	1,507,468

Note 42 Financial risk management (continued)

(d) Liquidity risk (continued)

Parent Entity

30 June 2009	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 5 years $'000	Over 5 years $'000	Total $'000	Carrying Value $'000
Liabilities							
Trade and other creditors	19	3,363	-	-	-	3,363	3,363
Amounts owing to related entities	19	498,923	-	-	-	498,923	498,923
Bank loans	20,25	71,995	233,008	539,050	-	844,053	775,544
Total liabilities		574,281	233,008	539,050	-	1,346,339	1,277,830

Parent Entity

30 June 2008	Notes	1 year or less $'000	Over 1 and less than 2 years $'000	Over 2 and less than 5 years $'000	Over 5 years $'000	Total $'000	Carrying Value $'000
Liabilities							
Trade and other creditors	19	6,312	-	-	-	6,312	6,312
Amounts owing to related entities	19	408,126	-	-	-	408,126	408,126
Bank loans	20,25	65,539	29,289	566,634	-	661,462	550,642
Total liabilities		479,977	29,289	566,634	-	1,075,900	965,080

The expiry dates for the Group's main debt facilities are as follows:

	AUD $'000	USD $'000	EURO €'000
30 April 2010	144,227	191,640	17,714
5 November 2010	40,000	-	-
15 March 2011	19,330	182,176	120,350
31 July 2011	-	-	84,160
29 October 2012	15,464	235,369	215,200
	219,021	609,185	437,424

There have been no material breaches and no defaults of loans in the current or preceding reporting periods.

(e) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Group approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

For non-traded equity investments, the net fair value is determined using valuation techniques (Note 1(j)).

(f) Fair values

The carrying amounts of assets and liabilities on the Parent Company and Consolidated Group balance sheets approximate their fair values.

Note 43 Events occurring after reporting date

Since the end of the financial year, the directors are not aware of any matter or circumstance not otherwise dealt with in these financial statements that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, other than as follows:

- On 27 August 2009 Sonic's directors declared a final dividend of 35 cents (35% franked) per ordinary share, paid on 28 September 2009. Sonic's Dividend Reinvestment Plan remained suspended for this dividend.

Directors' declaration
For the year ended 30 June 2009

In the directors' opinion:

(a) the financial statements and Notes set out on pages 34 to 116 are in accordance with the *Corporations Act 2001*, including:
  (i) complying with Accounting Standards, the *Corporation Regulations 2001* and other mandatory professional reporting requirements; and
  (ii) giving a true and fair view of the Parent Company's and Group's financial position as at 30 June 2009 and of their performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Parent Company will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 31 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 31.

The directors have been given the declarations by the Managing Director and Finance Director required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

Dr C.S. Goldschmidt
Managing Director

C.D. Wilks
Director

Sydney
30 September 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent auditor's report to the members of Sonic Healthcare Limited

Report on the financial report

We have audited the accompanying financial report of Sonic Healthcare Limited (the company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Sonic Healthcare Limited and the Sonic Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Sonic Healthcare Limited (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001.*

Auditor's opinion

In our opinion:

(a) the financial report of Sonic Healthcare Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 14 to 21 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Sonic Healthcare Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Act 2001*.

Matters relating to the electronic presentation of the audited financial report

This auditor's report relates to the financial report and remuneration report of Sonic Healthcare Limited (the company) for the year ended 30 June 2009 included on the Sonic Healthcare Limited web site. The company's directors are responsible for the integrity of the Sonic Healthcare Limited web site. We have not been engaged to report on the integrity of this web site. The auditor's report refers only to the financial report and remuneration report named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements or the remuneration report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration report to confirm the information included in the audited financial report and remuneration report presented on this web site.

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
30 September 2009

Shareholders' information

1. Information relating to shareholders

(a) Distribution schedule as at 21 September 2009

	No. of holders ordinary shares
1 – 1,000	15,192
1,001 – 5,000	15,204
5,001 – 10,000	1,346
10,001 – 100,000	765
100,001 and over	128
	32,635
Voting rights – on a show of hands	1/member
– on a poll	1/share
Percentage of total holding held by the twenty largest registered holders	74.38%
Number of holders holding less than a marketable parcel	262

(b) Substantial shareholders as at 21 September 2009

The company has received substantial shareholding notices to 21 September 2009 in respect of the following holdings:

	No. of securities	Percentage held
The Capital Group Companies, Inc.	24,414,655	6.29%

(c) Names of the twenty largest registered holders of equity securities as at 21 September 2009

	No. of securities	Percentage held
J P Morgan Nominees Australia Limited	70,463,115	18.14%
National Nominees Limited	68,186,510	17.55%
HSBC Custody Nominees (Australia) Limited	60,584,790	15.60%
Jardvan Pty Ltd	18,458,704	4.75%
Cogent Nominees Pty Ltd	13,077,724	3.37%
Citicorp Nominees Pty Limited	12,408,304	3.19%
ANZ Nominees Limited	9,010,150	2.32%
RBC Dexia Investor Services Australia Nominees Pty Limited (Pipooled Account)	4,991,794	1.29%
Citicorp Nominees Pty Limited (CFS WSLE Geared Share Fund Account)	4,654,279	1.20%
UBS Nominees Pty Ltd	4,075,296	1.05%
Polly Pty Ltd	3,816,646	0.98%
Queensland Investment Corporation	3,475,852	0.89%
Tasman Asset Management Ltd	2,968,211	0.76%
AMP Life Limited	2,371,991	0.61%
Citicorp Nominees Pty Limited (CFS WSLE Imputation Fund Account)	2,047,323	0.53%
Australian Reward Investment Alliance	1,938,930	0.50%
Argo Investments Limited	1,774,483	0.46%
RBC Dexia Investor Services Australia Nominees Pty Limited	1,660,995	0.43%
Quintal Pty Ltd	1,501,138	0.39%
Citicorp Nominees Pty Ltd (CFS Imputation Fund Account)	1,451,939	0.37%
	288,918,174	**74.38%**

2. Unquoted equity securities as at 21 September 2009

	No. on issue	No. of holders
Options over unissued ordinary shares	14,965,000	64

Shareholders' information

3. Share Registry

Computershare Investor Services Pty Limited
Registered address: Level 5, 115 Grenfell Street, Adelaide, SA 5000
Postal address: GPO Box 1903, Adelaide, SA 5001

Enquiries within Australia:	1300 556 161
Enquiries outside Australia:	+61 3 9415 4000
Investor enquiries facsimile:	+61 3 9473 2408

Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry.

Separate shareholdings may be consolidated by advising the Share Registry in writing or by completing a Request to Consolidate Holdings form which can be found online at the above website.

Change of address should be notified to the Share Registry by telephone or in writing without delay. Shareholders who are broker sponsored on the CHESS sub-register must notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by completing a payment instruction form online or advising the Share Registry in writing with particulars.

The Annual Report is produced for your information. However, should you receive more than one or wish to be removed from the mailing list for the Annual Report, please advise the Share Registry. You will continue to receive any Notices of Meetings and Proxy Forms.

Supporting the environment through eTree

Sonic Healthcare Limited is a participating member of eTree and proud to support this environmental scheme encouraging security holders to register to access all their communications electronically. Our partnership with eTree is an ongoing commitment to driving sustainable initiatives that help security holders contribute to a greener future.

For every email address registered at www.eTree.com.au/sonichealthcare, a donation of $1 is made to Landcare Australia. With your support of the eTree project, Sonic Healthcare has decreased its annual report and print production by ~10%. The result, in conjunction with Landcare Australia, is thousands of new trees being planted in reforestation projects around Australia and New Zealand. Furthermore, the ongoing benefits of this initiative include a reduction in energy and water resources associated with paper production.

We also encourage you to visit eTree if your email address has changed and you need to update it. For every updated registration, $1 will be donated to Landcare Australia. To register, you will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN).

4. Annual General Meeting

The Annual General Meeting will be held at the Fort Macquarie Room, The InterContinental Hotel Sydney, 117 Macquarie Street, Sydney at 10.00am on Thursday 19 November 2009.

Loogun --- · (' (-)

RECEIVED Rule 3.19A.2
2009 OCT 20 A 9:10

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	21 September 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the Sonic Healthcare Employee Share Trust ("SHEST"). Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which held ordinary shares in Sonic Healthcare Limited.
Date of change	(1) 23/09/09 – 29/09/09 (2) 24/09/09 – 30/09/09
No. of securities held prior to change	Direct 1,100,000 Sonic Healthcare Limited ordinary shares 3,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan

	Indirect 200,000 Sonic Healthcare Limited ordinary shares held by Hamlac Pty Ltd atf Goldschmidt Family Trust 30,243 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	Nil
Number disposed	(1) 400,000 ordinary shares in Sonic Healthcare Limited (2) 200,000 ordinary shares in Sonic Healthcare Limited
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) $13.9452 per share (2) $13.9733 per share
No. of securities held after change	Direct 700,000 Sonic Healthcare Limited ordinary shares 3,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 30,243 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale of shares on market

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged on 30/9/09

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	21 September 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the Sonic Healthcare Employee Share Trust ("SHEST"). Ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd.
Date of change	23/09/09 – 30/09/09

No. of securities held prior to change	Direct 468,750 Sonic Healthcare Limited ordinary shares 1,960,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse) 15,122 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	Nil
Number disposed	(1) 128,750 ordinary shares in Sonic Healthcare Limited held directly. (2) 100,000 ordinary shares in Sonic Healthcare Limited held by Estelle Wilks (spouse)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) $13.967 per share (2) $13.9086 per share

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 340,000 Sonic Healthcare Limited ordinary shares 1,960,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 100,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse) 15,122 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale of shares on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SONIC HEALTHCARE LIMITED

ABN

24 004 196 909

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,385,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid

ME_78001411_2 (W2003)

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	▪ 25,000 to be issued at $13.10. ▪ 20,000 to be issued at $12.69. ▪ 1,340,000 shares to be issued at $14.11 per share, upon exercise of the options with payment of an exercise price of $7.50 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	388,429,875	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
	Options Expiring on:
340,000	22.08.2010 @ $7.50
20,000	24.05.2011 @ $12.69
1,540,000	22.08.2011 @ $7.50
1,050,000	15.09.2011 @ $13.10
1,400,000	30.09.2011 @ $13.10
300,000	30.09.2012 @ $13.10
300,000	30.09.2013 @ $13.10
1,000,000	30.09.2012 @ $13.00 or, where the closing market share price for Sonic's shares on 30 May 2012 is less than $15.00, $2.00 less than the closing price on that day.
200,000	13.06.2012 @ $13.00
1,540,000	24.08.2012 @ $7.50
1,000,000	03.08.2012 @ $14.16
500,000	25.05.2013 @ $13.30
110,000	31.05.2013 @ $13.65
1,540,000	22.08.2013 @ $7.50
2,625,000	22.11.2013 @ $12.98
1,500,000	27.01.2014 @ $11.10

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A

30 How do +security holders sell their entitlements *in full* through a broker?	N/A
31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32 How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 September 2009
Company Secretary

Print name: ...Paul Alexander...

== == == == ==

Australian Securities &
Investments Commission

RECEIVED

2009 OCT 20 A 9:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Section A, B *or* C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement.

Company details

Company name
SONIC HEALTHCARE LIMITED

Refer to guide for information about corporate key

ACN/ABN
004 196 909

Corporate key
22845603

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
PRASHAN KULASEKERA

ASIC registered agent number (if applicable)
20010

Telephone number
02 9855 5334

Postal address
14 GIFFNOCK AVENUE, MACQUARIE PARK NSW 2113

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
Paul Alexander

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
1 8 / 0 9 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities & Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason the shares have been cancelled (select one or more boxes)

Redeemable preference shares - **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction - **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back - **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and not more than 1 year before the share buy-back can take place

☐ Forfeited shares - **S.258D**

Shares returned to a public company - **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	25,000	$13.10	NIL
ORD	20,000	$12.69	NIL
ORD	1,340,000	$14.11	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

1 4 / 0 9 / 0 5
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No** If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s 178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned.

The changes apply to

Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change

Please indicate the earliest date that any of the following changes occurred

Date of change

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register

(New members only)

Date of entry

☐☐ / ☐☐ / ☐☐

[D D] [M M] [Y Y]

Coded 21/9/09

RECEIVED

2009 OCT 20 A 9:

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	COLIN STEPHEN GOLDSCHMIDT
Date of last notice	30 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the Sonic Healthcare Employee Share Trust ("SHEST"). Director of Hamlac Pty Ltd atf Goldschmidt Family Trust which holds ordinary shares in Sonic Healthcare Limited.
Date of change	(1) 14 September 2009 (2) 15 September 2009
No. of securities held prior to change	Direct 100,000 Sonic Healthcare Limited ordinary shares 4,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan

	<u>Indirect</u> 200,000 Sonic Healthcare Limited ordinary shares held by Hamlac Pty Ltd atf Goldschmidt Family Trust 30,243 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	1,000,000 Sonic Healthcare Limited shares acquired from the exercise of options ("Shares")
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1,000,000 ordinary shares acquired on payment of $7,500,000 to exercise options.
No. of securities held after change	<u>Direct</u> 1,100,000 Sonic Healthcare Limited ordinary shares 3,000,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 1,750,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan <u>Indirect</u> 200,000 Sonic Healthcare Limited ordinary shares held by Hamlac Pty Ltd atf Goldschmidt Family Trust 30,243 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Shares acquired from the exercise of options on 14 September 2009 were issued to SHEST on 14 September 2009. (2) On 15 September 2009, Shares were withdrawn from SHEST and legal title transferred to Dr Goldschmidt.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged 21/9/09

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Sonic Healthcare Limited**
ABN	24 004 196 909

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER DAVID WILKS
Date of last notice	30 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ordinary shares in Sonic Healthcare Limited are held in the Sonic Healthcare Employee Share Trust ("SHEST"). Ordinary shares in Sonic Healthcare Limited are held in the name of Estelle Wilks (spouse) and Hot Clothing Company Pty Ltd.
Date of change	(1) 14 September 2009 (2) 15 September 2009

No. of securities held prior to change	Direct 128,750 Sonic Healthcare Limited ordinary shares 2,300,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse) 15,122 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Class	Fully paid ordinary shares in Sonic Healthcare Limited.
Number acquired	340,000 Sonic Healthcare Limited shares acquired from the exercise of options ("Shares")
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	340,000 ordinary shares acquired on payment of $2,550,000 to exercise options.

+ See chapter 19 for defined terms.

No. of securities held after change	Direct 468,750 Sonic Healthcare Limited ordinary shares 1,960,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $7.50 each under the Executive Incentive Plan 875,000 unlisted options over ordinary shares in Sonic Healthcare Limited exercisable at $12.98 each under the Employee Option Plan Indirect 73,000 Sonic Healthcare Limited ordinary shares held by Hot Clothing Company Pty Ltd 200,000 Sonic Healthcare Limited ordinary shares held by Estelle Wilks (spouse) 15,122 Sonic Healthcare Limited ordinary shares held by CPU Share Plans Pty Limited atf SHEST
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(1) Shares acquired from the exercise of options on 14 September 2009 were issued to SHEST on 14 September 2009. (2) On 15 September 2009, Shares were withdrawn from SHEST and legal title transferred to Mr Wilks.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.